The Brink’s Company 1801 Bayberry Court P.O. Box 18100 Richmond, VA 23226-8100 U.S.A. Tel: (804) 289-9600

October 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Yong Kim and Karl Hiller

Re:	The Brink’s Company Form 10-K for the Fiscal Year Ended December 31, 2023 Filed February 29, 2024 File No. 001-09148

Ladies and Gentlemen:

On behalf of The Brink’s Company (the “Company” or “Brink’s”), set forth below is the response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Division”) by letter dated September 23, 2024, with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Commission on February 29, 2024 (the “Form 10-K”), File No. 001-09148. The Company’s General Counsel's office reached out to Yong Kim from the Staff on September 26, 2024. Pursuant to that conversation, the Staff granted an extension to respond to the comment letter until October 23, 2024.

For your convenience, our responses are prefaced by the exact text of the Staff’s comments in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2023

U.S. Securities and Exchange Commission October 22, 2024 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1.            We note that you identify three non-GAAP measures when describing the purpose of your non-GAAP information on page 24, as "to report our operating profit, income from continuing operations and earnings per share without certain income and expense items that do not reflect the regular earnings of our operations." You indicate that you do not consider the excluded items to be reflective of your core operating performance. However, you refer to pages 35-37 for the reconciliations which appear to cover not only those measures but also eight additional non-GAAP measures, and it appears that you have another four non-GAAP measures on page 40 and 42.

Please revise your description of purpose as necessary to explain your rationale for each non-GAAP measure that you present to comply with Item 10(e)(1)(i)(C) of Regulation S-K; it should be clear why you believe each measure provides useful information to investors regarding your financial condition and results of operations. Given that you identify measures of revenue, capital expenditures and financing leases as both GAAP and non-GAAP measures, also revise the labels as necessary to identify the measures as either GAAP or non-GAAP.  Your disclosures should provide appropriate and clear differentiation between GAAP and non-GAAP measures.

Given that the excluded items listed on page 28 include various recurring costs such as reorganization and restructuring, acquisitions and dispositions, and the effects of inflation, please also expand your discussion and analysis of the non-GAAP measures on page 25 to clarify the nature of the recurring costs that have been excluded from your non-GAAP measures and to explain why activity associated with the costs is not relevant to understanding your core operating performance or regular earnings, in your view.

The Company acknowledges the Staff’s comments and will revise the descriptions of non-GAAP measures in future filings to describe each non-GAAP measure used in the filing and why the Company believes each measure provides useful information to investors regarding the Company’s financial condition and results of operations. The Company will also revise labels of measures in future filings to clarify which measures are GAAP and non-GAAP. Exhibit A attached hereto sets forth the relevant sections from the Form 10-K, revised to reflect this updated disclosure. Exhibit A-1 provides a clean version of the proposed Management’s Discussion and Analysis language. Exhibit A-2 includes a version of such disclosure marked to show changes from the Form 10-K language. See page 15 of Exhibit A-1 for example language of updated descriptions and rationale.

U.S. Securities and Exchange Commission October 22, 2024 Page 3

To provide more clarity in future filings, where the GAAP and non-GAAP measures for the periods presented are the same (such as revenue, capital expenditures and financing leases), references to “non-GAAP” with respect to those measures will be removed.

Future filings will also include an expanded discussion of each non-GAAP adjustment describing the nature of the adjustment and why the Company believes it is not relevant to core operating performance or regular earnings. Example expanded disclosure is included throughout Exhibit A-1 where each adjustment is first described, including on pages 8-10 and 16. See also the response to comment 3 below for more background on the exclusion of such items from the non-GAAP measures.

Income and Expense Not Allocated to Segments
Corporate Expenses, page 28

2.            We note that the second table on page 28 is identified as “Other Items Not Allocated to Segments” although items within the table are preceded by the label “Operating profit” and the sum of the items is labeled in an identical manner.  Please correct the labels utilized to characterize the amounts presented within the tabulation.

With regard to unallocated costs, please disclose the criteria utilized to report such costs as either corporate expenses, which are in turn reflected in your non-GAAP measures, or as other items which are excluded from your non-GAAP measures, and explain how that criteria serves to appropriately differentiate between items that are representative of "core operating performance" or "regular earnings" and items that are not, in your view.

The Company acknowledges the Staff’s comments and will revise the “Other Items Not Allocated to Segments” table to provide clarifying labels and descriptions. See page 7 of Exhibit A-1 for example language for such updated table.

The Company first considers if items should be included or excluded from non-GAAP measures based on whether or not we consider them to be part of the Company’s operations and revenue generating activities. Items that are included in non-GAAP measures are reported in either Corporate expenses or in segment results. Items that are excluded from non-GAAP measures would otherwise have been in either Corporate or segment results and are reported as Other Items not Allocated to Segments.

U.S. Securities and Exchange Commission October 22, 2024 Page 4

Corporate expenses include costs to manage the global business and perform activities required by public companies, as well as other items that are considered part of the Company’s operations and revenue generating activities, but are not considered when the chief operating decision maker ("CODM") evaluates segment results. Examples include corporate staff compensation, corporate headquarters costs, regional management costs, share-based compensation, and currency transaction gains and losses.

Other Items not Allocated to Segments include income and expenses that are not necessary to operate the Company's business in the ordinary course and are not considered when the CODM evaluates segment results. These include non-recurring, as well as certain recurring costs and gains. The Company believes each of the items in the “Other Items Not Allocated to Segments” table is appropriately excluded from non-GAAP measures as they are not considered to be part of the Company's operations and revenue generating activities. See pages 7-10 of Exhibit A-1 for additional disclosures to be provided in future filings regarding this criteria.

Non-GAAP Results Reconciled to GAAP, page 35

3.            Given the emphasis you have placed on non-GAAP measures throughout MD&A, and considering language characterizing your non-GAAP measures as more representative of core operating performance and regular earnings than the corresponding GAAP measures, it is unclear how you have considered our Compliance and Disclosure Interpretations (C&DI's) on Non-GAAP measures in formulating your disclosures.

•	Provide us with an analysis of each adjustment showing how you considered the guidance in Question 100.01 of our C&DI's, as to whether the excluded item represents a normal, recurring, cash operating expense necessary to operate your business, and explaining how your exclusion of any amount designated as such would not cause the resulting measure to be misleading in your view.

•	Please address the guidance in Question 102.10(c) of our C&DI's with respect to your presentation of non-GAAP measures in each section of your discussion and analysis, and submit the revisions that you propose to restore balance to the disclosures and to avoid giving undue prominence to your presentation of non-GAAP measures.

U.S. Securities and Exchange Commission October 22, 2024 Page 5

You may view the C&DI's on Non-GAAP measure at the following address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm.

The Company acknowledges the Staff’s comment and has considered the guidance set forth in Question 100.01 of the Staff’s C&DIs. When the Company adjusts for costs and gains in determining non-GAAP measures, the Company evaluates the nature and effect of the excluded items and whether or not these items impact the Company’s operations and revenue generating activities. Based on those evaluations, the Company considers whether the exclusion of a cost or gain could be viewed as misleading. The Company believes the exclusions are not misleading because each item is non-recurring and/or not representative of the ongoing operations of the Company’s business, as described below:

•	Reorganization and Restructuring

○	These net charges relate to the Company's previously announced 2022 Global Restructuring Plan and other targeted restructuring actions, primarily severance charges and asset impairment losses. The 2022 Global Restructuring Plan was designed to, among other things, establish a more efficient operating structure post-COVID-19 pandemic and anticipate potential macroeconomic challenges in light of the COVID-19 pandemic. Other restructuring actions were primarily in response to the COVID-19 pandemic and decision to exit a line of business in the Company's Canada operating unit. Due to the unusual nature of the underlying events that led to these actions, the charges are not considered part of the Company’s operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

•	Acquisitions and dispositions

○	Certain acquisition and disposition items, such as amortization expense for acquisition-related intangible assets, integration, transaction, restructuring and certain compensation costs, are not part of the Company’s operations and revenue generating activities. Additionally, amortization expense is a non-cash expense. All of the items are significantly impacted by the timing and nature of acquisitions and dispositions, and many are inconsistent in amount and frequency. Management has excluded these amounts when evaluating internal performance. Therefore, the Company has not allocated these amounts to segment or Corporate results and has excluded these amounts from non-GAAP results.

U.S. Securities and Exchange Commission October 22, 2024 Page 6

•	Argentina highly inflationary impact

○	As a result of the Company designating Argentina's economy as highly inflationary in 2018, Argentine peso-denominated monetary assets and liabilities are remeasured at each balance sheet date, with remeasurement gains and losses recognized in earnings. In addition, nonmonetary assets retain a higher historical basis, resulting in higher incremental expense being recognized when the assets are consumed. These are non-cash charges, and not part of the Company’s operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

•	Transformation initiatives

○	During 2023, the Company initiated a multi-year program intended to transform its business model and standardize systems and processes to achieve accelerated growth and margin expansion. The transformation costs primarily include third-party professional services and project management charges. As these costs relate to a discrete program and are not reflective of the Company's ongoing operating cost structure, they are not indicative of the Company’s core operating expenses or normal activities. Additionally, management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

•	Non-routine auto loss matter:

○	In 2023, the Company recognized a charge related to litigation around a motor vehicle accident that resulted in the death of a third party. Due to the unusual nature of the matter, including the unique circumstances of the claim, potential magnitude of remedy, and variation from the Company’s ordinary-course litigation strategy, the Company considers the litigation as separate and distinct from routine legal matters. Management does not believe that similar litigation will likely recur within the next two years, and there have been no similar matters within the prior two years. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

U.S. Securities and Exchange Commission October 22, 2024 Page 7

•	Change in allowance estimate

○	The Company recorded a charge that resulted from revising its methodology in estimating its allowance for doubtful accounts after experiencing significantly aged balances that arose primarily during the pandemic. The charge was not reflective of the Company’s operations and revenue generating activities in the period the charge was recorded. Additionally, given the unusual nature of the events that led to the charge (i.e., the COVID-19 pandemic), a similar charge is not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

•	Ship loss matter

○	In 2022, the Company recorded a charge for an estimated probable loss associated with a claim from a ship owner. In 2015, the Company placed cargo containing customer valuables on a ship which suffered extensive damages and losses of cargo. The Company’s cargo did not suffer any damage. However, the ship owner declared a "general average claim," an ancient maritime law principle, to recover losses from customers with undamaged cargo based on the pro rata value of ship cargo. Due to the unusual nature of the events that led to the charge, a similar charge is not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years. Management has excluded this amount when evaluating internal performance. Therefore, it has not been allocated to segment or Corporate results and is excluded from non-GAAP results.

•	Chile antitrust matter

○	The Company has recorded charges for a contingent loss associated with an investigation initiated by the Chilean Fiscalía Nacional Económica or "FNE" (the Chilean antitrust agency). The investigation is related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. These costs are not considered part of the Company’s operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were there similar charges within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, these amounts have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

U.S. Securities and Exchange Commission October 22, 2024 Page 8

•	Internal loss

○	The Company recorded net gains that partially offset losses previously recorded that were associated with the impact of actions by a former non-management employee in the Company’s U.S. global services operations. The former employee embezzled funds from the Company and, in an effort to cover up the embezzlement, intentionally misstated the underlying accounts receivable subledger data. The Company incurred costs to reconstruct the accounts receivable subledger, to reserve for uncollectible receivables and for legal expenses to recover insurance claims. Subsequently, the Company recognized gains as it collected previously reserved receivables and the insurance claims. Both the expenses and the gains related to this matter are not part of the Company’s operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were there similar charges or gains within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, these amounts have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

•	Reporting compliance

○	The Company incurred certain compliance costs in 2023 to remediate a material weakness in its internal controls over financial reporting. These costs are not part of the Company’s operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

•	Retirement plans

○	The Company incurs costs associated with certain retirement plans that have been frozen to new entrants, such as interest expense and amortization of actuarial gains and losses. Furthermore, the Company also incurs non-cash settlement charges and curtailment gains related to all of its retirement plans. These costs and gains are not considered to be part of the Company’s operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. Therefore, they are excluded from non-GAAP results.

U.S. Securities and Exchange Commission October 22, 2024 Page 9

•	Valuation allowance on tax credits

○	As a result of new foreign tax credit regulations, the Company released a valuation allowance on deferred tax assets and recorded a significant income tax credit in 2022. The Company then re-established some of the valuation allowance in 2023 primarily related to adjustments to the previous foreign tax credit changes, resulting in a significant incremental income tax expense. This gain and subsequent charge both related to the same underlying event, a major tax law change. A similar event is not reasonably likely to recur within two years, nor did a similar event occur within the prior two years. Also, the gain and charge are not considered to be part of the Company’s operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. Therefore, they are excluded from non-GAAP results.

•	Deferred tax valuation allowance

○	The Company recorded income tax expense as a result of increasing a valuation allowance against certain deferred tax asset balances. This adjustment resulted from a decision to exit a line of business in its Canada operating unit. The incremental income tax expense was excluded from non-GAAP results, consistent with the exclusion of restructuring-related charges incurred to exit this business. Due to the unusual nature of the underlying event, the charge is not considered part of the Company’s operations and revenue generating activities. Management has excluded this amount when evaluating internal performance. Therefore, it is excluded from non-GAAP results.

•	Increase in restricted cash held for customers

○	The Company's restricted cash held for customers is not available for general corporate purposes such as payroll, vendor invoice payments, debt repayment, or capital expenditures. Because the cash is not available to support the Company’s operations and revenue generating activities, management excludes the changes in the restricted cash held for customers balance when assessing cash flows from operations. The Company believes that the exclusion of the change in restricted cash held for customers from non-GAAP operating cash flows is helpful to users of the financial statements as it presents this financial measure consistent with how management assesses this liquidity measure.

U.S. Securities and Exchange Commission October 22, 2024 Page 10

•	Decrease in certain customer obligations

○	The title to cash received and processed in certain of the Company’s secure cash management services operations transfers to the Company for a short period of time. The cash is generally credited to customers’ accounts the following day and is thus not available for general corporate purposes. Because the cash is not available to support the Company’s operations and revenue generating activities, management excludes the changes in this specific cash balance when assessing cash flows from operations. The Company believes that the exclusion of the change in this cash balance from its non-GAAP operating cash flows measure is helpful to the users of the Company's financial statements as it presents this financial measure consistent with how management assesses this liquidity measure.

•	Amounts held by cash management services operations

○	As described above, cash held in certain of the Company's secure cash management services operations is not available to support its operations and revenue generating activities. Therefore, management excludes this specific cash balance when assessing the Company's liquidity and capital resources, and in the computation of Net Debt. We believe that the exclusion of this cash balance from non-GAAP Net Debt measure is helpful to the users of the Company's financial statements as it presents this financial measure consistent with how management assesses this liquidity measure.

•	G4S intercompany payments

○	As part of the Company's acquisition of multiple entities from G4S Plc ("G4S") in 2020, it paid amounts to G4S to acquire net intercompany receivables from certain acquired subsidiaries. These payments were specific to the G4S acquisition and have not recurred in other business acquisitions. Management does not consider these payments to be transactions that support the Company’s operations and revenue generating activities. The Company believes that the exclusion of these cash payments to G4S from its non-GAAP operating cash flows measure is helpful to the users of the Company's financial statements as it presents this financial measure consistent with how management assesses this liquidity measure.

U.S. Securities and Exchange Commission October 22, 2024 Page 11

In addition, in future filings, the non-GAAP disclosures will be revised to clarify and expand descriptions of non-GAAP measure adjustments as set forth on pages 8-10 of Exhibit A-1.

The Company has also considered the guidance set forth in Question 102.10(c) of the Staff’s C&DIs. The proposed revisions to future filings set forth in Exhibit A ensure a balanced disclosure of GAAP and non-GAAP measures with clarified labeling and adjusted ordering that avoid giving undue prominence to non-GAAP measures. As set forth on pages 17-18 of Exhibit A-1, in future filings the Company will modify the presentation of the reconciliations of non-GAAP measures to ensure the presentation does not resemble a full non-GAAP income statement. As part of these modifications, the Company will remove certain non-GAAP measures and associated reconciliations, such as: reconciliation of the non-GAAP tax rate to the U.S. Federal tax rate, non-GAAP interest expense, non-GAAP Interest and other nonoperating income (expense), non-GAAP provision for income taxes, non-GAAP net income (loss) attributable to noncontrolling interests, and non-GAAP depreciation and amortization. In addition, if the GAAP and non-GAAP measures are the same for the periods presented, the Company will only discuss and present the GAAP measure to simplify the disclosures.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (214) 897-0378. Thank you.

Respectfully Submitted,

/s/ Kurt B. McMaken
Kurt B. McMaken
Chief Financial Officer, The Brink’s Company

cc:	Lindsay K. Blackwood, General Counsel

The Brink’s Company

Michael E. Sweeney, Chief Accounting Officer & Corporate Controller

The Brink’s Company

Dave I. Meyers, Esq.

Troutman Pepper Hamilton Sanders LLP

Exhibit A-1

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THE BRINK’S COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF DECEMBER 31, 2023 AND 2022 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2023 TABLE OF CONTENTS Page OPERATIONS 1 RESULTS OF OPERATIONS Analysis of Results 3 Other Operating Income and Expense 11 Nonoperating Income and Expense 12 Income Taxes 13 Noncontrolling Interests 14 Non-GAAP Measures and Reconciliations to GAAP Measures 15 Foreign Operations 19 LIQUIDITY AND CAPITAL RESOURCES Overview 22 Operating Activities 22 Investing Activities 23 Financing Activities 24 Effect of Exchange Rate Changes on Cash and Cash Equivalents 25 Capitalization 26 Off Balance Sheet Arrangements 28 U.S Retirement Liabilities 29 Contingent Matters 31 APPLICATION OF CRITICAL ACCOUNTING POLICIES Deferred Tax Asset Valuation Allowance 32 Business Acquisitions 33 Goodwill, Other Intangible Assets and Property and Equipment Valuations 34 Retirement and Postemployment Benefit Obligations 35 Foreign Currency Translation 39 The discussion of operating results and financial condition comparing 2022 versus 2021 can be found in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2022 ("2022 10-K"), starting on page 20.

1 OPERATIONS The Brink’s Company is a leading global provider of cash and valuables management, digital retail solutions, and ATM managed services throughout the world. These services include: Cash and Valuables Management • Cash-in-transit ("CIT") services – armored vehicle transportation of cash and coin • Basic ATM services – replenishing funds and providing basic maintenance services to our customers’ automated teller machines • Brink's Global Services ("BGS") – secure international transportation, pick-up, packaging, customs clearance, secure vault storage, and inventory management of high-value commodities • Cash management services – counting, sorting, wrapping, check imaging, cashier balancing, counterfeit detection, account consolidation and electronic reporting • Vaulting services – combines cash-in-transit services, cash management, vaulting and electronic reporting technologies for banks • Other Services – guarding, commercial security, and payment services Digital Retail Solutions ("DRS") and ATM Managed Services ("AMS") • Digital Retail Solutions – services that facilitate faster access to cash deposits leveraging Brink’s tech-enabled devices and software platforms that enable enhanced customer analytics and visibility • ATM managed services – comprehensive solutions for ATM management, including cash forecasting, cash optimization, ATM remote monitoring, service call dispatching, transaction processing, and installation services We manage our business in the following four segments: • North America – operations in the U.S. and Canada, including the Brink’s Global Services ("BGS") line of business, • Latin America – operations in Latin American countries where we have an ownership interest, including the BGS line of business, • Europe – total operations in European countries that primarily provide services outside of the BGS line of business, and • Rest of World – operations in the Middle East, Africa and Asia. This segment also includes total operations in European countries that primarily provide BGS services and BGS activity in Latin American countries where we do not have an ownership interest. We believe that Brink’s has significant competitive advantages including: • brand recognition • reputation for a high level of service and security • risk management and logistics expertise • global network and customer base • proven operational excellence • high-quality insurance coverage and financial strength, and • innovative technology-enabled offerings Our strategy is to grow Brink’s by providing a superior customer experience and driving continuous improvement. We will achieve this by delivering on four strategic pillars: Growth and Customer Loyalty, Innovation, Operational Excellence, and Talent. This framework considers our global footprint and values-driven culture. We focus our time and resources on service quality, protecting and strengthening our brand, and addressing our risks. Our marketing and sales efforts are enhanced by the “Brink’s” brand, so we seek to protect and build its value. Because our services focus on handling, transporting, protecting, and managing valuables, we strive to understand and manage risk. To earn an adequate return on capital, we focus on the effective and efficient use of resources in addition to our pricing discipline. We attempt to optimize the business that flows through our branches, vehicles, and systems to obtain the lowest costs possible without compromising safety, security, or service. Operating results may vary from period to period. Our cash and valuables management revenues are generated from charges per service performed or based on the value of goods transported, which may be affected by both the level of economic activity and the volume of business for specific customers. We also periodically incur costs to change the scale of our operations when volumes increase or decrease. Incremental costs incurred usually relate to increasing or decreasing the number of employees and increasing or decreasing branches or administrative facilities. In addition, security costs can vary depending on performance, the cost of insurance coverage, and changes in crime rates (e.g., attacks and robberies).

2 Brink’s revenues and related operating profit are generally higher in the second half of the year, particularly in the fourth quarter, due to generally increased economic activity associated with the holiday season.

RESULTS OF OPERATIONS

Analysis of Results

Consolidated Results

(In millions, except for percentages and per share amounts)	Years Ended December 31, 2023	2022	2021	% change 2023	2022
GAAP					
Revenues	**$ 4,874.6**	4,535.5	4,200.2	**7**	8
Cost of revenues	**3,707.1**	3,461.9	3,235.8	**7**	7
Selling, general and administrative expenses	**688.1**	687.0	629.7	**—**	9
Operating profit	**425.2**	361.3	354.7	**18**	2
Operating profit margin	**8.7 %**	8.0 %	8.4 %	**NM**	NM
Income (loss) from continuing operations[(a)]	**86.0**	173.5	103.1	**(50)**	68
Diluted EPS from continuing operations[(a)]	**$ 1.83**	3.63	2.06	**(50)**	76
Non-GAAP[(b)]					
Non-GAAP operating profit	**$ 615.0**	550.3	470.5	**12**	17
Non-GAAP operating profit margin	**12.6 %**	12.1 %	11.2 %	**NM**	NM
Non-GAAP income from continuing operations[(a)]	**344.6**	286.4	237.9	**20**	20
Non-GAAP diluted EPS from continuing operations[(a)]	**$ 7.35**	5.99	4.75	**23**	26

(a) Amounts reported in this table are attributable to the shareholders of Brink's and exclude earnings related to noncontrolling interests.

(b) These measures are supplemental financial measures that are not required by, or presented in accordance with, GAAP. See page 15 for further information on these non-GAAP measures and reconciliations to the applicable GAAP measures.

GAAP Basis

Analysis of Consolidated Results: 2023 versus 2022

Consolidated Revenues Revenues increased $339.1 million due to organic increases in Latin America ($282.0 million), Europe ($71.4 million), Rest of World ($22.7 million), and North America ($18.3 million) and the favorable impact of acquisitions ($105.5 million), partially offset by the unfavorable impact of currency exchange rates ($160.8 million). The unfavorable currency impact was driven primarily by the Argentine peso. Revenues increased 9% on an organic basis primarily due to inflation-based price increases and growth in AMS and DRS revenue. See above for our definition of "organic."

Consolidated Costs and Expenses Cost of revenues increased 7% to $3,707.1 million primarily due to higher revenue, including the impact of acquisitions, partially offset by the impact of currency exchange rates and lower costs related to restructuring actions and cost productivity. Selling, general and administrative costs increased 0.2% to $688.1 million primarily due to organic increases in labor and other administrative costs and the impact of acquisitions partially offset by the 2022 unfavorable impact of a change in allowance estimate ($15.6 million) due to a modification in our methodology to estimate the allowance for doubtful accounts and the impact of currency exchange rates.

Consolidated Operating Profit and Operating Profit Margin Operating profit margin increased from 8.0% to 8.7%. Operating profit increased $63.9 million due mainly to:

- organic increases in Latin America ($77.4 million), North America ($25.2 million), Europe ($9.1 million), and Rest of World ($3.3 million),
- lower costs incurred related to reorganization and restructuring ($21.2 million),
- favorable operating impact of business acquisitions ($16.1 million), excluding intangible amortization and acquisition-related charges,
- lower costs related to the impact of a change in allowance estimate ($15.6 million) recorded in 2022 due to a modification in our methodology to estimate the allowance for doubtful accounts,
- lower costs related to business acquisitions and dispositions ($15.7 million), including the impact of acquisition-related charges and intangible asset amortization, included in "Other items not allocated to segments", and
- lower corporate expenses on an organic basis ($4.8 million),

partially offset by:

- unfavorable changes in currency exchange rates ($118.5 million) primarily driven by the Argentine peso.

3

4 Consolidated Income from Continuing Operations Attributable to Brink’s and Related Per Share Amounts Income from continuing operations attributable to Brink’s shareholders decreased $87.5 million to $86.0 million due to higher income tax expense ($97.8 million) and higher interest expense ($65.0 million), partially offset by the increase in operating profit mentioned above, higher interest and other nonoperating income ($10.7 million), and lower noncontrolling interest ($0.7 million). Diluted earnings per share from continuing operations was $1.83, down from $3.63 in 2022. Non-GAAP Basis Analysis of Consolidated Results: 2023 versus 2022 Non-GAAP Financial Measures The non-GAAP measures included in the table above and the analysis below present our operating profit, operating profit margin, income from continuing operations and earnings per share without certain income and expense items that do not reflect the regular earnings of the Company's operations. These non-GAAP measures are described in more detail on page 15 and are reconciled to comparable GAAP measures on pages 16-18. Non-GAAP Consolidated Operating Profit and Non-GAAP Operating Profit Margin Non-GAAP operating profit margin increased from 12.1% to 12.6%. Non-GAAP operating profit increased $64.7 million due mainly to: • organic increases in Latin America ($77.4 million), North America ($25.2 million), Europe ($9.1 million), and Rest of World ($3.3 million), • the favorable operating impact of business acquisitions ($16.1 million), excluding intangible amortization and acquisition-related charges, and • lower corporate expenses on an organic basis ($4.8 million), partially offset by: • unfavorable changes in currency exchange rates ($71.2 million), driven primarily by the Argentine peso. Non-GAAP Consolidated Income from Continuing Operations Attributable to Brink’s and Related Per Share Amounts Non-GAAP income from continuing operations attributable to Brink’s shareholders increased $58.2 million to $344.6 million due to the operating profit increase mentioned above, higher interest and other nonoperating income ($45.7 million), lower income tax expense ($12.3 million), and lower noncontrolling interest ($0.9 million), partially offset by higher interest expense ($65.4 million). Diluted earnings per share from continuing operations was $7.35, up from $5.99 in 2022.

Revenues and Operating Profit by Segment

(In millions, except for percentages)	2022	Organic Change[(a)]	Impact of Acquisitions / Dispositions[(b)]	Currency Effect[(c)]	2023	% Change Total	% Change Organic Growth[(a)]
Revenues:							
North America	$ 1,584.1	18.3	3.2	(4.5)	**1,601.1**	1	1
Latin America	1,210.6	282.0	2.5	(162.8)	**1,332.3**	10	23
Europe	931.4	71.4	107.0	27.0	**1,136.8**	22	8
Rest of World	809.4	22.7	(7.2)	(20.5)	**804.4**	(1)	3
Segment revenues	4,535.5	394.4	105.5	(160.8)	**4,874.6**	7	9
Revenues	$ 4,535.5	394.4	105.5	(160.8)	**4,874.6**	7	9
Operating profit:							
North America	$ 159.1	25.2	0.8	0.1	**185.2**	16	16
Latin America	277.7	77.4	0.8	(75.6)	**280.3**	1	28
Europe	98.4	9.1	13.5	4.0	**125.0**	27	9
Rest of World	163.9	3.3	1.0	(4.1)	**164.1**	—	2
Segment operating profit	699.1	115.0	16.1	(75.6)	**754.6**	8	16
Corporate expenses[(d)]	(148.8)	4.8	—	4.4	**(139.6)**	(6)	(3)
Other items not allocated to segments[(d)]	(189.0)	30.8	15.7	(47.3)	**(189.8)**	—	(16)
Operating profit (loss)	$ 361.3	150.6	31.8	(118.5)	**425.2**	18	42

Amounts may not add due to rounding.

(a) Organic change and organic growth are supplemental financial measures that are not required by, or presented in accordance with, GAAP, and are described in more detail on page 15.

(b) Amounts include the impact of prior year comparable period results for acquired and disposed businesses. This measure is not required by, or presented in accordance with, GAAP and is described in more detail on page 15.

(c) The amounts in the "Currency" column consist of the effects of Argentina devaluations under highly inflationary accounting and the sum of monthly currency changes. This measure is not required by, or presented in accordance with, GAAP and is described in more detail on page 15.

(d) See pages 7-10 for further information, where these items are discussed in more detail.

Analysis of Segment Results: 2023 versus 2022

North America

Revenues increased 1% ($17.0 million) primarily due to a 1% organic increase ($18.3 million) and the favorable impact of acquisitions ($3.2 million), partially offset by the unfavorable impact of currency exchange rates ($4.5 million) from the Canadian dollar. Organic revenue increased primarily due to price increases in the U.S. partially offset by volume reductions due to the rationalization of our customer portfolio to optimize profitability and lower BGS revenue. Operating profit increased ($26.1 million), primarily due to a 16% organic increase ($25.2 million), the favorable impact of acquisitions ($0.8 million), and favorable impact of currency exchange rates ($0.1 million). The organic increase resulted primarily from higher revenue which outpaced the impact of labor and other cost increases, the impact of cost savings related to restructuring primarily in the U.S., and cost productivity.

A change in estimation methodology resulted in a $16.7 million incremental bad debt expense recorded in the first quarter of 2022 that was associated with U.S. aged receivables. In the subsequent quarters of 2022, the additional allowance was reduced by $1.1 million as a result of collections. However, as discussed in Note 1, this amount was recorded as part of "Other items not allocated to segments" and is not included in the North America segment results.

Latin America

Revenues increased 10% ($121.7 million) primarily due to a 23% organic increase of ($282.0 million) and the favorable impact of acquisitions ($2.5 million), partially offset by the unfavorable impact of currency exchange rates ($162.8 million), primarily from the Argentine peso partially offset by favorable impact from the Mexican peso. The organic increase was driven by inflation-based price increases across the segment and growth in AMS and DRS revenue. Operating profit was up 1% ($2.6 million) primarily due to a 28% organic increase ($77.4 million) and the favorable impact of acquisitions ($0.8 million), partially offset by unfavorable currency exchange rates ($75.6 million). The organic increase was driven by higher revenue which outpaced the impact of labor and other cost increases.

5

6 Europe Revenues increased 22% ($205.4 million) due to the favorable impact of the NoteMachine acquisition ($107.0 million), a 8% organic increase ($71.4 million), and the favorable impact of currency exchange rates ($27.0 million). The favorable currency impact was driven by the euro. The organic increase was primarily due to price increases throughout the segment and the growth of AMS and DRS revenue. Operating profit increased ($26.6 million) primarily due to the favorable impact of acquisitions ($13.5 million), an organic increase ($9.1 million), and the favorable impact of currency exchange rates ($4.0 million). The organic increase was primarily driven by higher revenue which outpaced the impact of labor and other cost increases and the revenue mix benefit of higher AMS and DRS revenue. Rest of World Revenues decreased 1% ($5.0 million) due to the unfavorable impact of currency exchange rates ($20.5 million) and dispositions ($7.2 million), partially offset by a 3% organic increase ($22.7 million). The organic increase was primarily due to growth in AMS and DRS. Operating profit increased $0.2 million primarily due to a 2% organic increase ($3.3 million) and the favorable impact of dispositions ($1.0 million), partially offset by the unfavorable impact of currency exchange rates ($4.1 million), driven by most currencies throughout the segment. The disposition impact relates to the disposition of our Russian based operations. The organic increase was primarily due to the impact of labor and other operational cost saving actions throughout the segment and the revenue mix benefit of higher AMS and DRS revenue.

Analysis of Income and Expenses Not Allocated to Segments: 2023 versus 2022

Income and expenses not allocated to segments are reported either as "Corporate Expenses" or "Other Items not Allocated to Segments."

Corporate Expenses include costs to manage the global business and perform activities required by public companies as well as other items that are considered part of our operations and revenue generating activities but are not considered when the chief operating decision maker ("CODM") evaluates segment results. Examples include corporate staff compensation, corporate headquarters costs, regional management costs, share-based compensation, and currency transaction gains and losses.

Other Items not Allocated to Segments include income and expenses that are not necessary to operate our business in the ordinary course and are not considered when the CODM evaluates segment results. These include non-recurring as well as certain recurring costs and gains which are not considered to be part of our operations and revenue generating activities. Each of the items in the "Other Items Not Allocated to Segments" table is excluded from non-GAAP operating profit.

Corporate Expenses

	Years Ended December 31,			% change	
(In millions, except for percentages)	**2023**	2022	2021	**2023**	2022
General, administrative and other expenses	$ **(152.8)**	(161.5)	(141.7)	**(5)**	14
Foreign currency transaction gains (losses)	**15.3**	10.9	2.7	**40**	fav
Reconciliation of segment policies to GAAP	**(2.1)**	1.8	(17.5)	**unfav**	fav
Corporate expenses	$ **(139.6)**	(148.8)	(156.5)	**(6)**	(5)

Corporate expenses in 2023 decreased $9.2 million versus the prior year. This was primarily driven by lower net compensation costs, including share-based compensation and bonus accruals ($24.1 million), as well as an increase in foreign currency transaction gains ($4.4 million). These lower costs were partially offset by increased charges related to insurance and security losses ($10.8 million), higher professional fees ($5.3 million) and higher bad debt expense ($3.5 million) reported as part of the reconciliation of segment policies to U.S. GAAP.

Historically, all Brink's business units followed an internal accounting policy for determining an allowance for doubtful accounts. The allowances were then reconciled to the required U.S. GAAP estimated consolidated allowance, with any differences reported as part of Corporate expense. In 2021, the Corporate reconciling adjustment was an increase of Corporate expense of $17.5 million. The 2021 increase was primarily from a change in the first quarter of 2021 to the allowance calculation method of the North America segment's U.S. business. This change resulted in a $12.3 million increase to Corporate expense offset by a $12.3 million operating profit increase in the North America segment, resulting in no impact to consolidated operating profit for the first quarter of 2021. We changed the U.S. calculation of the allowance in order to more closely align it with the U.S. GAAP consolidated calculation and to minimize reconciling differences. Other than for the U.S. business, the reconciling differences were not significant. The bad debt expense increase excludes the impact of the internal loss in our U.S. global services operations described on page 9.

Other Items Not Allocated to Segments

	Years Ended December 31,			% change	
(In millions, except for percentages)	**2023**	2022	2021	**2023**	2022
Reorganization and Restructuring	$ **(17.6)**	(38.8)	(43.6)	**(55)**	(11)
Acquisitions and dispositions	**(70.6)**	(86.6)	(71.9)	**(18)**	20
Argentina highly inflationary impact	**(86.8)**	(41.7)	(11.9)	**unfav**	unfav
Transformation initiatives	**(5.5)**	—	—	**unfav**	—
Non-routine auto loss matter	**(8.0)**	—	—	**unfav**	—
Change in allowance estimate	**—**	(15.6)	—	**(100)**	unfav
Ship loss matter	**—**	(4.9)	—	**(100)**	unfav
Chile antitrust matter	**(0.5)**	(1.4)	(9.5)	**(64)**	(85)
Internal loss	**—**	—	21.1	**—**	(100)
Reporting compliance	**(0.8)**	—	—	**unfav**	—
Total Other items not allocated to segments	$ **(189.8)**	(189.0)	(115.8)	—	63

7

Reorganization and Restructuring

Costs associated with certain reorganization and restructuring actions are excluded from reported non-GAAP results. These items include primarily severance charges and asset impairment losses. The 2022 Global Restructuring Plan was designed to, among other things, enable growth, reduce costs and related infrastructure, and to mitigate the potential impact of external economic conditions in light of the COVID-19 pandemic. Other restructuring actions were primarily in response to the COVID-19 pandemic and a decision to exit a line of business in our Canada operating unit. Due to the unusual nature of the underlying events that led to these actions, the charges are not considered part of our operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

2022 Global Restructuring Plan

In the first quarter of 2023, management completed the review and approval of remaining actions included in the previously disclosed restructuring program across our global business operations. In total, we have recognized $33.2 million in charges under this program, including $11.0 million in 2023. We expect total expenses from the program to be between $38 million and $42 million. When completed, the current restructuring actions are expected to reduce our workforce by 3,200 to 3,400 positions and result in annualized cost savings of approximately $60 million.

Other Restructurings

As a result of other restructuring actions, we recognized $43.6 million of net costs in 2021, primarily severance costs. We recognized $16.6 million of net costs in 2022, primarily severance costs. We recognized $6.6 million of net costs in 2023.

Charges related to these restructuring actions were excluded from the segments and corporate expenses as shown in the table below:

	Years Ended December 31,			% change	
(In millions, except for percentages)	**2023**	2022	2021	**2023**	2022
Reportable Segments:					
North America	$ **(4.2)**	(11.8)	0.1	**(64)**	unfav
Latin America	**(4.9)**	(15.7)	(13.0)	**(69)**	21
Europe	**(6.1)**	(9.7)	(27.6)	**(37)**	(65)
Rest of World	**(1.2)**	(1.2)	(3.2)	—	(63)
Total excluded from reportable segments	**(16.4)**	(38.4)	(43.7)	**(57)**	(12)
Excluded from Corporate expenses	**(1.2)**	(0.4)	0.1	**unfav**	unfav
Total Reorganization and Restructuring Costs	$ **(17.6)**	(38.8)	(43.6)	**(55)**	(11)

Acquisitions and dispositions

Certain acquisition and disposition items are not part of our operations and revenue generating activities. These items include non-cash amortization expense for acquisition-related intangible assets, as well as integration, transaction, restructuring and certain compensation costs. All of the items are significantly impacted by the timing and nature of our acquisitions and dispositions, and many are inconsistent in amount and frequency. Management has excluded these amounts when evaluating internal performance. Therefore, we have not allocated these amounts to segment or Corporate results and have excluded these amounts from non-GAAP results.

These items are described below:

2023 Acquisitions and Dispositions Items

- Amortization expense for acquisition-related intangible assets was $57.8 million in 2023.
- We derecognized a contingent consideration liability related to the NoteMachine business acquisition and recognized a gain of $4.8 million. We also derecognized a contingent consideration liability related to the Touchpoint 21 acquisition and recognized a gain of $1.4 million.
- We recognized $4.9 million in charges in Argentina in 2023 for an inflation-adjusted labor increase to expected payments to union workers of the Maco Transportadora and Maco Litoral businesses (together, "Maco"). Although the Maco operations were acquired in 2017, formal antitrust approval was obtained in 2021, which triggered negotiation and approval of the expected payments in 2022.
- Net charges of $3.4 million were incurred for post-acquisition adjustments to indemnification assets related to previous business acquisitions.
- We incurred $2.2 million in integration costs, primarily related to PAI, in 2023.
- Transaction costs related to business acquisitions were $4.2 million in 2023.
- We recognized a $2.0 million loss on the disposition of Russia-based operations in 2023.
- Compensation expense related to the retention of key PAI employees was $1.6 million in 2023.

8

9 2022 Acquisitions and Dispositions Items • Amortization expense for acquisition-related intangible assets was $52.0 million in 2022. • We recognized $12.5 million in charges in Argentina in 2022 for expected payments to union workers of the Maco businesses. • Net charges of $7.8 million were incurred for post-acquisition adjustments to indemnification assets related to previous business acquisitions. • We incurred $4.8 million in integration costs, primarily related to PAI and G4S, in 2022. • Transaction costs related to business acquisitions were $5.6 million in 2022. • Restructuring costs related to acquisitions were $0.2 million in 2022. • Compensation expense related to the retention of key PAI employees was $3.5 million in 2022 2021 Acquisitions and Dispositions Items • Amortization expense for acquisition-related intangible assets was $47.7 million in 2021. • We incurred $10.5 million in integration costs related primarily to G4S in 2021. • Transaction costs related to business acquisitions were $6.5 million in 2021. • Restructuring costs related to acquisitions were $5.3 million in 2021. • Compensation expense related to the retention of key PAI employees was $1.8 million in 2021. Argentina highly inflationary impact Beginning in the third quarter of 2018, we designated Argentina's economy as highly inflationary for accounting purposes. As a result, Argentine peso-denominated monetary assets and liabilities are now remeasured at each balance sheet date to the currency exchange rate then in effect, with currency remeasurement gains and losses recognized in earnings. In addition, nonmonetary assets retain a higher historical basis when the currency is devalued. The higher historical basis results in incremental expense being recognized when the nonmonetary assets are consumed. In 2021, we recognized $11.9 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $9.0 million. In 2022, we recognized $41.7 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $37.6 million. In December 2023, the administration of the newly inaugurated President of Argentina allowed the peso to devalue by more than 50%. In total, in 2023, the Argentine peso declined approximately 79%. In 2023, we recognized $86.8 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $79.1 million. These non-cash charges are not part of our operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results. Transformation initiatives During 2023, we initiated a multi-year program intended to accelerate growth and drive margin expansion through transformation of our business model in the U.S., with expectations to then leverage the transformation changes and learnings globally. The program is designed to help us standardize our commercial and operational systems and processes, drive continuous improvement and achieve operational excellence. Accordingly, we have incurred $5.5 million of expense in 2023. The transformation costs primarily include third party professional services and project management charges. These costs relate to a discrete program and are not reflective of our ongoing operating cost structure, and are not indicative of our core operating expenses or normal activities. Additionally, management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results. Non-routine auto loss matter In 2023, a Brink’s employee was involved in a motor vehicle accident with unique circumstances that resulted in the death of a third party and, in connection with the ensuing litigation, Brink’s recognized an $8.0 million charge. Due to the unusual nature of the matter, including the unique circumstances of the claim, potential magnitude of remedy, and variation from our ordinary-course litigation strategy, we consider the litigation as separate and distinct from routine legal matters. Management does not believe that similar litigation will likely recur within the next two years, and there have been no similar matters within the prior two years. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results. Change in allowance estimate In the first quarter of 2022, we refined our global methodology of estimating the allowance for doubtful accounts. Our previous method to estimate currently expected credit losses in receivables (the allowance) was weighted significantly to a review of historical loss rates and specific identification of higher risk customer accounts. It also considered current and expected economic conditions in determining an appropriate allowance. As many of our regions began to recover from the pandemic, we re-assessed those earlier assumptions and estimates. Our updated method now also includes an estimated allowance for accounts receivable significantly past due in order to adjust for at-risk receivables not captured in our previous method. As part of the analysis under the updated estimation methodology, we noted an increase in accounts receivable significantly past due, particularly in the U.S., and we recorded an additional allowance of $16.7 million. In the subsequent quarters of 2022, the additional allowance was reduced by $1.1 million as a result of collections. The charge and credit were not reflective of our operations and revenue generating activities in the periods recorded. Additionally, given the unusual nature of the events that led to the charge (i.e. the COVID-19 pandemic), a similar charge is not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years. Management has excluded these amounts when

10 evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results. Ship loss matter In 2015, Brink’s placed cargo containing customer valuables on a ship which suffered extensive damages and losses of cargo. Our cargo did not suffer any damage. However, the ship owner declared a "general average claim," an ancient maritime law principle, to recover losses from customers with undamaged cargo based on the pro rata value of ship cargo. In the fourth quarter of 2022, we recognized a $4.9 million charge for our estimate of the probable loss. Due to the unusual nature of the events that led to the charge, a similar charge is not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years. Management has excluded this amount when evaluating internal performance. Therefore, it has not been allocated to segment or Corporate results and is excluded from non-GAAP results. Chile antitrust matter We recognized an estimated loss of $9.5 million in the third quarter of 2021 and recognized additional amounts in subsequent years related to a potential fine associated with an investigation by the Chilean Fiscalía Nacional Económica or "FNE" (the Chilean antitrust agency). The investigation is related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. These costs are not considered part of our operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were there similar charges within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, these amounts have not been allocated to segment or Corporate results and are excluded from non-GAAP results. See Note 23 for details. Internal loss We recorded net gains that partially offset losses previously reported that were associated with the impact of actions by a former non-management employee in our U.S. global services operations. The former employee embezzled funds from Brink's and, in an effort to cover up the embezzlement, intentionally misstated the underlying accounts receivable subledger data. We incurred costs to reconstruct the accounts receivable subledger, to reserve for uncollectible receivables and for legal expenses to recover insurance claims. Subsequently, we recognized gains as we collected previously reserved receivables and the insurance claims. Prior to 2021, we recorded charges to reconstruct the ledger and to reserve for uncollectible receivables. In 2021, we recognized a decrease in bad debt expense of $3.7 million and $1.3 million of legal charges. In the fourth quarter of 2021, we successfully collected $18.8 million of insurance recoveries. Both the expenses and the gains related to this matter are not part of our operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were there similar charges or gains within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, these amounts have not been allocated to segment or Corporate results and are excluded from non-GAAP results. Reporting compliance We incurred certain compliance costs in 2023 to remediate a material weakness in internal controls over financial reporting. These third-party costs are not part of our operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

11 Other Operating Income and Expense Amounts below represent consolidated other operating income and expense. Years Ended December 31, % change (In millions, except for percentages) 2023 2022 2021 2023 2022 Foreign currency items: Transaction losses $ (85.1) (68.7) (30.5) 24 unfav Derivative instrument gains (losses) 21.3 42.0 24.2 (49) 74 Royalty income 7.5 9.1 5.6 (18) 63 Impairment losses (10.3) (9.0) (9.5) 14 (5) Indemnification asset adjustments (3.4) (7.8) — (56) unfav Contingent consideration liability adjustments 6.2 — — fav — Gains on sale of property and other assets 1.9 2.7 — (30) fav Share in earnings of equity method affiliates 2.8 2.1 1.1 33 91 Insurance recoveries - Internal Loss — — 18.8 — (100) Gains related to litigation — — 4.4 — (100) Indemnity for forced relocation — — 1.7 — (100) Other 4.9 4.3 4.2 14 2 Other operating income (expense) $ (54.2) (25.3) 20.0 unfav unfav 2023 versus 2022 We reported other operating expense of $54.2 million in 2023 versus other operating expense of $25.3 million in the prior year. The change was primarily due to higher net losses of $37.1 million from foreign currency items in 2023 driven by remeasurement losses due to the highly inflationary economy in Argentina. The higher currency losses were partially offset by gains from contingent consideration liability adjustments in 2023 along with lower losses due to acquisition-related tax indemnification asset adjustments in the current year. The foreign currency items above do not include business acquisition-related currency items which are reported in interest and other nonoperating income (expense).

Nonoperating Income and Expense

Interest Expense

		Years Ended December 31,			% change	
(In millions, except for percentages)		**2023**	2022	2021	**2023**	2022
Interest expense	$	**203.8**	138.8	112.2	**47**	24

Interest expense was higher in 2023 primarily due to higher interest rates on corporate debt. Borrowings were used to fund general corporate initiatives and other working capital needs. See Note 15 for further information.

Interest and Other Nonoperating Income (Expense)

		Years Ended December 31,			% change	
(In millions, except for percentages)		**2023**	2022	2021	**2023**	2022
Interest income	$	**36.3**	23.6	12.1	**54**	95
Retirement benefit cost other than service cost		**(0.5)**	(16.7)	(38.7)	**(97)**	(57)
Foreign currency transaction gains (losses)[a]		**(1.1)**	2.4	0.4	**unfav**	fav
Non-income taxes on intercompany billings[b]		**(2.6)**	(2.3)	(3.9)	**13**	(41)
Argentina turnover tax[c]		**(6.8)**	(1.8)	—	**unfav**	unfav
Gain (loss) on equity and debt securities[d]		**(12.8)**	—	16.0	**—**	(100)
G4S indemnification asset adjustment[e]		**—**	—	2.7	**—**	(100)
Other		**1.9**	(1.5)	4.4	**fav**	unfav
Interest and other nonoperating income (expense)	$	**14.4**	3.7	(7.0)	**fav**	fav

(a) Amounts primarily represent currency transaction gains and losses on contingent consideration payable related to G4S business acquisitions.

(b) Certain of our Latin American subsidiaries incur non-income taxes related to the billing of intercompany charges. These intercompany charges do not impact Latin America segment results and are eliminated in our consolidation.

(c) State government tax incurred by our subsidiaries in Argentina on financial income generated by investments in mutual funds and other financial instruments.

(d) In 2023, the loss is primarily related to the impact of highly inflationary accounting on investments in marketable securities held by Argentina. In 2021, the gain was related to the market value increase of an investment in MoneyGram International, Inc. The investment was sold in 2021 and the gain was fully realized.

(e) Adjustments to indemnification asset related to business operations acquired from G4S. This adjustment was recognized outside of the measurement period for the related business operations acquired from G4S.

Interest and other nonoperating income (expense) was higher in 2023 compared to 2022 primarily due to interest income on surplus cash in money market investments. Further, the company experienced a reduction in retirement benefit costs attributed to lower amortization of actuarial losses from the prior year. Refer to Note 4 for further explanation.

12

13 Income Taxes Summary Reconciliation of Effective Income Tax Rate to U.S. Federal Tax Rate (In percentages) 2023 2022 2021 U.S. federal tax rate 21.0% 21.0% 21.0 % Increases (reductions) in taxes due to: Foreign rate differential 4.7 7.5 7.6 Taxes on cross border income, net of credits 7.9 6.9 4.6 Adjustments to valuation allowances 18.5 (21.1) 6.7 Foreign income taxes 6.0 (0.7) 6.1 French business tax 0.4 0.8 0.7 State income taxes, net 0.6 0.7 0.9 Share-based compensation 1.8 1.3 0.2 Acquisition costs 0.2 — 0.5 Other (2.1) 1.9 2.8 Effective income tax rate on continuing operations 59.0% 18.3% 51.1 % Overview Our effective tax rate has varied in the past three years from the statutory U.S. federal rate due to various factors, including • changes in judgment about the need for valuation allowances, • changes in the geographical mix of earnings, • changes in laws in the U.S., France, Mexico, Brazil and Argentina, • timing of benefit recognition for uncertain tax positions, • state income taxes, and • tax benefit for distributions of share-based payments. We establish or reverse valuation allowances for deferred tax assets depending on all available information including historical and expected future operating performance of our subsidiaries. Changes in judgment about the future realization of deferred tax assets can result in significant adjustments to the valuation allowances. Based on our historical and future expected taxable earnings, we believe it is more-likely-than-not that we will realize the benefit of the deferred tax assets, net of valuation allowances. Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate described in the Global Anti-Base Erosion ("Pillar Two") model rules issued by the Organization for Economic Co-operation and Development. A minimum effective tax rate of 15% would apply to multinational companies with consolidated revenue above €750 million. Under the Pillar Two rules, a company would be required to determine a combined effective tax rate for all entities located in a jurisdiction. If the jurisdictional effective tax rate determined under the Pillar Two rules is less than 15%, a top-up tax will be due to bring the jurisdictional effective tax rate up to 15%. We are continuing to monitor the pending implementation of Pillar Two by individual countries and the potential effects of Pillar Two on our business. We do not expect the provisions effective in 2024 will have a materially adverse impact on our results of operations, financial position or cash flows. 2023 Effective Income Tax Rate Compared to U.S. Statutory Rate The effective income tax rate on continuing operations in 2023 was greater than the 21% U.S. statutory tax rate primarily due to the geographical mix of earnings, nondeductible expenses in Mexico, taxes on cross border payments and U.S. taxable income and credit limitations, the increase of valuation allowances on U.S. foreign tax credits, and Argentina nondeductible inflation net of deductible Argentina inflation adjustments. 2022 Effective Income Tax Rate Compared to U.S. Statutory Rate The effective income tax rate on continuing operations in 2022 was less than the 21% U.S. statutory tax rate primarily due to the release of valuation allowances on U.S. tax credits deemed realizable as a result of the issuance of U.S. final foreign tax credit regulations, offset by the geographical mix of earnings, book losses for which no tax benefit can be recorded, nondeductible expenses in Mexico, taxes on cross border payments and U.S. taxable income limitations, and the characterization of a French business tax as an income tax.

14 Noncontrolling Interests Years Ended December 31, % change (In millions, except for percentages) 2023 2022 2021 2023 2022 Net income attributable to noncontrolling interests $ 10.6 11.3 12.1 (6) (7) Compared to 2022, the decrease in net income attributable to noncontrolling interests to $10.6 million in 2023 is primarily due to the acquisition of noncontrolling interest in the second half of 2022. Compared to 2021, the decrease in net income attributable to noncontrolling interests to $11.3 million in 2022 is primarily due to lower 2022 operating results reported by certain less than wholly-owned subsidiaries in Asia.

15 Non-GAAP Measures and Reconciliations to GAAP Measures Non-GAAP measures described below and included in this filing are financial measures that are not required by or presented in accordance with GAAP. The purpose of the disclosure of these non-GAAP measures is to report financial information from the primary operations of our business by excluding the effects of certain income and expenses that do not reflect the ordinary earnings of our operations. These non-GAAP financial measures are intended to provide investors with a supplemental comparison of our operating results and trends for the periods presented. Our management believes these measures are also useful to investors as such measures allow investors to evaluate our performance using the same metrics that our management uses to evaluate past performance and prospects for future performance. The reconciliations in the tables below include adjustments that we do not consider reflective of our operating performance as they result from events and circumstances that are not a part of our core business. Additionally, certain non-GAAP results, including non-GAAP operating profit, are utilized as performance measures in certain management incentive compensation plans. Non-GAAP results should not be considered as an alternative to results determined in accordance with GAAP and should be read in conjunction with their GAAP counterparts. Non-GAAP measures are reconciled to comparable GAAP measures either below or where they first appear in this filing. Non-GAAP financial measures may not be comparable to non-GAAP financial measures presented by other companies. The items excluded from non-GAAP measures are considered by us to be nonrecurring, infrequent or unusual costs and gains as well as other items not considered part of our operations and revenue generating activities. Non-recurring and infrequent items are items that are not reasonably expected to recur in the following two years. In addition to the rationale described above, we believe the following non-GAAP metrics are helpful to investors in assessing results of operations consistent with how our management evaluates performance: • Non-GAAP operating profit and Non-GAAP operating profit margin: Non-GAAP operating profit equals GAAP operating profit excluding Other Items not Allocated to Segments. Non-GAAP operating margin equals non-GAAP operating profit divided by revenues. • Non-GAAP income from continuing operations attributable to Brink's: This measure equals GAAP income from continuing operations attributable to Brink's excluding Other Items not Allocated to Segments as well as certain retirement plan expenses/gains and two unusual adjustments to deferred tax asset valuation allowance. • Non-GAAP diluted EPS from continuing operations attributable to Brink's common shareholders: This measure equals non-GAAP income from continuing operations attributable to Brink's divided by diluted shares. • Organic change and organic growth: Organic change represents the change in revenues or operating profit between the current and prior period excluding the effect of acquisitions and dispositions for one year after the transaction and changes in currency exchange rates. Organic growth is the percentage change of organic growth versus the prior year amount. • Impact of Acquisitions/ Dispositions: This measure represents the impact of acquisitions or dispositions without a full year of reported results in either comparable period. • Currency Effect: This measure consists of the effects of Argentina devaluations under highly inflationary accounting and the sum of monthly currency changes. Monthly currency changes represent the accumulation throughout the year of the impact on current period results of changes in foreign currency rates from the prior year period. • Non-GAAP pre-tax income, Non-GAAP income tax and Non-GAAP effective income tax rate: Non-GAAP pre-tax income and non-GAAP income tax equal their GAAP counterparts excluding the applicable impacts of Other Items not Allocated to Segments as well as certain retirement plan expenses/gains and two unusual adjustments to deferred tax asset valuation allowance. Non-GAAP effective income tax rate equals non-GAAP income tax divided by non-GAAP pre-tax income. In addition to the rationale described above, we believe the following non-GAAP metrics are helpful in assessing cash flow and financial leverage consistent with how our management evaluates performance: • Non-GAAP cash flows from operating activities: This non-GAAP measure reports financial information excluding cash flows from restricted cash held for customers, the impact of cash received and processed in certain of our secure cash management services operations and the impact of payments made to G4S for net intercompany receivables from the acquired subsidiaries. • Net Debt: Net Debt equals total debt less cash and cash equivalents available for general corporate purposes. We exclude from cash and cash equivalents amounts held by our cash management services operations, as such amounts are not considered available for general corporate purposes. See page 26 for more details.

16 Reconciliations of GAAP to Non-GAAP Measures Non-GAAP measures are reconciled to comparable GAAP measures either in the tables below or in “Liquidity and Capital Resources” section. Amounts reported for prior periods have been updated in this report to present information consistently for all periods presented. Most of the reconciling adjustments are described in Other Items Not Allocated to Segments above on pages 7-10. Additional reconciling items include the following: Retirement plans We incur costs, such as interest expense and amortization of actuarial gains and losses, associated with certain retirement plans that have been frozen to new entrants. Furthermore, we also incur non-cash settlement charges and curtailment gains related to all of our retirement plans. These costs and gains are not considered to be part of our operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. Therefore, they are excluded from non-GAAP results. Valuation allowance on tax credits As a result of new foreign tax credit regulations, we released a valuation allowance on deferred tax assets and recorded a significant income tax credit in 2022. We then re-established some of the valuation allowance in 2023 primarily related to adjustments to the previous foreign tax credit changes, resulting in a significant incremental income tax expense. This gain and subsequent charge both related to the same underlying event, a major tax law change. A similar event is not reasonably likely to recur within two years, nor did a similar event occur within the prior two years. Also, the gain and charge are not considered to be part of our operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. Therefore, they are excluded from non-GAAP results. Deferred tax valuation allowance We recorded income tax expense as a result of increasing a valuation allowance against certain deferred tax asset balances. This adjustment resulted from a decision to exit a line of business in our Canada operating unit. The incremental income tax expense was excluded from non-GAAP results, consistent with our exclusion of the restructuring-related charges incurred to exit this business. Due to the unusual nature of the underlying event, the charge is not considered part of our operations and revenue generating activities. Management has excluded this amount when evaluating internal performance. Therefore, it is excluded from non-GAAP results. Increase in restricted cash held for customers Restricted cash held for customers is not available for general corporate purposes such as payroll, vendor invoice payments, debt repayment, or capital expenditures. Because the cash is not available to support our operations and revenue generating activities, management excludes the changes in the restricted cash held for customers balance when assessing cash flows from operations. We believe that the exclusion of the change in restricted cash held for customers from non-GAAP operating cash flows is helpful to users of the financial statements as it presents this financial measure consistent with how management assesses this liquidity measure. Decrease in certain customer obligations The title to cash received and processed in certain of our secure cash management services operations transfers to us for a short period of time. The cash is generally credited to customers’ accounts the following day and is thus not available for general corporate purposes. Because the cash is not available to support our operations and revenue generating activities, management excludes the changes in this specific cash balance when assessing cash flows from operations. We believe that the exclusion of the change in this cash balance from our non-GAAP operating cash flows measure is helpful to the users of our financial statements as it presents this financial measure consistent with how our management assesses this liquidity measure. Amounts held by cash management services operations As described above, cash held in certain of our secure cash management services operations is not available to support our operations and revenue generating activities. Therefore, management excludes this specific cash balance when assessing our liquidity and capital resources, and in our computation of Net Debt. We believe that the exclusion of this cash balance from our non-GAAP Net Debt measure is helpful to the users of our financial statements as it presents this financial measure consistent with how our management assesses this liquidity measure. G4S intercompany payments As part of our acquisition of multiple entities from G4S Plc ("G4S") in 2020, it paid amounts to G4S to acquire net intercompany receivables from certain acquired subsidiaries. These payments were specific to the G4S acquisition and have not recurred in other business acquisitions. Management does not consider these payments to be transactions that support our operations and revenue generating activities. We believe that the exclusion of these cash payments to G4S from our non-GAAP operating cash flows measure is helpful to the users of our financial statements as it presents this financial measure consistent with how our management assesses this liquidity measure.

Non-GAAP reconciled to GAAP

	2023			2022			2021		
(In millions, except for percentages)	**Pre-tax income[a]**	**Income tax**	**Effective income tax rate[a]**	**Pre-tax income[a]**	**Income tax**	**Effective income tax rate[a]**	**Pre-tax income[a]**	**Income tax**	**Effective income tax rate[a]**
GAAP	$ 235.8	139.2	59.0 %	$ 226.2	41.4	18.3 %	$ 235.5	120.3	51.1 %
Retirement plans[b]	(9.0)	(2.0)		11.1	2.9		29.8	7.7	
Reorganization and Restructuring[c]	17.6	3.4		38.8	8.2		43.6	11.7	
Acquisitions and dispositions[c]	72.6	8.9		85.2	20.7		68.8	2.5	
Argentina highly inflationary impact[c]	142.0	(4.5)		45.6	(2.0)		12.3	(1.1)	
Transformation initiatives[c]	5.5	0.1		—	—		—	—	
Non-routine auto loss matter[c]	8.0	0.2		—	—		—	—	
Change in allowance estimate[c]	—	—		15.6	3.7		—	—	
Valuation allowance on tax credits[c]	—	(27.8)		—	53.2		—	—	
Ship loss matter[c]	—	—		4.9	1.3		—	—	
Chile antitrust matter[c]	0.5	0.1		1.4	0.5		9.5	—	
Internal loss[c]	—	—		—	—		(21.1)	(1.3)	
Reporting compliance[c]	0.8	—		—	—		—	—	
Deferred tax valuation allowance[b]	—	—		—	—		—	(12.8)	
Non-GAAP	$ 473.8	117.6	24.8 %	$ 428.8	129.9	30.3 %	$ 378.4	127.0	33.6 %

Amounts may not add due to rounding.

(a) From continuing operations.

(b) See "Reconciliations of GAAP to Non-GAAP Measures" on page 16 for details.

(c) See "Other Items Not Allocated To Segments" on pages 7–10 for details.

17

(In millions, except for per share amounts)		Years Ended December 31, 2023	2022	2021
Operating profit:				
GAAP	$	**425.2**	361.3	354.7
Reorganization and Restructuring[(a)]		**17.6**	38.8	43.6
Acquisitions and dispositions[(a)]		**70.6**	86.6	71.9
Argentina highly inflationary impact[(a)]		**86.8**	41.7	11.9
Transformation initiatives[(a)]		**5.5**	—	—
Non-routine auto loss matter[(a)]		**8.0**	—	—
Change in allowance estimate[(a)]		**—**	15.6	—
Ship loss matter[(a)]		**—**	4.9	—
Chile antitrust matter[(a)]		**0.5**	1.4	9.5
Internal loss[(a)]		**—**	—	(21.1)
Reporting compliance[(a)]		**0.8**	—	—
Non-GAAP	$	**615.0**	550.3	470.5
Income (loss) from continuing operations attributable to Brink's:				
GAAP	$	**86.0**	173.5	103.1
Retirement plans[(b)]		**(7.0)**	8.1	22.1
Reorganization and Restructuring[(a)]		**14.2**	30.5	31.4
Acquisitions and dispositions[(a)]		**62.7**	63.5	65.4
Argentina highly inflationary impact[(a)]		**146.5**	47.6	13.4
Transformation initiatives[(a)]		**5.4**	—	—
Non-routine auto loss matter[(a)]		**7.8**	—	—
Change in allowance estimate[(a)]		**—**	11.9	—
Valuation allowance on tax credits[(b)]		**27.8**	(53.2)	—
Ship loss matter[(a)]		**—**	3.6	—
Chile antitrust matter[(a)]		**0.4**	0.9	9.5
Internal loss[(a)]		**—**	—	(19.8)
Reporting compliance[(a)]		**0.8**	—	—
Deferred tax valuation allowance[(b)]		**—**	—	12.8
Non-GAAP	$	**344.6**	286.4	237.9
Diluted EPS				
GAAP	$	**1.83**	3.63	2.06
Retirement plans[(b)]		**(0.15)**	0.17	0.44
Reorganization and Restructuring[(a)]		**0.30**	0.64	0.63
Acquisitions and dispositions[(a)]		**1.33**	1.33	1.31
Argentina highly inflationary impact[(a)]		**3.13**	1.00	0.27
Transformation initiatives[(a)]		**0.12**	—	—
Non-routine auto loss matter[(a)]		**0.17**	—	—
Change in allowance estimate[(a)]		**—**	0.25	—
Valuation allowance on tax credits[(b)]		**0.59**	(1.11)	—
Ship loss matter[(a)]		**—**	0.08	—
Chile antitrust matter[(a)]		**0.01**	0.02	0.19
Internal loss[(a)]		**—**	—	(0.40)
Reporting compliance[(a)]		**0.02**	—	—
Deferred tax valuation allowance[(b)]		**—**	—	0.26
Non-GAAP	$	**7.35**	5.99	4.75

Amounts may not add due to rounding.

(a) See "Other Items Not Allocated To Segments" on pages 7-10 for details.

(b) See "Reconciliations of GAAP to Non-GAAP Measures" on page 16 for details.

18

Foreign Operations

We currently serve customers in more than 100 countries, including 52 countries where we operate subsidiaries.

We are subject to risks customarily associated with doing business in foreign countries, including labor and economic conditions, the imposition of international sanctions, including by the U.S. government, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. The future effects, if any, of these risks are unknown. In April 2019, the U.S. government sanctioned the Venezuela central bank and, as a result, we have ceased support of our Venezuela business.

Our international operations conduct a majority of their business in local currencies. Because our financial results are reported in U.S. dollars, they are affected by changes in the value of various local currencies in relation to the U.S. dollar. Recent strengthening of the U.S. dollar relative to certain currencies has reduced our reported dollar revenues and operating profit, which may continue in 2024. See Application of Critical Accounting Policies—Foreign Currency Translation on pages 39–40 for a description of our accounting methods and assumptions used to include our Argentina operations in our consolidated financial statements, and a description of the accounting for subsidiaries operating in highly inflationary economies. See also Note 1 to the consolidated financial statements for a description of how we account for currency remeasurement for our Argentine subsidiaries, beginning July 1, 2018 under the heading, "Argentina".

At December 31, 2023, Argentina's economy remains highly inflationary for accounting purposes. At December 31, 2023, we had net monetary assets denominated in Argentine pesos of $72.1 million (including cash of $62.5 million) and nonmonetary net assets of $141.9 million (including $99.8 million of goodwill, $1.1 million in equity securities denominated in Argentine pesos and $5.6 million in debt securities denominated in pesos).

We have previously elected to use other market mechanisms to convert Argentine pesos into U.S. dollars. Conversions under these other market mechanisms generally settle at rates that are less favorable than the rates at which we remeasure the financial statements of Brink's Argentina. We did not have any such conversion losses in the last three years.

Although the Argentine government has implemented currency controls, Brink's management continues to provide guidance and strategic oversight, including budgeting and forecasting for Brink's Argentina. We continue to control our Argentina business for purposes of consolidation of our financial statements and continue to monitor the situation in Argentina.

Changes in exchange rates may also affect transactions which are denominated in currencies other than the functional currency of a given foreign entity. From time to time, we use short term foreign currency forward and swap contracts to hedge transactional risks associated with foreign currencies, as discussed in Item 7A on pages 39–40. At December 31, 2023, the notional value of our short term outstanding foreign currency forward and swap contracts was $678 million with average contract maturities of approximately one month. These short term foreign currency forward and swap contracts primarily offset exposures in the euro and the Mexican peso. Additionally, these short term contracts are not designated as hedges for accounting purposes, and accordingly, changes in their fair value are recorded immediately in earnings. At December 31, 2023, the fair value of our short term foreign currency contracts was a net liability of $1.1 million, of which $8.7 million was included in prepaid expenses and other and $9.8 million was included in accrued liabilities on the consolidated balance sheet. At December 31, 2022, the fair value of these foreign currency contracts was a net liability of approximately $7.0 million, of which $3.5 million was included in prepaid expenses and other and $10.5 million was included in accrued liabilities on the consolidated balance sheet.

Amounts under these contracts were recognized in other operating income (expense) as follows:

	Twelve Months Ended December 31,		
(In millions)	**2023**	2022	2021
Derivative instrument gains (losses) included in other operating income (expense)	$ **21.3**	42.0	24.2

We also had a long term cross currency swap contract to hedge exposure in Brazilian real, which was designated as a cash flow hedge for accounting purposes. Accordingly, changes in the fair value of the cash flow hedge were initially recorded in the gains (losses) on cash flow hedges component of accumulated other comprehensive income (loss). We immediately reclassified from accumulated other comprehensive income (loss) to earnings an amount to offset the remeasurement recognized in earnings associated with the respective intercompany loan. Additionally, we reclassified amounts from accumulated other comprehensive income (loss) to interest expense amounts that were associated with the interest rate differential between a U.S. dollar denominated intercompany loan and a Brazilian real denominated intercompany loan. This cross currency swap contract matured and was fully settled in the fourth quarter of 2023. At December 31, 2022, the fair value of this cross currency swap contract was an asset of $14.6 million and was included in prepaid expenses and other on the consolidated balance sheet.

19

Before final settlement occurred in the fourth quarter of 2023, amounts under this contract were recognized in other operating income (expense) to offset transaction gains or losses and in interest expense as follows:

	Twelve Months Ended December 31,		
(In millions)	**2023**	2022	2021
Derivative instrument gains (losses) included in other operating income (expense)	$ **(7.9)**	(8.9)	0.2
Offsetting transaction gains (losses)	**7.9**	8.9	(0.2)
Derivative instrument losses included in interest expense	**(0.8)**	(1.3)	(1.3)
Net derivative instrument losses	**(8.7)**	(10.2)	(1.1)

In the second quarter of 2021, we entered into ten cross currency swaps to hedge a portion of our net investments in certain of our subsidiaries with euro functional currencies. We elected to use the spot method to assess effectiveness for these derivatives that are designated as net investment hedges. Accordingly, changes in fair value attributable to changes in the undiscounted spot rates are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (loss) and will remain there until the hedged net investments are sold or substantially liquidated. We have elected to exclude the spot-forward difference from the assessment of hedge effectiveness and are amortizing this amount separately on a straight-line basis over the term of these cross currency swaps.

In the third quarter of 2022, we terminated these cross currency swap contracts and received $67 million in cash as settlement. We subsequently entered into a total of nine cross currency swaps with a total notional value of $400 million to hedge a portion of our net investment in certain of our subsidiaries with euro functional currencies. Swaps with a total notional value of $215 million will terminate in May 2026 and swaps with a total notional value of $185 million will terminate in April 2031. We have designated these swaps as net investment hedges for accounting purposes.

In the third quarter of 2023, we entered into a zero cost foreign exchange collar contract with a $215 million notional amount and a May 2026 expiration date. We sold a put option with a lower strike price and bought a call option with a higher strike price to manage the foreign exchange risk related to the final settlement of the $215 million notional cross currency swaps. Upon the execution of the zero cost foreign exchange collar contract, we de-designated the existing $215 million notional cross currency swaps and re-designated the combined $215 million notional cross currency swaps and zero cost collar into a new hedging instrument. At re-designation, the existing $215 million notional cross currency swaps had a non-zero fair value representing an off-market component of the participating cross currency swaps. The off-market value is being ratably amortized into earnings through May 2026. The combined cross currency swaps and zero cost collar has been designated as a net investment hedge for accounting purposes.

At December 31, 2023, the notional value of these cross currency swap contracts was $400 million with a remaining weighted average maturity of 2.0 years for the cross currency swaps maturing in May 2026 and a remaining weighted average maturity of 6.3 years for the cross currency swaps with maturity in April 2031. At December 31, 2023, the fair value of these currency swaps was a net liability of $34.6 million, of which $5.6 million was included in prepaid expenses and other and $40.2 million was included in other liabilities on the consolidated balance sheet. At December 31, 2022, the fair value of these currency swaps was a net liability of $11.7 million, of which $5.6 million was included in prepaid expenses and other and $17.3 million was included in other liabilities on the consolidated balance sheet. At December 31, 2023, the fair value of the zero cost collar was an asset of $0.1 million included in other assets on the consolidated balance sheet.

In the fourth quarter of 2023, we entered into a foreign exchange forward swap contract to hedge a portion of our net investments in certain of our subsidiaries with Hong Kong dollar functional currencies. As the contract is designated as a net investment hedge for accounting purposes, we will use the spot method to assess effectiveness of this derivative contract. We will record changes in fair value attributable to changes in the Hong Kong dollar undiscounted spot rates in the foreign currency translation adjustments component of accumulated other comprehensive income (loss) with amounts remaining in accumulated comprehensive income (loss) until the hedged net investments are sold or substantially liquidated. We have elected to exclude the spot-forward difference from the assessment of hedge effectiveness and are amortizing this amount separately on a straight-line basis over the term of the foreign exchange forward swap contract.

At December 31, 2023, the notional value of this foreign exchange forward swap contract was $55 million with a remaining weighted average maturity of 0.9 years. At December 31, 2023, the fair value of this foreign exchange forward swap was an asset of $0.1 million which was included in prepaid expenses and other on the consolidated balance sheet.

20

21 The effect of the amortization of the spot-forward difference on the net investment hedges cross currency swaps and foreign exchange forward swap contracts is included in interest expense as follows: Twelve Months Ended December 31, (In millions) 2023 2022 2021 Net derivative instrument gains included in interest expense $ (5.2) (5.8) (4.1)

22 LIQUIDITY AND CAPITAL RESOURCES Overview The discussion of liquidity and capital resources comparing 2022 versus 2021 can be found in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations of our 2022 10-K, starting on page 38. Over the last three years, we used cash generated from our operations and borrowings to • acquire new business operations ($500 million) • invest in the infrastructure of our business (new facilities, cash sorting and other equipment for our cash management services operations, armored trucks, DRS devices, and information technology) ($553 million), • repurchase shares of Brink's common stock ($422 million), and • pay dividends to Brink’s shareholders ($114 million). Cash flows from operating activities increased by $222.5 million in 2023 as compared to the prior year primarily due to higher operating profit, working capital changes, lower amounts paid for income taxes, changes in customer obligations related to certain of our secure cash management services operations and an increase in restricted cash held for customers, partially offset by higher amounts paid for interest. Cash used for investing activities decreased by $151.4 million in 2023 due to lower amounts paid for business acquisitions in 2023. Cash also decreased $42.4 million in 2023 as a result of the strengthening of the U.S. dollar in 2023, primarily against the Argentine peso. We financed our liquidity needs in 2023 with cash flows from operations. Operating Activities Years Ended December 31, $ change (In millions) 2023 2022 2021 2023 2022 Cash flows from operating activities Operating activities - GAAP $ 702.4 479.9 478.0 $ 222.5 1.9 (Increase) decrease in restricted cash held for customers(a) (59.5) (50.0) (60.2) (9.5) 10.2 (Increase) decrease in certain customer obligations(a) (66.0) (50.0) (15.7) (16.0) (34.3) G4S intercompany payments(a) — — 2.6 — (2.6) Operating activities - non-GAAP(a) $ 576.9 379.9 404.7 $ 197.0 (24.8) (a) Non-GAAP cash flows from operating activities is a supplemental financial measure that is not required by, or presented in accordance with, GAAP. See page 15 for further information on this non-GAAP measure, and see page 16 for descriptions of the adjustments. 2023 versus 2022 GAAP Cash flows from operating activities increased by $222.5 million in 2023 compared to 2022. The increase was attributed to higher operating profit (operating profit was $425.2 million in 2023 compared to $361.3 million in 2022), lower amounts paid for income taxes (we had $96.3 million in cash payments for taxes in 2023 as compared to $127.8 million in 2022), working capital changes (we had cash received of $164.5 million in 2023 compared to cash payments of $12.1 million in 2022), changes in customer obligations related to certain of our secure cash management services operations (certain customer obligations increased by $66.0 million in 2023 compared to an increase of $50.0 million in 2022) and restricted cash held for customers (restricted cash held for customers increased by $59.5 million in 2023 compared to an increase of $50.0 million in 2022), partially offset by higher amounts paid for interest (we had $195.8 million in cash payments for interest in 2023 as compared to $117.5 million in 2022). Non-GAAP Non-GAAP cash flows from operating activities increased by $197.0 million in 2023 as compared to 2022. The increase was attributed to higher operating profit, lower amounts paid for income taxes, and working capital changes, partially offset by higher amounts paid for interest.

23 Investing Activities Years Ended December 31, $ change (In millions) 2023 2022 2021 2023 2022 Cash flows from investing activities Capital expenditures $ (202.7) (182.6) (167.9) $ (20.1) (14.7) Acquisitions, net of cash acquired (1.5) (173.9) (313.2) 172.4 139.3 Dispositions, net of cash disposed 1.1 — — 1.1 — Marketable securities: Purchases (134.7) (30.3) (15.6) (104.4) (14.7) Sales 150.4 11.7 35.1 138.7 (23.4) Proceeds from sale of property, equipment and investments 18.4 5.7 7.7 12.7 (2.0) Proceeds from settlement of cross currency swap — 64.3 — (64.3) 64.3 Net change in loans held for investment (11.1) (25.9) — 14.8 (25.9) Other (0.6) (0.2) (0.8) (0.4) 0.6 Discontinued operations 0.9 — — 0.9 — Investing activities $ (179.8) (331.2) (454.7) $ 151.4 123.5 Cash used by investing activities decreased by $151.4 million in 2023 as compared to 2022. The decrease was primarily due to decreased payments for acquisitions in 2023 (we had $1.5 million in cash paid for acquisitions in 2023 compared to $173.9 million in 2022), increases in cash received for the net purchases and sales of marketable securities (we had $15.7 million in net cash received compared to $18.6 million in net cash paid in 2022) and a decrease in cash paid for loans held for investment (cash paid for loans held for investment increased by $11.1 million in 2023 compared to an increase of $25.9 million in 2022), as discussed in Note 20. This was partially offset by the proceeds from the settlement of the euro cross currency swaps in 2022, as discussed in Note 12.

Capital expenditures and depreciation and amortization were as follows:

(In millions)	Years Ended December 31, 2023	2022	2021	$ change 2023	2022
Property and Equipment Acquired during the year					
Capital expenditures[a]:					
North America	$ **43.8**	41.4	40.4	$ **2.4**	1.0
Latin America	**48.8**	50.1	45.0	**(1.3)**	5.1
Europe	**72.1**	50.5	50.6	**21.6**	(0.1)
Rest of World	**30.6**	34.4	26.0	**(3.8)**	8.4
Corporate	**7.4**	6.2	5.9	**1.2**	0.3
Capital expenditures	$ **202.7**	182.6	167.9	$ **20.1**	14.7
Financing leases[b]:					
North America	$ **59.4**	46.3	50.6	$ **13.1**	(4.3)
Latin America	**11.0**	10.9	14.2	**0.1**	(3.3)
Europe	**21.4**	8.1	20.6	**13.3**	(12.5)
Rest of World	**0.2**	0.4	0.5	**(0.2)**	(0.1)
Financing leases	$ **92.0**	65.7	85.9	$ **26.3**	(20.2)
Total:					
North America	$ **103.2**	87.7	91.0	$ **15.5**	(3.3)
Latin America	**59.8**	61.0	59.2	**(1.2)**	1.8
Europe	**93.5**	58.6	71.2	**34.9**	(12.6)
Rest of World	**30.8**	34.8	26.5	**(4.0)**	8.3
Corporate	**7.4**	6.2	5.9	**1.2**	0.3
Total property and equipment acquired	$ **294.7**	248.3	253.8	$ **46.4**	(5.5)
Depreciation and amortization[a]					
North America	$ **73.9**	69.1	68.7	$ **4.8**	0.4
Latin America	**53.6**	49.1	46.2	**4.5**	2.9
Europe	**54.2**	39.6	41.4	**14.6**	(1.8)
Rest of World	**24.4**	23.6	23.2	**0.8**	0.4
Total reportable segments	**206.1**	181.4	179.5	**24.7**	1.9
Corporate	**5.3**	8.4	9.7	**(3.1)**	(1.3)
Argentina highly inflationary impact	**5.4**	2.9	2.2	**2.5**	0.7
Reorganization and Restructuring	**1.2**	1.0	0.3	**0.2**	0.7
Acquisitions and dispositions	**—**	0.1	0.1	**(0.1)**	—
Depreciation and amortization of property and equipment	**218.0**	193.8	191.8	**24.2**	2.0
Amortization of intangible assets[a]	**57.8**	52.0	47.7	**5.8**	4.3
Total depreciation and amortization	$ **275.8**	245.8	239.5	$ **30.0**	6.3

(a) Amortization of acquisition-related intangible assets has been excluded from reportable segment amounts.

Our reinvestment ratio, which we define as the annual amount of property and equipment acquired during the year divided by the annual amount of depreciation, was 1.4 in 2023, 1.3 in 2022, and 1.3 in 2021.

Capital expenditures in 2023 for our operating units were primarily for cash devices, information technology, armored vehicles, and machinery and equipment. Capital expenditures in 2023 were $20.1 million higher compared to 2022. Total property and equipment acquired in 2023 was $46.4 million higher than the prior year. This increase was primarily due to an increase in investments in information technology, armored vehicles and DRS devices.

Corporate capital expenditures in the last three years were primarily for investing in information technology.

24

25 Financing Activities Years Ended December 31, $ change (In millions) 2023 2022 2021 2023 2022 Cash flows from financing activities Borrowings and repayments: Short-term borrowings $ 98.6 37.7 (4.3) $ 60.9 42.0 Long-term revolving credit facilities, net (8.1) 226.0 548.7 (234.1) (322.7) Other long-term debt, net (71.7) 102.9 (133.0) (174.6) 235.9 Borrowings (repayments) 18.8 366.6 411.4 (347.8) (44.8) Acquisition of noncontrolling interest (0.6) (7.8) — 7.2 (7.8) Debt financing costs — (5.6) (0.8) 5.6 (4.8) Repurchase shares of Brink's common stock (169.9) (52.2) (200.0) (117.7) 147.8 Dividends to: Shareholders of Brink’s (39.6) (37.6) (37.2) (2.0) (0.4) Noncontrolling interests in subsidiaries (7.7) (7.1) (5.1) (0.6) (2.0) Acquisition-related financing activities: Settlement of acquisition-related contingencies — — 6.2 — (6.2) Payment of acquisition-related obligation (11.1) (2.8) (4.0) (8.3) 1.2 Proceeds from exercise of stock options — — 2.3 — (2.3) Tax withholdings associated with share-based compensation (8.0) (12.2) (5.5) 4.2 (6.7) Other 11.0 3.9 4.0 7.1 (0.1) Financing activities $ (207.1) 245.2 171.3 $ (452.3) 73.9 2023 versus 2022 Cash flows from financing activities decreased by $452.3 million in 2023 compared to 2022 as we had net cash used in financing activities of $207.1 million in 2023 compared to net cash provided by financing activities of $245.2 million in 2022. The change was driven by a decrease in net borrowings compared to the prior year. Additionally, we used an additional $117.7 million to repurchase shares of common stock in the current year (we used $169.9 million in cash to repurchase shares of common stock in 2023, compared to $52.2 million in 2022). Dividends We paid dividends to Brink’s shareholders of $0.22 per share in each of the last three quarters, paid $0.20 per share in the eight quarters prior, and $0.15 per share in the first quarter of 2021. Future dividends are dependent on our earnings, financial condition, shareholders’ equity levels, our cash flow and business requirements, as determined by the Board of Directors. Effect of Exchange Rate Changes on Cash and Cash Equivalents Changes in currency exchange rates decreased the amount of cash and cash equivalents by $42.4 million during 2023, compared to a decrease of $70.1 million in 2022 and a decrease of $50.8 million in 2021. The decrease in 2023 was due to the strengthening of the U.S. dollar in 2023, primarily against the Argentine peso, partially offset with the weakening of the U.S. dollar against the Mexican peso and euro.

26 Capitalization We use a combination of debt, leases and equity to capitalize our operations. As of December 31, 2023, debt as a percentage of capitalization (defined as total debt and equity) was 87%, which increased from 86% at December 31, 2022. Summary of Debt, Equity and Other Liquidity Information Amount available under credit Outstanding balance December 31, December 31, (In millions) 2023 2023 2022 $ change(a) Debt: Short-term borrowings Other $ 44.6 $ 151.7 47.2 $ 104.5 Total Short-term borrowings $ 44.6 $ 151.7 47.2 $ 104.5 Long-term debt Revolving Facility $ 457.9 542.1 646.9 (104.8) Term Loan A — 1,343.5 1,377.4 (33.9) Senior Unsecured Notes — 994.4 992.1 2.3 Letter of Credit Facilities 40.0 — — — Other facilities 46.8 265.8 147.0 118.8 Financing leases — 233.8 192.2 41.6 Total Long-term debt $ 544.7 $ 3,379.6 3,355.6 $ 24.0 Total Debt $ 589.3 $ 3,531.3 3,402.8 $ 128.5 Total equity $ 520.2 570.2 $ (50.0) (a) In addition to cash borrowings and repayments, the change in the debt balance also includes changes in currency exchange rates. Reconciliation of Net Debt to U.S. GAAP Measures December 31, (In millions) 2023 2022 $ change Debt: Short-term borrowings $ 151.7 47.2 $ 104.5 Long-term debt 3,379.6 3,355.6 24.0 Total Debt $ 3,531.3 3,402.8 $ 128.5 Less: Cash and cash equivalents $ 1,176.6 972.0 $ 204.6 Amounts held by cash management services operations(a) (166.2) (85.2) (81.0) Cash and cash equivalents available for general corporate purposes $ 1,010.4 886.8 $ 123.6 Net Debt(a) $ 2,520.9 2,516.0 $ 4.9 (a) Net Debt is a supplemental non-GAAP financial measure that is not required by or presented in accordance with GAAP. See page 15 for further information on this non-GAAP measure, and see page 16 for a description of the adjustment. Included within Net Debt is net cash from our Argentina operations of $63 million at December 31, 2023 and $58 million at December 31, 2022 (see Note 1 to the consolidated financial statements for a discussion of currency controls in Argentina). Debt and Net Debt at the end of 2023 increased versus the prior year to provide funding for corporate purposes and other working capital needs. Liquidity Needs Our operating liquidity needs are typically financed by cash from operations, short-term borrowings and the available borrowing capacity under our $1 billion revolving credit facility ("Revolving Credit Facility") (our debt facilities are described in more detail in Note 15 to the consolidated financial statements, including certain limitations and considerations related to the cash and borrowing capacity). As of

27 December 31, 2023, $458 million was available under the Revolving Credit Facility. Based on our current cash on hand, amounts available under our credit facilities and current projections of cash flows from operations, we believe that we will be able to meet our liquidity needs for more than the next twelve months. Limitations on dividends from foreign subsidiaries. A significant portion of our operations are outside the U.S. which may make it difficult to or costly to repatriate additional cash for use in the U.S. See Item 1A., Risk Factors, for more information on the risks associated with having businesses outside the U.S. Our conclusion that we will be able to fund our cash requirements for the next 12 months by using existing capital resources, cash on hand, and cash generated from operations does not take into account any potential material worsening of economic conditions or material increases in inflation that would adversely affect our business. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, or if other economic conditions change, such as material increases in inflation, from those currently prevailing or from those now anticipated, such as higher inflation or if other unexpected circumstances arise that may have a material effect on the cash flow or profitability of our business, including material negative changes in the health and welfare of our employees or changes in the condition of our customers or suppliers, and the operating performance or financial results of our business. Any of these events or circumstances, including any new business opportunities, could involve significant additional funding needs in excess of the identified currently available sources and could require us to raise additional debt or equity funding to meet those needs. Our ability to raise additional capital, if necessary, is subject to a variety of factors that we cannot predict with certainty, including: • our future profitability; • the quality of our accounts receivable; • our relative levels of debt and equity; • the volatility and overall condition of the capital markets; and • the market prices of our securities. Cash and Cash Equivalents At December 31, 2023, we had $1,176.6 million in cash and cash equivalents, compared to $972.0 million at December 31, 2022. We plan to use the current cash and cash equivalents for working capital needs, capital expenditures, acquisitions, share repurchases, and other general corporate purposes. Equity Common Stock At December 31, 2023, we had 100 million shares of common stock authorized and 44.5 million shares issued and outstanding. Preferred Stock At December 31, 2023, we had the authority to issue up to 2 million shares of preferred stock, par value $10 per share. Share Repurchase Program In November 2023, our Board of Directors authorized a $500 million share repurchase program that expires on December 31, 2025 (the "2023 Repurchase Program"). Under the 2023 Repurchase Program, we are not obligated to repurchase any specific dollar amount or number of shares. The timing and volume of share repurchases may be executed at the discretion of management on an opportunistic basis, or pursuant to trading plans or other arrangements. Share repurchases under this program may be made in the open market, in privately negotiated transactions, or otherwise. In October 2021, we announced that our Board of Directors authorized a $250 million share repurchase program (the "2021 Repurchase Program"). Under the 2021 Repurchase Program, in 2023, we repurchased a total of 2,297,955 shares of our common stock for an aggregate of $169.9 million and an average price of $73.92 per share. These shares were retired upon repurchase. The 2021 Repurchase Program expired on December 31, 2023 with approximately $28 million remaining available. Our Board of Directors previously authorized a $250 million repurchase program (the "2020 Repurchase Program") in February 2020. Under the 2020 Repurchase Program, we entered into three accelerated share repurchase arrangements ("ASR") with a financial institution. In each case, in exchange for an upfront payment at the beginning of each purchase period, the financial institution delivered to us shares of our common stock. The shares received were retired in the period they were delivered to us, and the upfront payment was accounted for as a reduction to shareholders' equity in the consolidated balance sheet. For purposes of calculating earnings per share, we reported each ASR as a repurchase of our common stock and as a forward contract indexed to our common stock. Each ASR met the applicable criteria for equity classification, and, as a result, none were accounted for as a derivative instrument.

Below is a summary of each ASR entered into under the 2020 Repurchase Program:

	Upfront Payment	Shares Received	Average Repurchase Price
August 2020	$ 50,000,000	849,978	$ 58.83
September 2020	—	246,676	—
	$ 50,000,000	1,096,654	$ 45.59
August 2021	$ 50,000,000	524,315	$ 95.36
September 2021	—	131,384	—
	$ 50,000,000	655,699	$ 76.25
November 2021	$ 150,000,000	1,742,160	$ 86.10
April 2022[(a)]	—	546,993	—
	$ 150,000,000	2,289,153	$ 65.53
	$ 250,000,000	4,041,506	$ 61.86

(a) We received 1,742,160 shares in early November 2021. Under this ASR, the purchase period had a scheduled termination date of June 1, 2022, although the financial institution was eligible to early terminate the ASR after January 31, 2022. In April 2022, the financial institution early terminated this ASR and we received additional 546,993 shares.

Off Balance Sheet Arrangements

We have certain operating leases that are considered short term and are not capitalized to the balance sheet. We use operating leases both on and off balance sheet to lower our cost of financings. We believe that operating leases are an important component of our capital structure.

28

U.S. Retirement Liabilities

Assumptions for U.S. Retirement Obligations

We have made various assumptions to estimate the amount of payments to be made in the future. The most significant assumptions include:

- Changing discount rates and other assumptions in effect at measurement dates (normally December 31)
- Investment returns on plan assets
- Addition of new claimants (historically immaterial due to freezing of pension benefits and exit from coal business)
- Mortality rates
- Change in laws

Funded Status of U.S. Retirement Plans

		Actual			Projected		
(In millions)		**2023**	2024	2025	2026	2027	2028
Primary U.S. pension plan							
Beginning funded status	$	**(24.0)**	(10.9)	(5.4)	3.1	11.7	20.3
Net periodic pension credit[a]		**15.1**	15.8	14.5	12.8	10.8	11.6
Payment from Brink's		**—**	—	—	—	0.1	4.6
Benefit plan actuarial loss		**(2.0)**	(10.3)	(6.0)	(4.2)	(2.3)	(2.3)
Ending funded status	$	**(10.9)**	(5.4)	3.1	11.7	20.3	34.2
UMWA plans							
Beginning funded status	$	**(94.9)**	(77.9)	(78.2)	(78.7)	(79.5)	(80.7)
Net periodic postretirement cost[a]		**(0.8)**	(0.3)	(0.5)	(0.8)	(1.2)	(1.4)
Benefit plan actuarial gain		**15.1**	—	—	—	—	—
Other		**2.7**	—	—	—	—	—
Ending funded status	$	**(77.9)**	(78.2)	(78.7)	(79.5)	(80.7)	(82.1)
Black Lung plans							
Beginning funded status	$	**(75.8)**	(74.4)	(68.7)	(63.4)	(58.5)	(54.1)
Net periodic postretirement cost[a]		**(3.9)**	(3.6)	(3.3)	(3.0)	(2.8)	(2.6)
Payment from Brink's		**7.7**	9.3	8.6	7.9	7.2	6.7
Benefit plan actuarial loss		**(2.4)**	—	—	—	—	—
Ending funded status	$	**(74.4)**	(68.7)	(63.4)	(58.5)	(54.1)	(50.0)

(a) Excludes amounts reclassified from accumulated other comprehensive income (loss).

Primary U.S. Pension Plan

Pension benefits provided to eligible U.S. employees were frozen on December 31, 2005, and benefits are not provided to employees hired after 2005 or to those covered by a collective bargaining agreement. We did not make cash contributions to the primary U.S. pension plan in 2023. There are approximately 10,500 beneficiaries in the plan.

Based on our current assumptions, we do not expect to make contributions until 2027.

UMWA Plan

Retirement benefits related to former coal operations include medical benefits provided by the Pittston Coal Group Companies Employee Benefit Plan for UMWA Represented Employees. There are approximately 2,400 beneficiaries in the UMWA plans. The company does not expect to make contributions to these plans until 2036, based on our actuarial assumptions.

Black Lung

Under the Federal Black Lung Benefits Act of 1972, Brink's is responsible for paying lifetime black lung benefits to miners and their dependents for claims filed and approved after June 30, 1973. There are approximately 700 black lung beneficiaries as of December 31, 2023.

Non-U.S. defined-benefit pension plans. We have various defined-benefit pension plans covering eligible current and former employees of some of our international operations. See Note 4 to the consolidated financial statements for information about these non-U.S. plans' benefit obligation and estimated future benefit payments over the next 10 years.

29

30 Summary of Total Expenses Related to All U.S. Retirement Liabilities This table summarizes actual and projected expense (income) related to U.S. retirement liabilities. These expenses are not allocated to segment results. Actual Projected (In millions) 2023 2024 2025 2026 2027 2028 Primary U.S. pension plan $ (13.6) (9.9) (5.0) 0.6 6.2 3.1 UMWA plans (5.1) (5.6) (5.6) (0.9) (0.8) (0.7) Black Lung plans 8.5 8.0 7.5 6.9 6.4 5.9 Total $ (10.2) (7.5) (3.1) 6.6 11.8 8.3 Summary of Total Payments from U.S. Plans to Participants This table summarizes actual and estimated payments from the plans to participants. Actual Projected (In millions) 2023 2024 2025 2026 2027 2028 Payments from U.S. Plans to participants Primary U.S. pension plan $ 44.5 48.1 48.0 47.9 47.6 47.1 UMWA plans 19.8 18.5 18.3 18.1 18.0 17.9 Black Lung plans 7.7 9.3 8.6 7.9 7.2 6.7 Total $ 72.0 75.9 74.9 73.9 72.8 71.7 Summary of Projected Payments from Brink’s to U.S. Plans This table summarizes estimated payments from Brink’s to U.S. retirement plans. Projected Payments to Plans from Brink's (In millions) Primary U.S. Pension Plan UMWA Plans Black Lung Plans Total Projected payments 2024 $ — — 9.3 9.3 2025 — — 8.6 8.6 2026 — — 7.9 7.9 2027 0.1 — 7.2 7.3 2028 4.6 — 6.7 11.3 2029 3.3 — 6.1 9.4 2030 1.0 — 5.7 6.7 2031 — — 5.3 5.3 2032 — — 4.9 4.9 2033 — — 4.6 4.6 2034 — — 4.3 4.3 2035 — — 4.0 4.0 2036 — 11.7 3.7 15.4 2037 — 12.9 3.4 16.3 2038 and thereafter — 127.0 34.0 161.0 Total projected payments $ 9.0 151.6 115.7 276.3 The amounts in the tables above are based on a variety of estimates, including actuarial assumptions as of December 31, 2023. The estimated amounts will change in the future to reflect payments made, investment returns, actuarial revaluations, and other changes in estimates. Actual amounts could differ materially from the estimated amounts.

31 Contingent Matters In August 2020, the Company received a subpoena issued in connection with an investigation being conducted by the U.S. Department of Justice (the “DOJ”). The Company is fully cooperating with the investigation and has responded to requests from the DOJ for documents and other information, primarily related to cross-border shipments of cash and things of value and anti-money laundering compliance. Given that the investigation is still ongoing and that no civil or criminal claims have been brought to date, the Company cannot predict the outcome of the investigation, the timing of the ultimate resolution of the matter, or reasonably estimate the possible range of loss, if any, that may result from this matter. Accordingly, no accruals have been made with respect to this matter. At the end of the fourth quarter of 2018, we became aware of an investigation initiated by the Chilean Fiscalía Nacional Económica (the Chilean antitrust agency) (“FNE”) related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. In October 2021, the FNE filed a complaint before the Chilean antitrust court alleging that Brink’s Chile (as well as competitor companies) engaged in collusion in 2017 and 2018 and requested that the court approve a fine of $30.5 million. The Company filed its response to the complaint in November 2022, which signaled the beginning of the evidentiary phase. The Company intends to vigorously defend itself against the FNE's complaint. Based on available information to date, the Company recorded a charge of $9.5 million in the third quarter of 2021 in connection with this matter. In 2022, we recognized an additional $1.4 million adjustment and, in 2023, we recognized an additional $0.5 million adjustment to our estimated loss. The adjustments resulted from changes in currency rates. In addition, we are involved in various other lawsuits and claims in the ordinary course of business. We are not able to estimate the loss or range of losses for some of these matters. We have recorded accruals for losses that are considered probable and reasonably estimable. Except as otherwise noted, we do not believe that it is reasonably possible the ultimate disposition of any of the legal matters currently pending against the Company could have a material adverse effect on our liquidity, financial position or results of operations.

32 APPLICATION OF CRITICAL ACCOUNTING POLICIES The application of accounting principles requires the use of assumptions, estimates and judgments. We make assumptions, estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with relevant knowledge and experience. Reported results could have been materially different had we used a different set of assumptions, estimates and judgments. Deferred Tax Asset Valuation Allowance Deferred tax assets result primarily from net operating losses, tax credit carryforwards, and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Accounting Policy We establish valuation allowances, in accordance with the Financial Accounting Standards Board ("FASB") ASC Topic 740, Income Taxes, when we estimate it is not more-likely-than-not that a deferred tax asset will be realized. We decide to record valuation allowances primarily based on an assessment of positive and negative evidence including historical earnings and future taxable income that incorporates prudent, feasible tax-planning strategies. We assess deferred tax assets on an individual jurisdiction basis. Changes in tax statutes, the timing of deductibility of expenses or expectations for future performance could result in material adjustments to our valuation allowances, which would increase or decrease tax expense. Our valuation allowances are as follows. Valuation Allowances December 31, (In millions) 2023 2022 U.S. $ 54.9 24.4 Non-U.S. 73.1 52.9 Total $ 128.0 77.3 Application of Accounting Policy U.S. Deferred Tax Assets We had $175 million of net deferred tax assets at December 31, 2023, of which $170 million in deferred tax assets are related to U.S. jurisdictions. In 2023, we concluded that we were not more-likely-than-not to realize assets related to certain attributes with a limited statutory carryforward, and we recorded a $33 million valuation allowance detriment through income from continuing operations and an additional $1 million valuation allowance increase through other comprehensive income (loss). Our conclusion was based upon Internal Revenue Notices 2023-55 and 2023-80, both issued in 2023 (the "Notices"), which provide taxpayers relief in determining whether a foreign tax meets the definition of a foreign income tax as required under final foreign tax credit regulations the U.S. Treasury published in the Federal Register on January 4, 2022. The Notices provide relief for foreign taxes paid in any taxable year beginning on or after December 28, 2021, and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We determined a significant amount of the post-2021 foreign withholding taxes will now be eligible for U.S. foreign income tax credit treatment and therefore our U.S. operations will annually be generating new foreign tax credits which should be creditable in the year generated. As a result, we no longer expect to be able to utilize a substantial amount of our foreign tax credit carryforwards to offset future tax prior to their expiration. Additionally, we concluded that we were more-likely-than-not to realize certain state deferred tax assets, and as a result we recorded a $4 million valuation allowance benefit through income from continuing operations. In 2022, we concluded that we were more-likely-than-not to realize assets related to certain attributes with a limited statutory carryforward and we recorded a $56 million valuation allowance benefit through income from continuing operations and an additional $14 million valuation allowance reduction through other comprehensive income (loss). Our conclusion was based upon the final foreign tax credit regulations that the U.S. Treasury published in the Federal Register on January 4, 2022. We determined a significant amount of the post-2021 foreign withholding taxes will now be ineligible for U.S. foreign income tax credit treatment and therefore our U.S. operations will no longer

33 annually be generating new foreign tax credits in excess of its annual foreign tax credit utilization limit. As a result, we expect to be able to utilize a substantial amount of our foreign tax credit and general business tax credit carryforwards to offset future tax prior to their expiration. We used various estimates and assumptions to evaluate the need for the valuation allowance in the U.S. These included • projected revenues and operating income for our U.S. entities, • projected royalties and management fees paid to U.S. entities from subsidiaries outside the U.S., • projected Global Intangible Low-Taxed Income ("GILTI") inclusion in our U.S. taxable income, • estimated required contributions to our U.S. retirement plans, • the estimated impact of U.S. tax reform and other U.S. tax legislation, and • interest rates on projected U.S. borrowings. Our projections assumed continued growth of our revenues and operating profit both in the U.S. and outside the U.S. Had we used different assumptions, we might have made different conclusions about the need for valuation allowances. For example, if we did not have growth in either the U.S. or non-U.S. jurisdictions with respect to the GILTI inclusions or using different assumptions, we might have concluded that we require a full valuation allowance offsetting our U.S. deferred tax assets. Non-U.S. Deferred Tax Assets In 2023, we recognized a tax expense of $2 million through income from continuing operations from a change in judgment about the need for valuation allowances for deferred tax assets in certain non-U.S. jurisdictions. In 2022, we recognized a tax expense of $1 million through income from continuing operations from a change in judgment about the need for valuation allowances for deferred tax assets in certain non-U.S. jurisdictions. Business Acquisitions Accounting Policy In the three years ended December 31, 2023, we have completed multiple business acquisitions. When we acquire a controlling interest in an entity that is determined to meet the definition of a business, we apply the acquisition method described in FASB ASC Topic 805, Business Combinations. Using the acquisition method, we allocate the total purchase price to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date. Any excess purchase price over the fair value of the assets acquired and the liabilities assumed is recognized as goodwill. Application of Accounting Policy The purchase price allocation process requires us to make significant estimates and assumptions, primarily related to intangible assets. The allocation of the purchase consideration transferred may be subject to revision based on the final determination of fair values during the measurement period. We use all available information to make these fair value determinations and, for material business acquisitions, we engage an outside valuation specialist to assist in the fair value determination of the acquired intangible assets. We typically use an income method to estimate the fair value of intangible assets, which is based primarily on future cash flow projections. The forecasted cash flows also reflect significant assumptions related to expected customer attrition rates, revenue growth rates, market participant synergies and discount rates applied to the cash flows. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions. The estimated fair values assigned to assets acquired and liabilities assumed in a purchase price allocation can have a significant effect on future results of operations. For example, a higher fair value assigned to intangible assets results in higher amortization expense, which results in lower net income.

34 Goodwill, Other Intangible Assets and Property and Equipment Valuations Accounting Policy At December 31, 2023, we had property and equipment of $1,013.3 million, goodwill of $1,473.8 million and other intangible assets of $488.3 million, net of accumulated depreciation and amortization. We review these assets for possible impairment using the guidance in FASB ASC Topic 350, Intangibles - Goodwill and Other, for goodwill and other intangible assets and FASB ASC Topic 360, Property, Plant and Equipment, for property and equipment. Our review for impairment requires the use of significant judgments about the future performance of our operating subsidiaries. Due to the many variables inherent in the estimates of the fair value of these assets, differences in assumptions could have a material effect on the impairment analyses. Goodwill We review goodwill for impairment annually and whenever events or circumstances make it more-likely-than-not that impairment may have occurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Under U.S. GAAP, the annual impairment test may be either a quantitative test or a qualitative assessment. The qualitative assessment can be performed in order to determine whether facts and circumstances support a determination that reporting unit fair values are greater than their carrying values. We performed a goodwill impairment test on these reporting units as of October 1, 2023 and elected to forego the optional qualitative assessment and performed a quantitative goodwill impairment assessment instead. We estimated the fair value of each reporting unit using a weighting of two valuation methodologies: the Income Approach and the Public Company Market Multiple Method, with greatest weight placed on the Income Approach. The resulting reporting unit fair values were compared to each reporting unit's carrying value. As a result of the evaluation, we concluded that goodwill was not impaired, and the fair value of each reporting unit exceeded its carrying value for all reporting units. Finite-lived Intangible Assets and Property and Equipment We review finite-lived intangible assets and property and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. To determine whether impairment has occurred, we compare estimates of the future undiscounted net cash flows of groups of assets to their carrying value. Estimates of Future Cash Flows We made significant assumptions when preparing financial projections of cash flow used in our impairment analyses, including assumptions of future results of operations including revenue growth rate and operating income over the forecast period, capital requirements, income taxes, long-term growth rates for determining terminal value, and discount rates. Our projections assumed continued growth of our revenues and operating profit both in the U.S. and outside the U.S. Our conclusions regarding asset impairment may have been different if we had used different assumptions.

Retirement and Post employment Benefit Obligations

We provide benefits through defined benefit pension plans and retiree medical benefit plans and under statutory requirements.

Accounting Policy

We account for pension and other retirement benefit obligations under FASB ASC Topic 715, *Compensation – Retirement Benefits.* We account for post employment benefit obligations, including workers' compensation obligations, under FASB ASC Topic 712, *Compensation – Non retirement Post employment Benefits*.

To account for these benefits, we make assumptions of expected return on assets, discount rates, inflation, demographic factors and changes in the laws and regulations covering the benefit obligations. Because of the inherent volatility of these items and because the obligations are significant, changes in the assumptions could have a material effect on our liabilities and expenses related to these benefits.

Our most significant retirement plans include our primary U.S. pension plan and the retiree medical plans of our former coal business that were collectively bargained with the United Mine Workers of America (the "UMWA"). The critical accounting estimates that determine the carrying values of liabilities and the resulting annual expense are discussed below.

Application of Accounting Policy

Discount Rate Assumptions

For plans accounted under FASB ASC Topic 715, we discount estimated future payments using discount rates based on market conditions at the end of the year. In general, our liability changes in an inverse relationship to interest rates. That is, the lower the discount rate, the higher the associated plan obligation.

U.S. Plans

For our largest retirement plans, including the primary U.S. pension and UMWA plans and Black Lung obligations, we derive the discount rates used to measure the present value of benefit obligations using the cash flow matching method. Under this method, we compare the plan's projected payment obligations by year with the corresponding yields on a Mercer yield curve. Each year's projected cash flows are then discounted back to their present value at the measurement date and an overall discount rate is determined. The overall discount rate is then rounded to the nearest tenth of a percentage point.

We used Mercer's Above-Mean Curve to determine the discount rates for retirement cost and the year-end benefit obligation. To derive the Above-Mean Curve, Mercer uses only those bonds with a yield higher than the mean yield of the same portfolio of high quality bonds. The Above-Mean Curve reflects the way an active investment manager would select high-quality bonds to match the cash flows of the plan.

Non-U.S. Plans

We use the same cash flow matching method to derive the discount rates for our major non-U.S. retirement plans. Where the cash flow matching method is not possible, rates of local high-quality long-term government bonds are used to estimate the discount rate.

The discount rates for the primary U.S. pension plan, UMWA retiree medical plans and Black Lung obligations were:

	Primary U.S. Plan			UMWA Plans			Black Lung		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Discount rate:									
Retirement cost	**5.4 %**	2.8 %	2.4 %	**5.4 %**	2.8 %	2.3 %	**5.4 %**	2.7 %	2.2 %
Benefit obligation at year end	**5.1 %**	5.4 %	2.8 %	**5.1 %**	5.4 %	2.8 %	**5.1 %**	5.4 %	2.7 %

Sensitivity Analysis

The discount rate we select at year end materially affects the valuations of plan obligations at year end and the calculations of net periodic expenses for the following year. The tables below compare hypothetical plan obligation valuations for our largest plans as of December 31, 2023, actual expenses for 2023 and projected expenses for 2024 assuming we had used discount rates that were one percentage point lower or higher.

35

Plan Obligations at December 31, 2023

(In millions)		Hypothetical 1% lower	Actual	Hypothetical 1% higher
Primary U.S. pension plan	$	686.7	**622.5**	568.2
UMWA plans		233.3	**214.0**	197.4

Actual 2023 and Projected 2024 Expense (Income)

(In millions, except for percentages)			Hypothetical sensitivity analysis for discount rate assumption				Hypothetical sensitivity analysis for discount rate assumption	
Years Ending December 31,		**Actual 2023**	1% lower 2023	1% higher 2023		Projected 2024	1% lower 2024	1% higher 2024
Primary U.S. pension plan								
Discount rate assumption		**5.4 %**	4.4 %	6.4 %		5.1 %	4.1 %	6.1 %
Retirement cost	**$**	**(13.6)**	(8.3)	(12.6)	$	(9.9)	(4.9)	(13.0)
UMWA plans								
Discount rate assumption		**5.4 %**	4.4 %	6.4 %		5.1 %	4.1 %	6.1 %
Retirement cost	**$**	**(5.1)**	(4.7)	(5.6)	$	(5.6)	(5.1)	(6.0)

Expected-Return-on-Assets Assumption

Our expected-return-on-assets assumption, which materially affects our net periodic benefit cost, reflects the long-term average rate of return we expect the plan assets to earn. We select the expected-return-on-assets assumption using advice from our investment advisor considering each plan's asset allocation targets and expected overall investment manager performance and a review of the most recent long-term historical average compounded rates of return, as applicable. We selected 7.00% as the expected-return-on-assets assumption for our primary U.S. pension plan and 8.00% for our UMWA retiree medical plans for actual 2023 expense. We selected 7.00% as the expected-return-on-assets assumption for our primary U.S. pension plan and 8.00% for our UMWA retiree medical plans for projected 2024 expense.

The twenty to thirty year compound annual return of our primary U.S. pension plan has averaged from 6.2% to 7.6%.

Sensitivity Analysis

Effect of using different expected-rate-of-return assumptions. Our 2023 and projected 2024 expense would have been different if we had used different expected-rate-of-return assumptions. For every hypothetical change of one percentage point in the assumed long-term rate of return on plan assets (and holding other assumptions constant), our actual 2023 and projected 2024 expense would be as follows:

(In millions, except for percentages)			Hypothetical sensitivity analysis for expected-return-on asset assumption				Hypothetical sensitivity analysis for expected-return-on asset assumption	
Years Ending December 31,		**Actual 2023**	1% lower 2023	1% higher 2023		Projected 2024	1% lower 2024	1% higher 2024
Expected-return-on-asset assumption								
Primary U.S. pension plan		**7.00 %**	6.00 %	8.00 %		7.00 %	6.00 %	8.00 %
UMWA plans		**8.00 %**	7.00 %	9.00 %		8.00 %	7.00 %	9.00 %
Primary U.S. pension plan	**$**	**(13.6)**	(6.9)	(20.3)	$	(9.9)	(3.3)	(16.5)
UMWA plans		**(5.1)**	(3.8)	(6.4)		(5.6)	(4.3)	(6.9)

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Effect of improving or deteriorating actual future market returns. Our funded status at December 31, 2024, and our 2025 expense will be different from currently projected amounts if our projected 2024 returns are better or worse than the returns we have assumed for each plan.

(In millions, except for percentages)		Hypothetical sensitivity analysis of 2024 asset return better or worse than expected	
Years Ending December 31,	Projected	Better return	Worse return
Return on investments in 2024			
Primary U.S. pension plan	7.00 %	14.00 %	— %
UMWA plans	8.00 %	16.00 %	— %
Projected Funded Status at December 31, 2024			
Primary U.S. pension plan	$ (5)	36	(46)
UMWA plans	(78)	(67)	(88)
2025 Expense[(a)]			
Primary U.S. pension plan	$ (5)	(7)	(3)
UMWA plans	(6)	(8)	(4)

(a) Actual future returns on investments will not affect our earnings until 2025 since the earnings in 2024 will be based on the "expected return on assets" assumption.

Effect of using fair market value of assets to determine expense. For our defined-benefit pension plans, we calculate expected investment returns by applying the expected long-term rate of return to the market-related value of plan assets. In addition, our plan asset actuarial gains and losses that are subject to amortization are based on the market-related value.

The market-related value of the plan assets is different from the actual or fair market value of the assets. The actual or fair market value is, at a point in time, the value of the assets that is available to make payments to pensioners and to cover any transaction costs. The market-related value recognizes changes in fair value from the expected value on a straight-line basis over five years. This recognition method spreads the effects of year-over-year volatility in the financial markets over several years.

Our expenses related to our primary U.S. pension plan would have been different if our accounting policy were to use the fair market value of plan assets instead of the market-related value to recognize investment gains and losses.

(In millions)	Based on market-related value of assets			Hypothetical[(a)]		
Years Ending December 31,	**Actual 2023**	Projected 2024	Projected 2025	2023	2024	2025
Primary U.S. pension plan expense	**$ (13.6)**	(9.9)	(5.0)	$ 7.7	3.0	3.8

(a) Assumes that our accounting policy was to use the fair market value of assets instead of the market-related value of assets to determine our expense related to our primary U.S. pension plan.

For our UMWA plans, we calculate expected investment returns by applying the expected long-term rate of return to the fair market value of the assets at the beginning of the year. This method is likely to cause the expected return on assets, which is recorded in earnings, to fluctuate more than had we used the accounting methodology of our defined-benefit pension plans.

Medical Inflation Assumption

We estimate the trend in healthcare cost inflation to predict future cash flows related to our retiree medical plans. Our assumption is based on recent plan experience and industry trends.

For the UMWA plans, our largest retiree medical plans, we have assumed a medical inflation rate of 6.8% for 2024, and we project this rate to decline to 5% in 2031 and hold at 5% thereafter. Our overall medical inflation rate assumption, including the assumption that medical inflation rates will gradually decline over the next eight years and hold at 5%, is based on macroeconomic assumptions of gross domestic growth rates, the excess of national health expenditures over other goods and services, and population growth. Our assumption of a medical inflation rate of 6.8% for 2024 is based on the above-described factors, combined with our recent actual experience.

37

38 Workers’ Compensation Besides the effects of changes in medical costs, worker’s compensation costs are affected by the severity and types of injuries, changes in state and federal regulations and their application and the quality of programs which assist an employee’s return to work. Our liability for future payments for workers’ compensation claims is evaluated annually with the assistance of an actuary. Numbers of Participants Mortality tables. We use the Society of Actuaries base mortality tables for private sector plans, Pri-2012, and the Mercer modified MP-2021 projection scale, with a Blue Collar adjustment factor for the majority of our U.S. retirement plans and a White Collar adjustment factor for our nonqualified U.S. pension plan. Number of participants. The number of participants by major plan in the past five years is as follows: Number of participants Plan 2023 2022 2021 2020 2019 UMWA plans 2,400 2,500 2,700 2,900 3,000 Black Lung 700 800 800 700 800 U.S. pension 10,500 10,700 10,800 11,000 11,200 Because we are no longer operating in the coal industry, we anticipate that the number of participants in the UMWA retirement medical plan will decline over time due to mortality. Because the U.S. pension plan has been frozen, the number of its participants will also decline over time.

39 Foreign Currency Translation The majority of our subsidiaries outside the U.S. conduct business in their local currencies. Our financial results are reported in U.S. dollars, which include the results of these subsidiaries. Accounting Policy Our accounting policy for foreign currency translation is different depending on whether the economy in which our foreign subsidiary operates has been designated as highly inflationary. Economies with a three-year cumulative inflation rate of more than 100% are considered highly inflationary. Subsequent reductions in cumulative inflation rates below 100% do not change the method of translation unless the reduction is deemed to be other than temporary. Non-Highly Inflationary Economies Assets and liabilities of foreign subsidiaries in non-highly inflationary economies are translated into U.S. dollars using rates of exchange at the balance sheet date. Translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses are recorded in net income. Highly Inflationary Economies Foreign subsidiaries that operate in highly inflationary countries must use the reporting currency (the U.S. dollar) as the functional currency. Local-currency monetary assets and liabilities are remeasured into dollars each balance sheet date, with remeasurement adjustments and other transaction gains and losses recognized in earnings. Other than nonmonetary equity and available-for-sale debt securities, nonmonetary assets and liabilities do not fluctuate with changes in local currency exchange rates to the dollar. For nonmonetary equity securities traded in highly inflationary economies, the fair market value of the equity securities are remeasured at the current exchange rates to determine gain or loss to be recorded in net income. For nonmonetary available-for-sale debt securities traded in highly inflationary economies, the fair market value of these debt securities are remeasured at the current exchange rates, with changes recorded in the gains (losses) on available-for-sale securities component of accumulated other comprehensive income (loss). We reclassify amounts from accumulated other comprehensive income (loss) into earnings when these debt securities are sold. Application of Accounting Policy Argentina We operate in Argentina through wholly owned subsidiaries and a smaller controlled subsidiary (together "Brink's Argentina"). Revenues from Brink's Argentina represented approximately 4% of our consolidated revenues for the years ended December 31, 2023, 2022, and 2021. The operating environment in Argentina continues to present business challenges, including ongoing devaluation of the Argentine peso and significant inflation. For the year ended December 31, 2021, the Argentine peso declined by approximately 19% (from 84.0 to 103.1 pesos to the U.S. dollar). For the year ended December 31, 2022, the Argentine peso declined by approximately 42% (from 103.1 to 178.6 pesos to the U.S. dollar). For the year ended December 31, 2023, the Argentine peso declined approximately 79% (from 178.6 to 833.3 pesos to the U.S. dollar). Beginning July 1, 2018, we designated Argentina's economy as highly inflationary for accounting purposes. As a result, we consolidated Brink's Argentina using our accounting policy for subsidiaries operating in highly inflationary economies beginning with the third quarter of 2018. Argentine peso-denominated monetary assets and liabilities are now remeasured at each balance sheet date using the currency exchange rate then in effect, with currency remeasurement gains and losses recognized in earnings. In 2023, we recognized $79.1 million in pretax remeasurement losses. In 2022 and in 2021, we recognized $37.6 million and $9.0 million in pretax remeasurement losses, respectively. At December 31, 2023, Argentina's economy remained highly inflationary for accounting purposes. At December 31, 2023, we had net monetary assets denominated in Argentine pesos of $72.1 million, including cash of $62.5 million. At December 31,

40 2023, we had net nonmonetary assets of $141.9 million (including $99.8 million of goodwill, $1.1 million in equity securities denominated in Argentine pesos and $5.6 million in debt securities denominated in Argentine pesos). At December 31, 2022, we had net monetary assets denominated in Argentine pesos of $66.2 million (including cash of $57.7 million) and net nonmonetary assets of $168.2 million (including $99.8 million of goodwill, $1.9 million in equity securities denominated in Argentine pesos and $27.4 million in debt securities denominated in Argentine pesos). During September 2019, the Argentine government announced currency controls on both companies and individuals. Under the exchange procedures implemented by the central bank, approval is required for many transactions, including dividend repatriation abroad. We have previously elected to use other market mechanisms to convert Argentine pesos into U.S. dollars. Conversions under these other market mechanisms generally settle at rates that are less favorable than the rates at which we remeasure the financial statements of Brink’s Argentina. We did not have any such conversion losses in the last three years. Although the Argentine government has implemented currency controls, Brink’s management continues to provide guidance and strategic oversight, including budgeting and forecasting for Brink’s Argentina. We continue to control our Argentina business for purposes of consolidation of our financial statements and continue to monitor the situation in Argentina.

Exhibit A-2

Page Income and Expense Not Allocated to Segments Overview 28 4022 Operating Activities 4022 OPERATIONS Other Operating Income and Expense Investing Activities 31 11 4123 231 ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Financing Activities 4324 Nonoperating Income and Expense Effect of Exchange Rate Changes on Cash and Cash Equivalents 32 12 4325 Capitalization 4426 Income Taxes Off Balance Sheet Arrangements 33 13 4628 THE BRINK’S COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF DECEMBER 31, 2023 AND 2022 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2023 TABLE OF CONTENTS U.S Retirement Liabilities 4729 Noncontrolling Interests Contingent Matters 34 14 4931 RESULTS OF OPERATIONS Non-GAAP ResultsMeasures and Reconcilediations to GAAP Measures APPLICATION OF CRITICAL ACCOUNTING POLICIES 35 15 Deferred Tax Asset Valuation Allowance 5032 Foreign Operations Business Acquisitions 5133 38 19 Analysis of Results Goodwill, Other Intangible Assets and Property and Equipment Valuations 5234 243 Retirement and Postemployment Benefit Obligations 535 Foreign Currency Translation 5739 LIQUIDITY AND CAPITAL RESOURCES

The discussion of operating results and financial condition comparing 2022 versus 2021 can be found in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2022 ("2022 10-K"), starting on page 20.

OPERATIONS The Brink’s Company is a leading global provider of cash and valuables management, digital retail solutions, and ATM managed services throughout the world. These services include: Cash and Valuables Management • Cash-in-transit ("CIT") services – armored vehicle transportation of cash and coin • Basic ATM services – replenishing funds and providing basic maintenance services to our customers’ automated teller machines • Brink's Global Services ("BGS") – secure international transportation, pick-up, packaging, customs clearance, secure vault storage, and inventory management of high-value commodities • Cash management services – counting, sorting, wrapping, check imaging, cashier balancing, counterfeit detection, account consolidation and electronic reporting • Vaulting services – combines cash-in-transit services, cash management, vaulting and electronic reporting technologies for banks • Other Services – guarding, commercial security, and payment services Digital Retail Solutions ("DRS") and ATM Managed Services ("AMS") • Digital Retail Solutions – services that facilitate faster access to cash deposits leveraging Brink’s tech-enabled devices and software platforms that enable enhanced customer analytics and visibility • ATM managed services – comprehensive solutions for ATM management, including cash forecasting, cash optimization, ATM remote monitoring, service call dispatching, transaction processing, and installation services We manage our business in the following four segments: • North America – operations in the U.S. and Canada, including the Brink’s Global Services ("BGS") line of business, • Latin America – operations in Latin American countries where we have an ownership interest, including the BGS line of business, • Europe – total operations in European countries that primarily provide services outside of the BGS line of business, and • Rest of World – operations in the Middle East, Africa and Asia. This segment also includes total operations in European countries that primarily provide BGS services and BGS activity in Latin American countries where we do not have an ownership interest. We believe that Brink’s has significant competitive advantages including: • brand recognition • reputation for a high level of service and security • risk management and logistics expertise • global network and customer base • proven operational excellence • high-quality insurance coverage and financial strength, and • innovative technology-enabled offerings Our strategy is to grow Brink’s by providing a superior customer experience and driving continuous improvement. We will achieve this by delivering on four strategic pillars: Growth and Customer Loyalty, Innovation, Operational Excellence, and Talent. This framework considers our global footprint and values-driven culture. We focus our time and resources on service quality, protecting and strengthening our brand, and addressing our risks. Our marketing and sales efforts are enhanced by the “Brink’s” brand, so we seek to protect and build its value. Because our services focus on handling, transporting, protecting, and managing valuables, we strive to understand and manage risk. To earn an adequate return on capital, we focus on the effective and efficient use of resources in addition to our pricing discipline. We attempt to optimize the business that flows through our branches, vehicles, and systems to obtain the lowest costs possible without compromising safety, security, or service. Operating results may vary from period to period. Our cash and valuables management revenues are generated from charges per service performed or based on the value of goods transported, which may be affected by both the level of economic activity and the volume of business for specific customers. We also periodically incur costs to change the scale of our operations when volumes increase or decrease. Incremental costs incurred usually relate to increasing or decreasing the number of employees and increasing or decreasing branches or administrative facilities. In addition, security costs can vary depending on performance, the cost of insurance coverage, and changes in crime rates (e.g., attacks and robberies). 1

Brink’s revenues and related operating profit are generally higher in the second half of the year, particularly in the fourth quarter, due to generally increased economic activity associated with the holiday season. 2

3 2 Operating profit margin 8.7% 8.0% 8.4 NM Years Ended December 31, Revenues NM $ Income (loss) from continuing 86.0 $ 4,874.6 % change 4,535. 5 (50) RESULTS OF OPERATIONS (In millions, except for 68 4,200 ..2 Diluted EPS from continuing operations(a) 2023 $ $ 1.83 7 3.63 2.06 2022 8 (50) 76 Cost of revenues 2021 3,707.1 2023 Analysis of Results Consolidated Results GAAP and Non-GAAP Financial Measures We provide an analysis of our operations below on both a generally accepted accounting principles (“GAAP”) and non-GAAP basis. The purpose of the non-GAAP information is to report our operating profit, income from continuing operations and earnings per share without certain income and expense items that do not reflect the regular earnings of our operations. The non-GAAP financial measures are intended to provide investors with a supplemental comparison of our operating results and trends for the periods presented. Our management believes these measures are also useful to investors as such measures allow investors to evaluate our performance using the same metrics that our management uses to evaluate past performance and prospects for future performance. We do not consider these items to be reflective of our core operating performance. The non-GAAP adjustments used to reconcile our GAAP results are described in detail on pages 28-30 and are reconciled to comparable GAAP measures on pages 35-37. Definition of Organic Growth Organic growth represents the change in revenues or operating profit between the current and prior period excluding the effect of acquisitions and dispositions for one year after the transaction and changes in currency exchange rates. See definitions on page 26. Non-GAAP(b) 2022 7 Non-GAAP revenuesoperating profit $ 4,874.6 $ 7 4,535. 5 550.3 4,200 ..2 470.5 Selling, general and administrative expenses 688.1 7 12 8 17 687.0 Non-GAAP operating profit margin 615.0 12.6% 550.3 12.1% 629.7 470.5 11.2% 12 N M - — 17 NM Non-GAAP income from 344.6 9 Operating profit 425.2 20 GAAP 20 Non-GAAP diluted EPS from continuing operations(a) $ $ 7.35 5.99 4.75 23 18 26 (a) Amounts reported in this table are attributable to the shareholders of Brink’s and exclude earnings related to noncontrolling interests. (b)Non-GAAP results are These measures are supplemental financial measures that are not required by, or presented in accordance with, GAAP. See page 15 for further information on these non-GAAP measures and reconcilediations to the applicable GAAP results on pages 35-37measures. GAAP Basis Analysis of Consolidated Results: 2023 versus 2022 Consolidated Revenues Revenues increased $339.1 million due to organic increases in Latin America ($282.0 million), Europe ($71.4 million), Rest of World ($22.7 million), and North America ($18.3 million) and the favorable impact of acquisitions ($105.5 million), partially offset by the unfavorable impact of currency exchange rates ($160.8 million). The unfavorable currency impact was driven primarily by the Argentine peso. Revenues increased 9% on an organic basis primarily due to inflation-based price increases and growth in AMS and DRS revenue. See above for our definition of “organic.”

Consolidated Costs and Expenses Cost of revenues increased 7% to $3,707.1 million primarily due to higher revenue, including the impact of acquisitions, partially offset by the impact of currency exchange rates and lower costs related to restructuring actions and cost productivity. Selling, general and administrative costs increased 0.2% to $688.1 million primarily due to organic increases in labor and other administrative costs and the impact of acquisitions partially offset by the 2022 unfavorable impact of a change in allowance estimate ($15.6 million) due to a modification in our methodology to estimate the allowance for doubtful accounts and the impact of currency exchange rates. Consolidated Operating Profit and Operating Profit Margin Operating profit margin increased from 8.0% to 8.7%. Operating profit increased $63.9 million due mainly to: • organic increases in Latin America ($77.4 million), North America ($25.2 million), Europe ($9.1 million), and Rest of World ($3.3 million), • lower costs incurred related to reorganization and restructuring ($21.2 million), • favorable operating impact of business acquisitions ($16.1 million), excluding intangible amortization and acquisition-related charges, • lower costs related to the impact of a change in allowance estimate ($15.6 million) recorded in 2022 due to a modification in our methodology to estimate the allowance for doubtful accounts, • lower costs related to business acquisitions and dispositions ($15.7 million), including the impact of acquisition-related charges and intangible asset amortization, included in "Other items not allocated to segments", and • lower corporate expenses on an organic basis ($4.8 million), partially offset by: • unfavorable changes in currency exchange rates ($118.5 million) primarily driven by the Argentine peso. Consolidated Income from Continuing Operations Attributable to Brink’s and Related Per Share Amounts Income from continuing operations attributable to Brink’s shareholders decreased $87.5 million to $86.0 million due to higher income tax expense ($97.8 million) and higher interest expense ($65.0 million), partially offset by the increase in operating profit mentioned above, higher interest and other nonoperating income ($10.7 million), and lower noncontrolling interest ($0.7 million). Diluted earnings per share from continuing operations was $1.83, down from $3.63 in 2022. Non-GAAP Basis Analysis of Consolidated Results: 2023 versus 2022 Non-GAAP Consolidated Revenues There is no difference between GAAP and Non-GAAP revenue amounts for the periods presented. See page 24 for details. Non-GAAP Financial Measures The non-GAAP measures included in the table above and the analysis below present our operating profit, operating profit margin, income from continuing operations and earnings per share without certain income and expense items that do not reflect the regular earnings of the Company's operations. These non-GAAP measures are described in more detail on page 15 and are reconciled to comparable GAAP measures on pages 16-18. Non-GAAP Consolidated Operating Profit and Non-GAAP Operating Profit Margin Non-GAAP operating profit margin increased from 12.1% to 12.6%. Non-GAAP operating profit increased $64.7 million due mainly to: • organic increases in Latin America ($77.4 million), North America ($25.2 million), Europe ($9.1 million), and Rest of World ($3.3 million), • the favorable operating impact of business acquisitions ($16.1 million), excluding intangible amortization and acquisition-related charges, and • lower corporate expenses on an organic basis ($4.8 million), partially offset by: • unfavorable changes in currency exchange rates ($71.2 million), driven primarily by the Argentine peso. Non-GAAP Consolidated Income from Continuing Operations Attributable to Brink’s and Related Per Share Amounts Non-GAAP income from continuing operations attributable to Brink’s shareholders increased $58.2 million to $344.6 million due to the operating profit increase mentioned above, higher interest and other nonoperating income ($45.7 million), lower income tax expense ($12.3 million), and lower noncontrolling interest ($0.9 million), partially offset by higher interest expense ($65.4 million). Diluted earnings per share from continuing operations was $7.35, up from $5.99 in 2022. 4

5 Rest of World 809.4 North America $ $ 159.1 Acquisitions / (7.2) 25.2 (20.5) 0.8 0.1 185 ..2 (1) Currency 16 1 6 3 Latin America 277.7 North America 77.4 Segment revenues(c) $ 4,535.5 $ 1,584.1 394.4 105.5 18.3 1 (160.8) 4,874. 6 % C h a n g e Europe 3.2 98.4 7 9.1 (4.5) 9 1,601. 1 27 Organic Rest of World 163.9 1 3.3 1.0 (4.1) (In millions, except for percentages) 164 ..1 - 1 — 2022 2 Segment operating profit 699.1 Latin America 115.0 1,210.6 Chang e (a) 8 2.5 Corporate expenses(d) Dispositions( a b) (148.8) 4.8 (162.8) - — 4.4 (13 9.6 ) CurrencyE ffect(b c) (6) % (3) Operating profit - non-GAAP 10 550.3 Impact 119.8 16.1 2023 Revenues - GAAP (71.2) $ $ 4,535.5 615.0 12 23 394.4 2 2 Total 105.5 Europe (160.8) 931.4 Other items not allocated to segments( e d) (189.0) 4,8 74. 6 OrganicGrowt h (a) 30.8 15.7 7 (47.3) 107.0 (18 9.8 ) 9 - — Revenues: 27.0 ( 1 6 ) Operating profit (loss) - GAAP $ $ 361.3 22 150.6 31.8 Revenues and Operating Profit by Segment (118.5) Operating profit: 425 ..2 Organi c 18 8 4 2 Amounts may not add due to rounding. (a) Organic change and organic growth are supplemental financial measures that are not required by, or presented in accordance with, GAAP, and are described in more detail on page 15.

(ab)Non-GAAP aAmounts include the impact of prior year comparable period results for acquired and disposed businesses. GAAP results also include the impact of acquisition-related intangible amortization, restructuring and other charges, and disposition related gains/losses.This measure is not required by, or presented in accordance with, GAAP and is described in more detail on page 15. (bc) The amounts in the “Currency” column consist of the effects of Argentina devaluations under highly inflationary accounting and the sum of monthly currency changes. Monthly currency changes represent the accumulation throughout the year of the impact on current period results of changes in foreign currency rates from the prior year period.This measure is not required by, or presented in accordance with, GAAP and is described in more detail on page 15. (c)Segment revenues equal our total reported non-GAAP revenues. (d)Corporate expenses are not allocated to segment results. Corporate expenses include salaries and other costs to manage the global business and to perform activities required by public companies. (ed) See pages 28-307-10 for morefurther information, where these items are discussed in more detail. Analysis of Segment Results: 2023 versus 2022 North America Revenues increased 1% ($17.0 million) primarily due to a 1% organic increase ($18.3 million) and the favorable impact of acquisitions ($3.2 million), partially offset by the unfavorable impact of currency exchange rates ($4.5 million) from the Canadian dollar. Organic revenue increased primarily due to price increases in the U.S. partially offset by volume reductions due to the rationalization of our customer portfolio to optimize profitability and lower BGS revenue. Operating profit increased ($26.1 million), primarily due to a 16% organic increase ($25.2 million), the favorable impact of acquisitions ($0.8 million), and favorable impact of currency exchange rates ($0.1 million). The organic increase resulted primarily from higher revenue which outpaced the impact of labor and other cost increases, the impact of cost savings related to restructuring primarily in the U.S., and cost productivity. A change in estimation methodology resulted in a $16.7 million incremental bad debt expense recorded in the first quarter of 2022 that was associated with U.S. aged receivables. In the subsequent quarters of 2022, the additional allowance was reduced by $1.1 million as a result of collections. However, as discussed in Note 1, this amount was recorded as part of "Other items not allocated to segments" and is not included in the North America segment results. Latin America Revenues increased 10% ($121.7 million) primarily due to a 23% organic increase of ($282.0 million) and the favorable impact of acquisitions ($2.5 million), partially offset by the unfavorable impact of currency exchange rates ($162.8 million), primarily from the Argentine peso partially offset by favorable impact from the Mexican peso. The organic increase was driven by inflation-based price increases across the segment and growth in AMS and DRS revenue. Operating profit was up 1% ($2.6 million) primarily due to a 28% organic increase ($77.4 million) and the favorable impact of acquisitions ($0.8 million), partially offset by unfavorable currency exchange rates ($75.6 million). The organic increase was driven by higher revenue which outpaced the impact of labor and other cost increases. Europe Revenues increased 22% ($205.4 million) due to the favorable impact of the NoteMachine acquisition ($107.0 million), a 8% organic increase ($71.4 million), and the favorable impact of currency exchange rates ($27.0 million). The favorable currency impact was driven by the euro. The organic increase was primarily due to price increases throughout the segment and the growth of AMS and DRS revenue. Operating profit increased ($26.6 million) primarily due to the favorable impact of acquisitions ($13.5 million), an organic increase ($9.1 million), and the favorable impact of currency exchange rates ($4.0 million). The organic increase was primarily driven by higher revenue which outpaced the impact of labor and other cost increases and the revenue mix benefit of higher AMS and DRS revenue. Rest of World Revenues decreased 1% ($5.0 million) due to the unfavorable impact of currency exchange rates ($20.5 million) and dispositions ($7.2 million), partially offset by a 3% organic increase ($22.7 million). The organic increase was primarily due to growth in AMS and DRS. Operating profit increased $0.2 million primarily due to a 2% organic increase ($3.3 million) and the favorable impact of dispositions ($1.0 million), partially offset by the unfavorable impact of currency exchange rates ($4.1 million), driven by most currencies throughout the segment. The disposition impact relates to the disposition of our Russian based operations. The organic increase was primarily due to the impact of labor and other operational cost saving actions throughout the segment and the revenue mix benefit of higher AMS and DRS revenue. 6

7 2023 10.9 10.9 202 2.7 2.7 40 2021 40 fav 202 Reconciliation of segment policies to GAAP (2.1) 2022 1.8 1.8 (17.5) (17.5) unfav fav Corporate expenses $ (139.6) (139.6) (148. 8) (148. 8) (156. 5) (156. 5) (6) (6) (5) (5) General, administrative and other expenses Corporate expenses include corporate headquarters costs, regional management costs, currency transaction gains and losses, costs related to global initiatives and adjustments to reconcile segment accounting policies to U.S. GAAP. Corporate expenses in 2023 decreased $9.2 million versus the prior year. This was primarily driven by lower net compensation costs, including share-based compensation and bonus accruals ($24.1 million), as well as an increase in foreign currency transaction gains ($4.4 million). These lower costs were partially offset by increased charges related to insurance and security losses ($10.8 million), higher professional fees ($5.3 million) and higher bad debt expense ($3.5 million) reported as part of the reconciliation of segment policies to U.S. GAAP. Historically, all Brink’s business units followed an internal accounting policy for determining an allowance for doubtful accounts. The allowances were then reconciled to the required U.S. GAAP estimated consolidated allowance, with any differences reported as part of Corporate expense. In 2021, the Corporate reconciling adjustment was an increase of Corporate expense of $17.5 million. The 2021 increase was primarily from a change in the first quarter of 2021 to the allowance calculation method of the North America segment’s U.S. business. This change resulted in a $12.3 million increase to Corporate expense offset by a $12.3 million operating profit increase in the North America segment, resulting in no impact to consolidated operating profit for the first quarter of 2021. We changed the U.S. calculation of the allowance in order to more closely align it with the U.S. GAAP consolidated calculation and to minimize reconciling differences. Other than for the U.S. business, the reconciling differences were not significant. The bad debt expense increase excludes the impact of the internal loss in our U.S. global services operations described on the page 309. Other Items Not Allocated to Segments $ (152.8) (152.8) Analysis of Income and Expenses Not Allocated to Segments: 2023 versus 2022 Income and expenses not allocated to segments are reported either as “Corporate Expenses” or “Other Items not Allocated to Segments.” Corporate Expenses include costs to manage the global business and perform activities required by public companies as well as other items that are considered part of our operations and revenue generating activities but are not considered when the chief operating decision maker ("CODM") evaluates segment results. Examples include corporate staff compensation, corporate headquarters costs, regional management costs, share-based compensation, and currency transaction gains and losses. Other Items not Allocated to Segments include income and expenses that are not necessary to operate our business in the ordinary course and are not considered when the CODM evaluates segment results. These include non-recurring as well as certain recurring costs and gains which are not considered to be part of our operations and revenue generating activities. Each of the items in the “Other Items Not Allocated to Segments” table is excluded from non-GAAP operating profit. Corporate Expenses (161. 5) (161. 5) (141. 7) (141. 7) Years Ended December 31, (5) (5) % change 1 4 14 Years Ended December 31, Foreign currency transaction gains (losses) (In millions, except for % change 15.3

(In millions, except for	2023		202		202	202						2022		
~~Operating profit:~~														
Reorganization and Restructuring	~~$~~	$ (17.6)			(38.8)		(43.6)			(55)			(11)	
Acquisitions and									(18)			20		
Argentina highly									unfa					unfav
Transformation initiatives	(5.5)			–		–			unfav		–			
Non-routine auto loss matter	(8.0)			–		–			unfav		–			
Change in allowance estimate	–			(15.6)		–			(100)					unfav
Ship loss matter	–			(4.9)		–			(100)					unfav
Chile antitrust matter									(64)			(85)		
Internal loss	–			–		21.1			–			(100)		
Reporting compliance	(0.8)			–		–			unfav		–			
~~Operating profit~~Total Other items not allocated to segments	~~$~~	$ (189.8)			(189.0)		(115.8)			–			63	

8

Reorganization and Restructuring

Costs associated with certain reorganization and restructuring actions are excluded from reported non-GAAP results. These items include primarily severance charges and asset impairment losses. The 2022 Global Restructuring Plan was designed to, among other things, enable growth, reduce costs and related infrastructure, and to mitigate the potential impact of external economic conditions in light of the COVID-19 pandemic. Other restructuring actions were primarily in response to the COVID-19 pandemic and a decision to exit a line of business in our Canada operating unit. Due to the unusual nature of the underlying events that led to these actions, the charges are not considered part of our operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results.

2022 Global Restructuring Plan

In the first quarter of 2023, management completed the review and approval of remaining actions included in the previously disclosed restructuring program across our global business operations. ~~The actions were taken to enable growth, reduce costs and related infrastructure, and to mitigate the potential impact of external economic conditions.~~ In total, we have recognized $33.2 million in charges under this program, including $11.0 million in 2023. We expect total expenses from the program to be between $38 million and $42 million. When completed, the current restructuring actions are expected to reduce our workforce by 3,200 to 3,400 positions and result in annualized cost savings of approximately $60 million.

Other Restructurings

~~Management periodically implements restructuring actions in targeted sections of our business.~~ As a result of ~~these~~other restructuring actions, we recognized $43.6 million of net costs in 2021, primarily severance costs. We recognized $16.6 million of net costs in 2022, primarily severance costs. We recognized $6.6 million of net costs in 2023. ~~The majority of the costs in both 2023 and 2022 periods result from the exit of a line of business in a specific geography with most of the remaining costs due to management initiatives to address the COVID-19 pandemic.~~

~~Due to the unique circumstances around these charges, they have not been allocated to segment results and are excluded from non-GAAP results.~~ Charges related to ~~the employees, assets, leases and contracts impacted by~~ these restructuring actions were excluded from the segments and corporate expenses as shown in the table below~~.~~:

	Years Ended December 31,			% change			
(In millions, except for	2023	202	2021	2023		2022	
Reportable Segments:							
North America	~~$~~ $	(11.8)	0.1	~~(64)~~	(64)		unfav
Latin America	(4.9)	(15.7)	(13.0)	~~(69)~~	(69)	~~21~~	21
Europe	(6.1)	(9.7)	(27.6)	~~(37)~~	(37)	~~(65)~~	(65)
Rest of World	(1.2)	(1.2)	(3.2)	~~–~~	=	~~(63)~~	(63)
Total excluded from reportable segments	(16.4)	(38.4)	(43.7)	~~(57)~~	(57)	~~(12)~~	(12)
Excluded from Corporate ~~items~~expenses	(1.2)	(0.4)	0.1		unfav		unfav
Total Reorganization and Restructuring Costs	~~$~~ $ (17.6)	(38.8)	(43.6)	~~(55)~~	(55)	~~(11)~~	(11)

Acquisitions and dispositions

9

-Certain acquisition and disposition items ~~that~~ are not ~~considered part of the ongoing activities of the business~~part of our operations and revenue generating activities. These items include non-cash amortization expense for acquisition-related intangible assets, as well as integration, transaction, restructuring and certain compensation costs. All of the items~~and~~ are ~~special in nature~~significantly impacted by the timing and nature of our acquisitions and dispositions, and many are inconsistent~~ly excluded from segment and~~ in amount and frequency. Management has excluded these amounts when evaluating internal performance. Therefore, we have not allocated these amounts to segment or Corporate results and have excluded these amounts from non-GAAP results.

-These items are described below:

2023 Acquisitions and Dispositions Items

- Amortization expense for acquisition-related intangible assets was $57.8 million in 2023.
- We derecognized a contingent consideration liability related to the NoteMachine business acquisition and recognized a gain of $4.8 million. We also derecognized a contingent consideration liability related to the Touchpoint 21 acquisition and recognized a gain of $1.4 million.
- We recognized $4.9 million in charges in Argentina in 2023 for an inflation-adjusted labor increase to expected payments to union workers of the Maco Transportadora and Maco Litoral businesses (together, "Maco"). Although the Maco operations were acquired in 2017, formal antitrust approval was obtained in 2021, which triggered negotiation and approval of the expected payments in 2022.
- Net charges of $3.4 million were incurred for post-acquisition adjustments to indemnification assets related to previous business acquisitions.
- We incurred $2.2 million in integration costs, primarily related to PAI, in 2023.
- Transaction costs related to business acquisitions were $4.2 million in 2023.
- We recognized a $2.0 million loss on the disposition of Russia-based operations in 2023.
- Compensation expense related to the retention of key PAI employees was $1.6 million in 2023.

10

2022 Acquisitions and Dispositions Items • Amortization expense for acquisition-related intangible assets was $52.0 million in 2022. • We recognized $12.5 million in charges in Argentina in 2022 for expected payments to union workers of the Maco businesses. • Net charges of $7.8 million were incurred for post-acquisition adjustments to indemnification assets related to previous business acquisitions. • We incurred $4.8 million in integration costs, primarily related to PAI and G4S, in 2022. • Transaction costs related to business acquisitions were $5.6 million in 2022. • Restructuring costs related to acquisitions were $0.2 million in 2022. • Compensation expense related to the retention of key PAI employees was $3.5 million in 2022 2021 Acquisitions and Dispositions Items • Amortization expense for acquisition-related intangible assets was $47.7 million in 2021. • We incurred $10.5 million in integration costs related primarily to G4S in 2021. • Transaction costs related to business acquisitions were $6.5 million in 2021. • Restructuring costs related to acquisitions were $5.3 million in 2021. • Compensation expense related to the retention of key PAI employees was $1.8 million in 2021. Argentina highly inflationary impact Beginning in the third quarter of 2018, we designated Argentina's economy as highly inflationary for accounting purposes. As a result, Argentine peso-denominated monetary assets and liabilities are now remeasured at each balance sheet date to the currency exchange rate then in effect, with currency remeasurement gains and losses recognized in earnings. In addition, nonmonetary assets retain a higher historical basis when the currency is devalued. The higher historical basis results in incremental expense being recognized when the nonmonetary assets are consumed. In 2021, we recognized $11.9 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $9.0 million. In 2022, we recognized $41.7 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $37.6 million. In December 2023, the administration of the newly inaugurated President of Argentina allowed the peso to devalue by more than 50%. In total, in 2023, the Argentine peso declined approximately 79%. In 2023, we recognized $86.8 million in pretax charges related to highly inflationary accounting, including currency remeasurement losses of $79.1 million. These amountsnon-cash charges are not part of our operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from segment and non-GAAP results. Transformation initiatives During 2023, we initiated a multi-year program intended to accelerate growth and drive margin expansion through transformation of our business model in the U.S., with expectations to then leverage the transformation changes and learnings globally. The program is designed to help us standardize our commercial and operational systems and processes, drive continuous improvement and achieve operational excellence. Accordingly, we have incurred $5.5 million of expense in 2023. The transformation costs primarily include third party professional services and project management charges. These costs relate to a discrete program and are not reflective of our ongoing operating cost structure, and are not indicative of our core operating expenses or normal activities. Additionally, management has excluded these amounts when evaluating internal performance. As such, they have not been allocated to segment or Corporate results and are excluded from segment and non-GAAP results. Non-routine auto loss matter In 2023, a Brink’s employee was involved in a motor vehicle accident with unique circumstances that resulted in the death of a third party and, in connection with the ensuing litigation, Brink’s recognized an $8.0 million charge. Due to the unusual nature of the contingency, we have excluded this charge from segment andmatter, including the unique circumstances of the claim, potential magnitude of remedy, and variation from our ordinary-course litigation strategy, we consider the litigation as separate and distinct from routine legal matters. Management does not believe that similar litigation will likely recur within the next two years, and there have been no similar matters within the prior two years. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from non-GAAP results. Change in allowance estimate In the first quarter of 2022, we refined our global methodology of estimating the allowance for doubtful accounts. Our previous method to estimate currently expected credit losses in receivables (the allowance) was weighted significantly to a review of historical loss rates and specific identification of higher risk customer accounts. It also considered current and expected economic conditions in determining an appropriate allowance. As many of our regions begian to recover from the pandemic, we have re-assessed those earlier assumptions and estimates. Our updated method now also includes an estimated allowance for accounts receivable significantly past due in order to adjust for at-risk receivables not captured in our previous method. As part of the analysis under the updated estimation methodology, we noted an increase in accounts receivable significantly past due, particularly in the U.S., and we recorded an additional allowance of $16.7 million. In the subsequent quarters of 2022, the additional allowance was reduced by $1.1 million as a result of collections. Due to the fact thatThe charge and credit were not reflective of our operations and revenue generating activities in the periods recorded. Additionally, given the unusual nature of the events that led to the charge (i.e. the COVID-19 pandemic), a similar charge is not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years. mManagement has excluded these 11 amounts when evaluating internal performance~~, we have excluded these amounts from~~. Therefore, they have not been allocated to segment ~~and~~or Corporate results and are excluded from non-GAAP results.

Ship loss matter In 2015, Brink's placed cargo containing customer valuables on a ship which suffered extensive damages and losses of cargo. ~~Brink's~~Our cargo did not suffer any damage. However, ~~T~~the ship owner declared a "general average claim," an ancient maritime law principle, to recover losses ~~to the ship and cargo~~ from customers with undamaged cargo~~, including Brink's,~~ based on the pro rata value of ship cargo~~. Brink's continues to defend itself against the claim~~. In the fourth quarter of 2022, we recognized a $4.9 million charge for our estimate of the probable loss. Due to the unusual nature of the ~~contingency and the fact that~~events that led to the charge, a similar charge is not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years. ~~m~~Management has excluded ~~these~~this amount~~s~~ when evaluating internal performance~~, we have excluded this charge from~~. Therefore, it has not been allocated to segment ~~and~~or Corporate results and is excluded from non-GAAP results.

Chile antitrust matter We recognized an estimated loss of $9.5 million in the third quarter of 2021 and recognized additional amounts in subsequent years related to a potential fine~~. In 2022, we recognized an additional $1.4 million adjustment and, in 2023, we recognized an additional $0.5 million adjustment to our estimated loss. The adjustments result from a change in currency rates. Due to the special nature of this matter, this charge has~~ associated with an investigation by the Chilean Fiscalía Nacional Económica or "FNE" (the Chilean antitrust agency). The investigation is related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. These costs are not considered part of our operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were there similar charges within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, these amounts have not been allocated to segment or Corporate results and ~~is~~are excluded from non-GAAP results. See Note 23 for details.

Internal loss ~~A~~We recorded net gains that partially offset losses previously reported that were associated with the impact of actions by a former non-management employee in our U.S. global services operations. The former employee embezzled funds from Brink's and, in ~~prior years. In~~ an effort to cover up the embezzlement, ~~the former employee~~ intentionally misstated the underlying accounts receivable subledger data. ~~In 2020, we~~We incurred ~~$0.3 million in~~ costs ~~(primarily third party expenses)~~ to reconstruct the accounts receivable~~s~~ subledger~~.~~, to reserve for uncollectible receivables and for legal expenses to recover insurance claims. Subsequently, we recognized gains as we collected previously reserved receivables and the insurance claims.

~~Based on the reconstructed subledger, we were able to analyze and quantify the~~Prior to 2021, we recorded charges to reconstruct the ledger and to reserve for uncollect~~ed~~ible receivables ~~from prior periods~~. In 2021, we recognized a decrease in bad debt expense of $3.7 million~~, primarily related to collection of receivables previously recognized as bad debt expense. We also recognized~~ and $1.3 million of legal charges ~~in 2021 as we attempted to collect additional insurance recoveries related to these receivables losses~~. In the fourth quarter of 2021, we successfully collected $18.8 million of insurance recoveries.

~~related to these internal losses. In 2022 and 2023, we did not incur any charges related to the internal loss. Due to the fact that~~Both the expenses and the gains related to this matter are not part of our operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were there similar charges or gains within the prior two years of the underlying event. ~~m~~Management has excluded these amounts when evaluating internal performance~~, we have excluded~~. Therefore, these amounts ~~from~~have not been allocated to segment ~~and~~or Corporate results and are excluded from non-GAAP results.

Reporting compliance We incurred ~~C~~certain compliance costs ~~(primarily third party expenses)~~in 2023 to remediate a material weakness in internal controls over financial reporting. These third-party costs are not part of our operations and revenue generating activities. Additionally, the nature of these amounts is such that they are not reasonably likely to recur within two years, nor were similar costs incurred within the prior two years of the underlying event. Management has excluded these amounts when evaluating internal performance. Therefore, they have not been allocated to segment or Corporate results and are excluded from ~~segment and~~ non-GAAP results. ~~In 2023, we incurred $0.8 million in costs related to remediation of the material weakness. We did not incur any such costs in 2022 or 2021.~~

12

Other Operating Income and Expense

Amounts below represent consolidated other operating income and expense.

(In millions, except for percentages)	Years Ended December 31, 2023	2022	2021	% change 2023	2022		
Foreign currency items:							
Transaction losses	$	$ (85.1)	(68.7)	(30.5)	24		unfav
Derivative instrument gains							
Royalty income							
Impairment losses							
Indemnification asset adjustments	(3.4)		(7.8)	–			unfav
Contingent consideration liability adjustments	6.2		–	–	–		
Gains on sale of property and other assets	1.9		2.7	–			fav
Share in earnings of equity method							
Insurance recoveries - Internal Loss	–		–	18.8	–	(100)	
Gains related to litigation	–		–	4.4	–	(100)	
Indemnity for forced relocation	–		–	1.7	–	(100)	
Other							

13

14 2 0 .. $ 0 u n f a v ( 2 5 .. 3 ) $ (54.2) unfav 2023 versus 2022 We reported other operating expense of $54.2 million in 2023 versus other operating expense of $25.3 million in the prior year. The change was primarily due to higher net losses of $37.1 million from foreign currency items in 2023 driven by remeasurement losses due to the highly inflationary economy in Argentina. The higher currency losses were partially offset by gains from contingent consideration liability adjustments in 2023 along with lower losses due to acquisition-related tax indemnification asset adjustments in the current year. The foreign currency items above do not include business acquisition-related currency items which are reported in interest and other nonoperating income (expense). Other operating income (expense)

Nonoperating Income and Expense

Interest Expense

(In millions, except for	Years Ended December 31, 2023	2022	2021	% change 2023	2022
Interest expense	$ ~~203.8~~	~~138.8~~ 138.8	~~112.2~~ 112.2	~~47~~ 47	~~24~~ 24

Interest expense was higher in 2023 primarily due to higher interest rates on corporate debt. Borrowings were used to fund general corporate initiatives and other working capital needs. See Note 15 for further information.

Interest and Other Nonoperating Income (Expense)

(In millions, except for	Years Ended December 31, 2023	2022	2021	% change 2023	2022
Interest income	~~$~~ $ 36.3	23.6	12.1	~~54~~ 54	95
Retirement benefit cost other than service cost	(0.5)	(16.7)	(38.7)	~~(97)~~ (97)	(57)
Foreign currency transaction				unfav	fav
Non-income taxes on intercompany billings[b]	(2.6)	(2.3)	(3.9)	~~13~~ 13	(41)
Argentina turnover tax[c]	(6.8)	(1.8)	–	unfav	unfav
Gain (loss) on equity and debt securities[d]	(12.8)	–	16.0	–	(100)
G4S indemnification asset adjustment[e]	–	–	2.7	–	(100)
Other				fav	unfav
Interest and other nonoperating income (expense)	~~$~~ $ 14.4	3.7	(7.0)	fav	fav

(a) Amounts primarily represent currency transaction gains and losses on contingent consideration payable related to G4S business acquisitions.

(b) Certain of our Latin American subsidiaries incur non-income taxes related to the billing of intercompany charges. These intercompany charges do not impact Latin America segment results and are eliminated in our consolidation.

(c) State government tax incurred by our subsidiaries in Argentina on financial income generated by investments in mutual funds and other financial instruments.

(d) In 2023, the loss is primarily related to the impact of highly inflationary accounting on investments in marketable securities held by Argentina. In 2021, the gain was related to the market value increase of an investment in MoneyGram International, Inc. The investment was sold in 2021 and the gain was fully realized.

(e) Adjustments to indemnification asset related to business operations acquired from G4S. This adjustment was recognized outside of the measurement period for the related business operations acquired from G4S.

15

Interest and other nonoperating income (expense) was higher in 2023 compared to 2022 primarily due to interest income on surplus cash in money market investments. Further, the company experienced a reduction in retirement benefit costs attributed to lower amortization of actuarial losses from the prior year. Refer to Note 4 for further explanation. 16

17 0.7 7.6 State income taxes, net 0.6 21.0% 0.7 Taxes on cross border income, net of credits % 7.9 0.9 Share-based compensation 1.8 6.9 21.0% 1.3 0.2% 4.6 (In percentages) Acquisition costs 0.2 - — Increases (reductions) in taxes due to: 0.5 2023 Other (2.1) 1.9 2.8 Effective Iincome tax rate on continuing operations 59.0% % 2022 18.3% % 51.1% % Summary Rate Reconciliation - Non-GAAP(a) 2021 Adjustments to valuation allowances 18.5 (In percentages) 2023 (21.1) 2022 2021 6.7 Foreign income taxes U.S. federal tax rate 21.0 6.0% 21.0% 21.0 (0.7) % Increases (reductions) in taxes due to: Income Taxes Summary Rate Reconciliation - GAAPof Effective Income Tax Rate to U.S. Federal Tax Rate 6.1 Foreign rate differential 7.0 5.4 6.1 Adjustments to valuation allowances 4.2 2.4 1.4 French business tax 0.2 0.4 0.4 Foreign rate differential Other (7.6) U.S. federal tax rate 4.7 1.1 4.7 21.0 % Income tax rate on Non-GAAP continuing operations French business tax 24.8% 0.4 30.3% 7.5 33.6% % 0.8 (a)See pages 35-37 for a reconciliation of non-GAAP results to GAAP. Overview Our effective tax rate has varied in the past three years from the statutory U.S. federal rate due to various factors, including • changes in judgment about the need for valuation allowances, • changes in the geographical mix of earnings, • changes in laws in the U.S., France, Mexico, Brazil and Argentina, • timing of benefit recognition for uncertain tax positions, • state income taxes, and • tax benefit for distributions of share-based payments. We establish or reverse valuation allowances for deferred tax assets depending on all available information including historical and expected future operating performance of our subsidiaries. Changes in judgment about the future realization of deferred tax assets can result in significant adjustments to the valuation allowances. Based on our historical and future expected taxable earnings, we believe it is more-likely-than-not that we will realize the benefit of the deferred tax assets, net of valuation allowances.

Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate described in the Global Anti-Base Erosion ("Pillar Two") model rules issued by the Organization for Economic Co-operation and Development. A minimum effective tax rate of 15% would apply to multinational companies with consolidated revenue above €750 million. Under the Pillar Two rules, a company would be required to determine a combined effective tax rate for all entities located in a jurisdiction. If the jurisdictional effective tax rate determined under the Pillar Two rules is less than 15%, a top-up tax will be due to bring the jurisdictional effective tax rate up to 15%. We are continuing to monitor the pending implementation of Pillar Two by individual countries and the potential effects of Pillar Two on our business. We do not expect the provisions effective in 2024 will have a materially adverse impact on our results of operations, financial position or cash flows. Continuing Operations 2023 Effective Income Tax Rate Compared to U.S. Statutory Rate The effective income tax rate on continuing operations in 2023 was greater than the 21% U.S. statutory tax rate primarily due to the geographical mix of earnings, nondeductible expenses in Mexico, taxes on cross border payments and U.S. taxable income and credit limitations, the increase of valuation allowances on U.S. foreign tax credits, and Argentina nondeductible inflation net of deductible Argentina inflation adjustments. 2022 Effective Income Tax Rate Compared to U.S. Statutory Rate The effective income tax rate on continuing operations in 2022 was less than the 21% U.S. statutory tax rate primarily due to the release of valuation allowances on U.S. tax credits deemed realizable as a result of the issuance of U.S. final foreign tax credit regulations, offset by the geographical mix of earnings, book losses for which no tax benefit can be recorded, nondeductible expenses in Mexico, taxes on cross border payments and U.S. taxable income limitations, and the characterization of a French business tax as an income tax. 18

19 (In millions, except for 2023 2022 2021 2023 2022 Net income attributable to noncontrolling interests $ 10.6 10.6 Noncontrolling Interests 11.3 11.3 12 ..1 12.1 Years Ended December 31, (6) (6) % change (7) (7) Compared to 2022, the decrease in net income attributable to noncontrolling interests to $10.6 million in 2023 is primarily due to the acquisition of noncontrolling interest in the second half of 2022. Compared to 2021, the decrease in net income attributable to noncontrolling interests to $11.3 million in 2022 is primarily due to lower 2022 operating results reported by certain less than wholly-owned subsidiaries in Asia.

Non-GAAP ResultsMeasures and Reconcilediations to GAAP Measures Non-GAAP resultsmeasures described below and included in this filing are financial measures that are not required by or presented in accordance with GAAP. The purpose of the disclosure of these Nnon-GAAP resultsmeasures is to report financial information from the primary operations of our business by excluding the effects of certain income and expenses that do not reflect the ordinary earnings of our operations. The specific items excluded have not been allocated to segments, are described in detail on pages 28-30, and are reconciled to comparable GAAP measures below. The full-year Non-GAAP tax rate in each year excludes certain pretax and income tax amounts. Amounts reported for prior periods have been updated in this report to present information consistently for all periods presented. These Nnon-GAAP financial measures are intended to provide investors with a supplemental comparison of our operating results and trends for the periods presented. Our management believes these measures are also useful to investors as such measures allow investors to evaluate our performance using the same metrics that our management uses to evaluate past performance and prospects for future performance. We The reconciliations in the tables below include adjustments that we do not consider these items to be reflective of our operating performance as they result from events and circumstances that are not a part of our core business. Additionally, certain non-GAAP results, including non-GAAP operating profit, are utilized as performance measures in certain management incentive compensation plans. Non-GAAP results should not be considered as an alternative to revenue, income or earnings per share amountsresults determined in accordance with GAAP and should be read in conjunction with their GAAP counterparts. Non-GAAP measures are reconciled to comparable GAAP measures either below or where they first appear in this filing. Non-GAAP financial measures may not be comparable to Nnon-GAAP financial measures presented by other companies. The items excluded from non-GAAP measures are considered by us to be nonrecurring, infrequent or unusual costs and gains as well as other items not considered part of our operations and revenue generating activities. Non-recurring and infrequent items are items that are not reasonably expected to recur in the following two years. In addition to the rationale described above, we believe the following non-GAAP metrics are helpful to investors in assessing results of operations consistent with how our management evaluates performance: • Non-GAAP operating profit and Non-GAAP operating profit margin: Non-GAAP operating profit equals GAAP operating profit excluding Other Items not Allocated to Segments. Non-GAAP operating margin equals non-GAAP operating profit divided by revenues. • Non-GAAP income from continuing operations attributable to Brink's: This measure equals GAAP income from continuing operations attributable to Brink's excluding Other Items not Allocated to Segments as well as certain retirement plan expenses/gains and two unusual adjustments to deferred tax asset valuation allowance. • Non-GAAP diluted EPS from continuing operations attributable to Brink's common shareholders: This measure equals non-GAAP income from continuing operations attributable to Brink's divided by diluted shares. • Organic change and organic growth: Organic change represents the change in revenues or operating profit between the current and prior period excluding the effect of acquisitions and dispositions for one year after the transaction and changes in currency exchange rates. Organic growth is the percentage change of organic growth versus the prior year amount. • Impact of Acquisitions/ Dispositions: This measure represents the impact of acquisitions or dispositions without a full year of reported results in either comparable period. • Currency Effect: This measure consists of the effects of Argentina devaluations under highly inflationary accounting and the sum of monthly currency changes. Monthly currency changes represent the accumulation throughout the year of the impact on current period results of changes in foreign currency rates from the prior year period. • Non-GAAP pre-tax income, Non-GAAP income tax and Non-GAAP effective income tax rate: Non-GAAP pre-tax income and non-GAAP income tax equal their GAAP counterparts excluding the applicable impacts of Other Items not Allocated to Segments as well as certain retirement plan expenses/gains and two unusual adjustments to deferred tax asset valuation allowance. Non-GAAP effective income tax rate equals non-GAAP income tax divided by non-GAAP pre-tax income. In addition to the rationale described above, we believe the following non-GAAP metrics are helpful in assessing cash flow and financial leverage consistent with how our management evaluates performance: • Non-GAAP cash flows from operating activities: This non-GAAP measure reports financial information excluding cash flows from restricted cash held for customers, the impact of cash received and processed in certain of our secure cash management services operations and the impact of payments made to G4S for net intercompany receivables from the acquired subsidiaries. • Net Debt: Net Debt equals total debt less cash and cash equivalents available for general corporate purposes. We exclude from cash and cash equivalents amounts held by our cash management services operations, as such amounts are not considered available for general corporate purposes. See page 26 for more details. 20

Reconciliations of GAAP to Non-GAAP Measures Non-GAAP measures are reconciled to comparable GAAP measures either in the tables below or in “Liquidity and Capital Resources” section. Amounts reported for prior periods have been updated in this report to present information consistently for all periods presented. Most of the reconciling adjustments are described in Other Items Not Allocated to Segments above on pages 7-10. Additional reconciling items include the following: Retirement plans We incur costs, such as interest expense and amortization of actuarial gains and losses, associated with certain retirement plans that have been frozen to new entrants. Furthermore, we also incur non-cash settlement charges and curtailment gains related to all of our retirement plans. These costs and gains are not considered to be part of our operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. Therefore, they are excluded from non-GAAP results. Valuation allowance on tax credits As a result of new foreign tax credit regulations, we released a valuation allowance on deferred tax assets and recorded a significant income tax credit in 2022. We then re-established some of the valuation allowance in 2023 primarily related to adjustments to the previous foreign tax credit changes, resulting in a significant incremental income tax expense. This gain and subsequent charge both related to the same underlying event, a major tax law change. A similar event is not reasonably likely to recur within two years, nor did a similar event occur within the prior two years. Also, the gain and charge are not considered to be part of our operations and revenue generating activities. Management has excluded these amounts when evaluating internal performance. Therefore, they are excluded from non-GAAP results. Deferred tax valuation allowance We recorded income tax expense as a result of increasing a valuation allowance against certain deferred tax asset balances. This adjustment resulted from a decision to exit a line of business in our Canada operating unit. The incremental income tax expense was excluded from non-GAAP results, consistent with our exclusion of the restructuring-related charges incurred to exit this business. Due to the unusual nature of the underlying event, the charge is not considered part of our operations and revenue generating activities. Management has excluded this amount when evaluating internal performance. Therefore, it is excluded from non-GAAP results. Increase in restricted cash held for customers Restricted cash held for customers is not available for general corporate purposes such as payroll, vendor invoice payments, debt repayment, or capital expenditures. Because the cash is not available to support our operations and revenue generating activities, management excludes the changes in the restricted cash held for customers balance when assessing cash flows from operations. We believe that the exclusion of the change in restricted cash held for customers from non-GAAP operating cash flows is helpful to users of the financial statements as it presents this financial measure consistent with how management assesses this liquidity measure. Decrease in certain customer obligations The title to cash received and processed in certain of our secure cash management services operations transfers to us for a short period of time. The cash is generally credited to customers’ accounts the following day and is thus not available for general corporate purposes. Because the cash is not available to support our operations and revenue generating activities, management excludes the changes in this specific cash balance when assessing cash flows from operations. We believe that the exclusion of the change in this cash balance from our non-GAAP operating cash flows measure is helpful to the users of our financial statements as it presents this financial measure consistent with how our management assesses this liquidity measure. Amounts held by cash management services operations As described above, cash held in certain of our secure cash management services operations is not available to support our operations and revenue generating activities. Therefore, management excludes this specific cash balance when assessing our liquidity and capital resources, and in our computation of Net Debt. We believe that the exclusion of this cash balance from our non-GAAP Net Debt measure is helpful to the users of our financial statements as it presents this financial measure consistent with how our management assesses this liquidity measure. G4S intercompany payments As part of our acquisition of multiple entities from G4S Plc ("G4S") in 2020, it paid amounts to G4S to acquire net intercompany receivables from certain acquired subsidiaries. These payments were specific to the G4S acquisition and have not recurred in other business acquisitions. Management does not consider these payments to be transactions that support our operations and revenue generating activities. We believe that the exclusion of these cash payments to G4S from our non-GAAP operating cash flows measure is helpful to the users of our financial statements as it presents this financial measure consistent with how our management assesses this liquidity measure. 21

22 85.2 5 9 .. 0 20.7 2021 59.0 68.8% 2 .. 5 $ (In millions, except for percentages) $ 226. 2 Pre -tax inc om e (a) Argentina highly inflationary impact( b c) 142. 0 41.4 (4.5) I n c o m e t a x 1 8. 3 18.3% 45.6 $ (2.0) Eff ect ive inc om e tax rat e (a) $ 235. 5 P re -t ax in co m e (a ) 12.3 ( 1 .. 1 ) 1 2 0 .. 3 I n c o m e t a x 51 ..1 Transformation initiatives( b c) 5.5 % Eff ect ive inc om e tax rat e (a) 0.1 51.1 % Non-GAAP reconciled to GAAP Retirement plans( c b) - (9.0) P re -t ax in co m e (a ) - — - (2.0) Inc om e tax - — Eff ecti ve tax rate Non-routine auto loss matter( b c) 8.0 11.1 0.2 Effective income tax rate(a) 2.9 - - — Effective Income Tax Rate(a) 29.8 - - — 7 .. 7 Change in allowance estimate( b c) - - — Reorganization and Restructuring( b c) 15.6 17.6 3.7 - 3.4 - — Valuation allowance on tax credits( d c) - 38.8 (27. 8) 8.2 - 53.2 43.6 - - — 1 1 .. 7 Ship loss matter( b c) - - GAAP — $ Acquisitions and dispositions( b c) 4.9 72.6 $ 235. 8 1.3 2023 - 8.9 - — 2022

23 Chile antitrust matter( b c) - - — 9.5 - Deferred tax valuation allowance( e b) - — - - — - — (21.1) - - — 1.4 ( 1 .. 3 ) - 0.5 ( 1 2 .. 8 ) 0.1 Non-GAAP $ $ 473. 8 Reporting compliance( b c) 0.8 2 4 .. 8 Internal loss( b c) 0.5 24.8 - % - — $ $ 428. 8 129.9 3 0. 3 30.3% $ - $ 378. 4 - — 1 2 7 .. 0 - — 33 ..6% 33.6 % Amounts may not add due to rounding. (a) From continuing operations. (b) See "Reconciliations of GAAP to Non-GAAP Measures" on page 16 for details. (c) See “Other Items Not Allocated To Segments” on pages 7–10 for details. (b)See “Other Items Not Allocated To Segments” on pages 28-30 for details. We do not consider these items to be reflective of our operating performance as they result from events and circumstances that are not a part of our core business. (c)Our U.S. retirement plans are frozen and costs related to these plans are excluded from non-GAAP results. Certain non-U.S. operations also have retirement plans. Settlement charges and curtailment gains related to these non-U.S. plans and costs related to our frozen non-U.S. retirement plans are also excluded from non-GAAP results. (d)In 2023, we recorded a portion of our valuation allowance on certain U.S. deferred tax assets primarily related to foreign tax credit carryforward attributes. The valuation allowance increase was due to new foreign tax credit Notices published by the U.S. Internal Revenue Service in 2023, which provided taxpayers relief from the 2022 foreign tax credit regulations until additional guidance is issued and effective date of such guidance is provided. In 2022, we released a portion of our valuation allowance on certain U.S. deferred tax assets primarily due to new foreign tax credit regulations published by the U.S. Treasury in January 2022. (e)There was a change in judgement resulting in a valuation allowance against certain tax attributes with a limited statutory carryforward period that are no longer more-likely-than-not to be realized due to lower than expected Canada operating results. (f)Amounts include interest incurred on a cross currency swap hedging foreign currency risk on the intercompany financing of the Rodoban acquisition.

24 - - Change in allowance estimate(b a) - 15.6 GAAP Years Ended December 31, - $ Non-GAAP Ship loss matter(b a) - $ 4,874.6 4,874.6 4.9 - 4,535 ..5 Chile antitrust matter(b a) 0.5 (In millions, except for per share amounts) 1.4 4,535 ..5 4,200 ..2 9.5 Internal loss(b a) 2023 - - 4,200 ..2 (21.1) Reporting compliance(b a) 0.8 Non-GAAP reconciled to GAAP - Operating profit:GAAP 2022 - $ 425.2 Non-GAAP $ 361.3 615.0 550.3 354.7 470.5 GAAP Non-GAAP $ $ 2021 425.2 470.5 Non-GAAP operating profit margin 12.6 361.3% 12.1% 11.2 354.7 % Reorganization and Restructuring(b a) 17.6 Interest expense: 38.8 GAAP $ (203.8) 43.6 (138. 8) (112. 2) Acquisitions and dispositions(b a) Acquisitions and dispositions(b)(f) 70.6 0.8 1.2 86.6 1.3 71.9 Argentina highly inflationary impact(b a) 86.8 41.7 Non-GAAP $ (203.0) RevenuesOperating profit: 11.9 (137. 6) (110. 9) Transformation initiatives(b a) 5.5 - Interest and other nonoperating income (expense): - GAAP $ 14.4 Non-routine auto loss matter(b a) 3.7 8.0 (7.0)

Retirement plans(c)		(9.0)	11.1	29.8
Acquisitions and dispositions(b)(g)		1.2	(2.6)	(4.4)
Argentina highly inflationary impact(b)		55.2	3.9	0.4
Non-GAAP	$	61.8	16.1	18.8
Provision for income taxes:				
GAAP	$	139.2	41.4	120.3
Retirement plans(c)		(2.0)	2.9	7.7
Reorganization and Restructuring(b)		3.4	8.2	11.7
Acquisitions and dispositions(b)(f)		8.9	20.7	2.5
Argentina highly inflationary impact(b)		(4.5)	(2.0)	(1.1)
Transformation initiatives(b)		0.1	-	-
Non-routine auto loss matter(b)		0.2	-	-
Change in allowance estimate(b)		–	3.7	-
Valuation allowance on tax credits(d)		(27.8)	53.2	-
Ship loss matter(b)		–	1.3	-
Chile antitrust matter(b)		0.1	0.5	-
Internal loss(b)		–	-	(1.3)
Reporting compliance(b)		–	-	-
Deferred tax valuation allowance(e)		–	-	(12.8)
Non-GAAP	$	117.6	129.9	127.0

Amounts may not add due to rounding.
See page 35 for footnote explanations.

Non-GAAP reconciled to GAAP				
	Years Ended December 31,			
(In millions, except for per share amounts)		2023	2022	2021
Net income (loss) attributable to noncontrolling interests:				
GAAP	$	10.6	11.3	12.1
Retirement plans(c)		–	0.1	-
Reorganization and Restructuring(b)		–	0.1	0.5
Acquisitions and dispositions(b)		1.0	1.0	0.9
Non-GAAP	$	11.6	12.5	13.5
Income (loss) from continuing operations attributable to Brink's:				
GAAP	$	$ 86.0	173.5	103.1

25

Retirement plans[b]	(7.0)	8.1	22.1
Reorganization and Restructuring[a]	14.2	30.5	31.4
Acquisitions and dispositions[a]	62.7	63.5	65.4
Argentina highly inflationary impact[a]	146.5	47.6	13.4
Transformation initiatives[a]	5.4	—	—
Non-routine auto loss matter[a]	7.8	—	—
Change in allowance estimate[a]	—	11.9	—
Valuation allowance on tax credits[b]	27.8	(53.2)	—
Ship loss matter[a]	—	3.6	—
Chile antitrust matter[a]	0.4	0.9	9.5
Internal loss[a]	—	—	(19.8)
Reporting compliance[a]	0.8	—	—
Deferred tax valuation allowance[b]	—	—	12.8
Non-GAAP	$ 344.6	286.4	237.9
Diluted EPS			
GAAP	$ 1.83	3.63	2.06

26

Retirement plans[(b)]	**(0.15)**	0.17	0.44
Reorganization and Restructuring[(a)]	**0.30**	0.64	0.63
Acquisitions and dispositions[(a)]	**1.33**	1.33	1.31
Argentina highly inflationary impact[(a)]	**3.13**	1.00	0.27
Transformation initiatives[(a)]	**0.12**	—	—
Non-routine auto loss matter[(a)]	**0.17**	—	—
Change in allowance estimate[(a)]	—	0.25	—
Valuation allowance on tax credits[(b)]	**0.59**	(1.11)	—
Ship loss matter[(a)]	—	0.08	—
Chile antitrust matter[(a)]	**0.01**	0.02	0.19
Internal loss[(a)]	—	—	(0.40)
Reporting compliance[(a)]	**0.02**	—	—
Deferred tax valuation allowance[(b)]	—	—	0.26
Non-GAAP	$ 7.35	5.99	4.75

Amounts may not add due to rounding.

~~See page 35 for footnote explanations.~~

(a) See "Other Items Not Allocated To Segments" on pages 7-10 for details.
(b) See "Reconciliations of GAAP to Non-GAAP Measures" on page 16 for details.

27

28 42.0 42.0 Twelve Months Ended December 31, 2 4. 2 24.2 (In millions) 2023 2022 2021 Foreign Operations We currently serve customers in more than 100 countries, including 52 countries where we operate subsidiaries. We are subject to risks customarily associated with doing business in foreign countries, including labor and economic conditions, the imposition of international sanctions, including by the U.S. government, political instability, controls on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive action by local governments. Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. The future effects, if any, of these risks are unknown. In April 2019, the U.S. government sanctioned the Venezuela central bank and, as a result, we have ceased support of our Venezuela business. Our international operations conduct a majority of their business in local currencies. Because our financial results are reported in U.S. dollars, they are affected by changes in the value of various local currencies in relation to the U.S. dollar. Recent strengthening of the U.S. dollar relative to certain currencies has reduced our reported dollar revenues and operating profit, which may continue in 2024. See Application of Critical Accounting Policies-Foreign—Foreign Currency Translation on pages 57-5839–40 for a description of our accounting methods and assumptions used to include our Argentina operations in our consolidated financial statements, and a description of the accounting for subsidiaries operating in highly inflationary economies. See also Note 1 to the consolidated financial statements for a description of how we account for currency remeasurement for our Argentine subsidiaries, beginning July 1, 2018 under the heading, "Argentina". At December 31, 2023, Argentina's economy remains highly inflationary for accounting purposes. At December 31, 2023, we had net monetary assets denominated in Argentine pesos of $72.1 million (including cash of $62.5 million) and nonmonetary net assets of $141.9 million (including $99.8 million of goodwill, $1.1 million in equity securities denominated in Argentine pesos and $5.6 million in debt securities denominated in pesos). We have previously elected to use other market mechanisms to convert Argentine pesos into U.S. dollars. Conversions under these other market mechanisms generally settle at rates that are less favorable than the rates at which we remeasure the financial statements of Brink’s Argentina. We did not have any such conversion losses in the last three years. Although the Argentine government has implemented currency controls, Brink’s management continues to provide guidance and strategic oversight, including budgeting and forecasting for Brink’s Argentina. We continue to control our Argentina business for purposes of consolidation of our financial statements and continue to monitor the situation in Argentina. Changes in exchange rates may also affect transactions which are denominated in currencies other than the functional currency of a given foreign entity. From time to time, we use short term foreign currency forward and swap contracts to hedge transactional risks associated with foreign currencies, as discussed in Item 7A on pages 59-6039–40. At December 31, 2023, the notional value of our short term outstanding foreign currency forward and swap contracts was $678 million with average contract maturities of approximately one month. These short term foreign currency forward and swap contracts primarily offset exposures in the euro and the Mexican peso. Additionally, these short term contracts are not designated as hedges for accounting purposes, and accordingly, changes in their fair value are recorded immediately in earnings. At December 31, 2023, the fair value of our short term foreign currency contracts was a net liability of $1.1 million, of which $8.7 million was included in prepaid expenses and other and $9.8 million was included in accrued liabilities on the consolidated balance sheet. At December 31, 2022, the fair value of these foreign currency contracts was a net liability of approximately $7.0 million, of which $3.5 million was included in prepaid expenses and other and $10.5 million was included in accrued liabilities on the consolidated balance sheet. Amounts under these contracts were recognized in other operating income (expense) as follows: Derivative instrument gains (losses) included in other operating income (expense) $ 21.3 21.3

We also had a long term cross currency swap contract to hedge exposure in Brazilian real, which was designated as a cash flow hedge for accounting purposes. Accordingly, changes in the fair value of the cash flow hedge were initially recorded in the gains (losses) on cash flow hedges component of accumulated other comprehensive income (loss). We immediately reclassified from accumulated other comprehensive income (loss) to earnings an amount to offset the remeasurement recognized in earnings associated with the respective intercompany loan. Additionally, we reclassified amounts from accumulated other comprehensive income (loss) to interest expense amounts that were associated with the interest rate differential between a U.S. dollar denominated intercompany loan and a Brazilian real denominated intercompany loan. This cross currency swap contract matured and was fully settled in the fourth quarter of 2023. At December 31, 2022, the fair value of this cross currency swap contract was an asset of $14.6 million and was included in prepaid expenses and other on the consolidated balance sheet.

Before final settlement occurred in the fourth quarter of 2023, amounts under this contract were recognized in other operating income (expense) to offset transaction gains or losses and in interest expense as follows:

	Twelve Months Ended December 31,		
(In millions)	**2023**	2022	2021
Derivative instrument gains (losses) included in other operating income (expense)	$ (7.9) ~~(7.9)~~	~~(8.9)~~ (8.9)	~~0.2~~ 0.2
Offsetting transaction gains (losses)	**7.9**	~~8.9~~ 8.9	~~(0.2)~~ (0.2)
Derivative instrument losses included in interest expense	**(0.8)**	~~(1.3)~~ (1.3)	~~(1.3)~~ (1.3)
Net derivative instrument losses	**(8.7)**	~~(10.2)~~ (10.2)	~~(1.1)~~ (1.1)

In the second quarter of 2021, we entered into ten cross currency swaps to hedge a portion of our net investments in certain of our subsidiaries with euro functional currencies. We elected to use the spot method to assess effectiveness for these derivatives that are designated as net investment hedges. Accordingly, changes in fair value attributable to changes in the undiscounted spot rates are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (loss) and will remain there until the hedged net investments are sold or substantially liquidated. We have elected to exclude the spot-forward difference from the assessment of hedge effectiveness and are amortizing this amount separately on a straight-line basis over the term of these cross currency swaps.

In the third quarter of 2022, we terminated these cross currency swap contracts and received $67 million in cash as settlement. We subsequently entered into a total of nine cross currency swaps with a total notional value of $400 million to hedge a portion of our net investment in certain of our subsidiaries with euro functional currencies. Swaps with a total notional value of $215 million will terminate in May 2026 and swaps with a total notional value of $185 million will terminate in April 2031. We have designated these swaps as net investment hedges for accounting purposes.

In the third quarter of 2023, we entered into a zero cost foreign exchange collar contract with a $215 million notional amount and a May 2026 expiration date. We sold a put option with a lower strike price and bought a call option with a higher strike price to manage the foreign exchange risk related to the final settlement of the $215 million notional cross currency swaps. Upon the execution of the zero cost foreign exchange collar contract, we de-designated the existing $215 million notional cross currency swaps and re-designated the combined $215 million notional cross currency swaps and zero cost collar into a new hedging instrument. At re-designation, the existing $215 million notional cross currency swaps had a non-zero fair value representing an off-market component of the participating cross currency swaps. The off-market value is being ratably amortized into earnings through May 2026. The combined cross currency swaps and zero cost collar has been designated as a net investment hedge for accounting purposes.

29

30 (In millions) 2023 2022 2021 At December 31, 2023, the notional value of these cross currency swap contracts was $400 million with a remaining weighted average maturity of 2.0 years for the cross currency swaps maturing in May 2026 and a remaining weighted average maturity of 6.3 years for the cross currency swaps with maturity in April 2031. At December 31, 2023, the fair value of these currency swaps was a net liability of $34.6 million, of which $5.6 million was included in prepaid expenses and other and $40.2 million was included in other liabilities on the consolidated balance sheet. At December 31, 2022, the fair value of these currency swaps was a net liability of $11.7 million, of which $5.6 million was included in prepaid expenses and other and $17.3 million was included in other liabilities on the consolidated balance sheet. At December 31, 2023, the fair value of the zero cost collar was an asset of $0.1 million included in other assets on the consolidated balance sheet. In the fourth quarter of 2023, we entered into a foreign exchange forward swap contract to hedge a portion of our net investments in certain of our subsidiaries with Hong Kong dollar functional currencies. As the contract is designated as a net investment hedge for accounting purposes, we will use the spot method to assess effectiveness of this derivative contract. We will record changes in fair value attributable to changes in the Hong Kong dollar undiscounted spot rates in the foreign currency translation adjustments component of accumulated other comprehensive income (loss) with amounts remaining in accumulated comprehensive income (loss) until the hedged net investments are sold or substantially liquidated. We have elected to exclude the spot-forward difference from the assessment of hedge effectiveness and are amortizing this amount separately on a straight-line basis over the term of the foreign exchange forward swap contract. At December 31, 2023, the notional value of this foreign exchange forward swap contract was $55 million with a remaining weighted average maturity of 0.9 years. At December 31, 2023, the fair value of this foreign exchange forward swap was an asset of $0.1 million which was included in prepaid expenses and other on the consolidated balance sheet. The effect of the amortization of the spot-forward difference on the net investment hedges cross currency swaps and foreign exchange forward swap contracts is included in interest expense as follows: Net derivative instrument gains included in interest expense $ (5.2) (5.2) (5.8) (5.8) Twelve Months Ended December 31, (4. 1) (4.1)

31 LIQUIDITY AND CAPITAL RESOURCES (50. 0) 202 (50.0) (60.2) (60.2) 2022 (9.5) 10 ..2 10.2 (Increase) decrease in certain customer obligations(a) (66.0) Overview The discussion of liquidity and capital resources comparing 2022 versus 2021 can be found in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations of our 2022 10-K, starting on page 38. Over the last three years, we used cash generated from our operations and borrowings to • acquire new business operations ($500 million), • invest in the infrastructure of our business (new facilities, cash sorting and other equipment for our cash management services operations, armored trucks, DRS devices, and information technology) ($553 million), • repurchase shares of Brink's common stock ($422 million), and • pay dividends to Brink’s shareholders ($114 million). Cash flows from operating activities increased by $222.5 million in 2023 as compared to the prior year primarily due to higher operating profit, working capital changes, lower amounts paid for income taxes, changes in customer obligations related to certain of our secure cash management services operations and an increase in restricted cash held for customers, partially offset by higher amounts paid for interest. Cash used for investing activities decreased by $151.4 million in 2023 due to lower amounts paid for business acquisitions in 2023. Cash also decreased $42.4 million in 2023 as a result of the strengthening of the U.S. dollar in 2023, primarily against the Argentine peso. We financed our liquidity needs in 2023 with cash flows from operations. (50. 0) (50.0) (15.7) (15.7) (16.0) (3 4. 3) (34.3) G4S intercompany payments(a) - Cash flows from operating Operating Activities - — 2.6 2.6 - (2. 6) (2.6) Operating activities - GAAP Years Ended December 31, $ 702.4 702.4 $ change 479.9 479.9 478.0 (In millions) 478.0 2023 $ Operating activities - non-GAAP(a) $ 576.9 22 2.5 576.9 379.9 379.9 202 1. 9 404.7 404.7 1.9 $ 19 7.0 (Increase) decrease in restricted cash held for customers(a) 2021 (2 4. 8) (59.5) (24.8) (a)To adjust for the change in the balance of customer obligations related to cash received and processed in certain of our secure cash management services operations. The title to this cash transfers to us for a short period of time. The cash is generally credited to customers’ accounts the following day and we do not consider it as available for general corporate purposes in the management of our liquidity and capital resources. (a) Non-GAAP cash flows from operating activities is a supplemental financial measure that is not required by, or presented in accordance with, GAAP. The purpose ofSee page 15 for further information on this non-GAAP measure is to report financial information excluding cash flows from restricted cash held for customers, the impact of cash received and processed in certain of our secure cash management services operations and the impact of payments made to G4S for net intercompany receivables from the acquired subsidiaries. We believe this measure is helpful in assessing cash flows from operations, enables period-to-period comparability and is useful in predicting future operating cash flows. This non-GAAP measure should not be considered as an alternative to cash flows from operating activities determined

32 $ change ( 1 8 2 .. 6 ) in accordance with GAAP and should be read in conjunction with our consolidated statements of cash flows., and see page 16 for descriptions of the adjustments. 2023 versus 2022 GAAP Cash flows from operating activities increased by $222.5 million in 2023 compared to 2022. The increase was attributed to higher operating profit (operating profit was $425.2 million in 2023 compared to $361.3 million in 2022), lower amounts paid for income taxes (we had $96.3 million in cash payments for taxes in 2023 as compared to $127.8 million in 2022), working capital changes (we had cash received of $164.5 million in 2023 compared to cash payments of $12.1 million in 2022), changes in customer obligations related to certain of our secure cash management services operations (certain customer obligations increased by $66.0 million in 2023 compared to an increase of $50.0 million in 2022) and restricted cash held for customers (restricted cash held for customers increased by $59.5 million in 2023 compared to an increase of $50.0 million in 2022), partially offset by higher amounts paid for interest (we had $195.8 million in cash payments for interest in 2023 as compared to $117.5 million in 2022). Non-GAAP Non-GAAP cash flows from operating activities increased by $197.0 million in 2023 as compared to 2022. The increase was attributed to higher operating profit, lower amounts paid for income taxes, and working capital changes, partially offset by higher amounts paid for interest. (In millions) Sales 2023 ( 1 6 7. 9 ) $ 2022 $ (20.1) Proceeds from sale of property, 2021 ( 1 4 .. 7 ) Acquisitions, net of cash acquired 2023 Investing Activities 2022 Proceeds from settlement of cross currency swap - — 64.3 - — (64.3) 6 4. 3 Dispositions, net of cash disposed 1.1 - — - — Cash flows from investing activities Net change in loans held for investment 1.1 (11.1) (25.9) - - — — 14.8 Marketable securities: ( 2 5. 9 ) Other Purchases Discontinued operations 0.9 Years Ended December 31, - — Capital expenditures - — $ 0.9 $ (202.7) - —

33 40.4 $ $ change $$ (In millions) 1 .. 0 2023 Latin America 2022 $ 2021 2023 $ 151.4 2022 ( 3 3 1 .. 2 ) Europe $ (179.8) Financing leases(b): North America $ $ 59.4 4 6 .. 3 50.6 $$ 13.1 Investing activities ( 4 .. 3 ) Property and Equipment Acquired Rest of World Latin America 1 2 3 .. 5 Europe Cash used by investing activities decreased by $151.4 million in 2023 as compared to 2022. The decrease was primarily due to decreased payments for acquisitions in 2023 (we had $1.5 million in cash paid for acquisitions in 2023 compared to $173.9 million in 2022), increases in cash received for the net purchases and sales of marketable securities (we had $15.7 million in net cash received compared to $18.6 million in net cash paid in 2022) and a decrease in cash paid for loans held for investment (cash paid for loans held for investment increased by $11.1 million in 2023 compared to an increase of $25.9 million in 2022), as discussed in Note 20. This was partially offset by the proceeds from the settlement of the euro cross currency swaps in 2022, as discussed in Note 12. Capital expenditures and depreciation and amortization were as follows: Corporate Capital expenditures(a): Capital expenditures - GAAP and non-GAAP $ $ 202.7 ( 4 5 4. 7 ) North America $ 1 8 2 .. 6 $ 43.8 167.9 Rest of World $$ 20.1 4 1 .. 4 1 4 .. 7 Years Ended December 31,

34 North America $ Corporate $ 73.9 ( 3 .. 3 ) 6 9 .. 1 68.7 $ 26.3 $$ Latin America 0 .. 4 6 5 .. 7 Latin America Total: $ 92.0 Europe Total property and equipment acquired $ $ 294.7 2 4 8 .. 3 Rest of World 253.8 $ Financing leases - GAAP and non-GAAP $ 46.4 ( 2 0 .. 2 ) ( 5 .. 5 ) Total reportable segments Corporate Europe Depreciation and amortization - non-GAAP North America 211.4 189.8 189.2 $ 21.6 0.6 Argentina highly inflationary $ 103.2 Reorganization and Restructuring 85.9 8 7 .. 7 Acquisitions and dispositions - — 0.1 Rest of World 0.1 ( 0 .. 1 ) - — Depreciation and amortization of property and equipment 91.0 $ Amortization of intangible $$ 15.5 Depreciation and amortization(a) Total Ddepreciation and amortization - GAAP $ $ 275.8 2 4 5 .. 8 239.5 $$ 30.0 $ 6 .. 3 (a) Amortization of acquisition-related intangible assets has been excluded from reportable segment amounts. (a)Incremental depreciation related to highly inflationary accounting in Argentina, accelerated depreciation related to restructuring activities and acquisition-related integration activities, and amortization of acquisition-related intangible assets have also been excluded from non-GAAP amounts.

(b)Represents the amount of property and equipment acquired using financing leases. Because the assets are acquired without using cash, the acquisitions are not reflected in the consolidated statements of cash flows. Amounts are provided here to assist in the comparison of assets acquired in the current year versus prior years. Non-GAAP capital expenditures and non-GAAP depreciation and amortization are supplemental financial measures that are not required by, or presented in accordance with GAAP. The purpose of these non-GAAP measures is to report financial information excluding incremental depreciation resulting from highly inflationary accounting in Argentina, accelerated depreciation from restructuring activities and acquisition-related integration activities, and amortization of acquisition-related intangible assets. We believe these measures are helpful in assessing capital expenditures and depreciation and amortization, enable period-to-period comparability and are useful in predicting future investing cash flows. These non-GAAP measures should not be considered as alternatives to capital expenditures and depreciation and amortization determined in accordance with GAAP and should be read in conjunction with our consolidated statements of cash flows. Our reinvestment ratio, which we define as the annual amount of property and equipment acquired during the year divided by the annual amount of depreciation, was 1.4 in 2023, 1.3 in 2022, and 1.3 in 2021. Capital expenditures in 2023 for our operating units were primarily for cash devices, information technology, armored vehicles, and machinery and equipment. Capital expenditures in 2023 were $20.1 million higher compared to 2022. Total property and equipment acquired in 2023 was $46.4 million higher than the prior year. This increase was primarily due to an increase in investments in information technology, armored vehicles and DRS devices. Corporate capital expenditures in the last three years were primarily for investing in information technology. 35

36 Long-term revolving credit facilities, net Financing Activities $ change Repurchase shares of Brink's common stock Borrowings and repayments: (In millions) Dividends to: 2023 Other long-term debt, net Shareholders of Brink’s 2022 Noncontrolling interests in subsidiaries Short-term borrowings 2021 $ $ 98.6 Borrowings (repayments) 2023 Acquisition-related financing activities: 3 7 .. 7 Settlement of acquisition-related contingencies - 2022 - — 6.2 ( 4 .. 3 ) - — ( 6 .. 2 ) Payment of acquisition-related obligation $$ Proceeds from exercise of stock options - - — Acquisition of noncontrolling interest 2.3 (0.6) - — ( 2 .. 3 ) (7.8) Tax withholdings associated with - — 7 .. 2 Other ( 7 .. 8 ) Debt financing costs - (5.6) Financing Activities (0.8) Cash flows from financing activities 5 .. 6 ( 4 .. 8 ) Financing activities $ $ (207.1) 2 4 5 .. 2 1 7 1 .. 3 $$ Years Ended December 31,

2023 versus 2022 Cash flows from financing activities decreased by $452.3 million in 2023 compared to 2022 as we had net cash used in financing activities of $207.1 million in 2023 compared to net cash provided by financing activities of $245.2 million in 2022. The change was driven by a decrease in net borrowings compared to the prior year. Additionally, we used an additional $117.7 million to repurchase shares of common stock in the current year (we used $169.9 million in cash to repurchase shares of common stock in 2023, compared to $52.2 million in 2022). Dividends We paid dividends to Brink’s shareholders of $0.22 per share in each of the last three quarters, paid $0.20 per share in the eight quarters prior, and $0.15 per share in the first quarter of 2021. Future dividends are dependent on our earnings, financial condition, shareholders’ equity levels, our cash flow and business requirements, as determined by the Board of Directors. Effect of Exchange Rate Changes on Cash and Cash Equivalents Changes in currency exchange rates decreased the amount of cash and cash equivalents by $42.4 million during 2023, compared to a decrease of $70.1 million in 2022 and a decrease of $50.8 million in 2021. The decrease in 2023 was due to the strengthening of the U.S. dollar in 2023, primarily against the Argentine peso, partially offset with the weakening of the U.S. dollar against the Mexican peso and euro. 37

38 Amoun Short-term Outstanding balance Capitalization We use a combination of debt, leases and equity to capitalize our operations. As of December 31, 2023, debt as a percentage of capitalization (defined as total debt and equity) was 87%, which increased from 86% at December 31, 2022. Summary of Debt, Equity and Other Liquidity Information Other $ Decem $ Revolving Facility $ $ $ $ 542.1 $ 646.9 (104.8) 47.2 December 31, Term Loan A - $ 1,343.5 $ 1,377.4 (33.9) Total Short-term borrowings Senior Unsecured Notes $ - $ 994.4 992.1 $ 2.3 $ Letter of Credit Facilities 40.0 47.2 - (In millions) - $ - $ 2023 Other Financing leases - 2023 233.8 192.2 Long-term 41.6 Total Long-term debt $ $ $ 2022 $ 3,355.6 $ $ $ change(a) Total Debt $ $ $ $ 3,402.8 $ Debt: $ Total equity $ $ 570.2 $ $ (a) In addition to cash borrowings and repayments, the change in the debt balance also includes changes in currency exchange rates.

39 December 31, Short-term borrowings $ $ 151.7 47.2 47.2 (In millions) Reconciliation of Net Debt to U.S. GAAP Measures $ 2023 $ 104.5 Long-term debt 2022 3,379.6 Less: Reconciliation of Net Debt to U.S. GAAP Measures 3,355. 6 $ change 3,355.6 Cash and cash equivalents $ 1,176.6 24.0 972.0 972.0 $ 204.6 Total Debt Amounts held by cash management services operations(a) $ 3,531.3 (166.2) (85.2) (85.2) 3,402. 8 (81.0) 3,402.8 Cash and cash equivalents available for general corporate purposes $ 1,010.4 $ 128.5 886.8 886.8 $ 123.6 Debt: Net Debt(b a) $ $ 2,520.9 2,516.0 2,516.0 $$ (a)Title to cash received and processed in certain of our secure Cash Management Services operations transfers to us for a short period of time. The cash is generally credited to customers’ accounts the following day and we do not consider it as available for general corporate purposes in the management of our liquidity and capital resources and in our computation of Net Debt. (b)a) Net Debt is a supplemental non-GAAP financial measure that is not required by or presented in accordance with GAAP. See page 15 for further information on this non-GAAP measure, and see page 16 for a description of the adjustment. Included within Net Debt is net cash from our Argentina operations of $63 million at December 31, 2023 and $58 million at December 31, 2022 (see Note 1 to the consolidated financial statements for a discussion of currency controls in Argentina). Net Debt is a supplemental non-GAAP financial measure that is not required by or presented in accordance with GAAP. We use Net Debt as a measure of our financial leverage. We believe that investors also may find Net Debt to be helpful in evaluating our financial leverage. Net Debt should not be considered as an alternative to Debt determined in accordance with GAAP and should be reviewed in conjunction with our consolidated balance sheets. Set forth above is a reconciliation of Net Debt, a non-GAAP financial measure, to Debt, which is the most directly comparable financial measure calculated and reported in accordance with GAAP, as of December 31, 2023, and December 31, 2022. Debt and Net dDebt at the end of 2023 increased by $5 million when compared to Net debt at the end of 2022 to fundversus the prior year to provide funding for corporate purposes and other working capital needs. Liquidity Needs Our operating liquidity needs are typically financed by cash from operations, short-term borrowings and the available borrowing capacity under our $1 billion revolving credit facility ("Revolving Credit Facility") (our debt facilities are described in more detail in Note 15 to the consolidated financial statements, including certain limitations and considerations related to the cash and borrowing capacity). As of December 31, 2023, $458 million was available under the Revolving Credit Facility. Based on our current cash on hand, amounts available under our credit facilities and current projections of cash flows from operations, we believe that we will be able to meet our liquidity needs for more than the next twelve months. Limitations on dividends from foreign subsidiaries. A significant portion of our operations are outside the U.S. which may make it difficult to or costly to repatriate additional cash for use in the U.S. See Item 1A., Risk Factors, for more information on the risks associated with having businesses outside the U.S. Our conclusion that we will be able to fund our cash requirements for the next 12 months by using existing capital resources, cash on hand, and cash generated from operations does not take into account any potential material worsening of economic conditions or material increases

40 Upfront Shares Average Repurchase Price Below is a summary of each ASR entered into under the 2020 Repurchase Program: in inflation that would adversely affect our business. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, or if other economic conditions change, such as material increases in inflation, from those currently prevailing or from those now anticipated, such as higher inflation or if other unexpected circumstances arise that may have a material effect on the cash flow or profitability of our business, including material negative changes in the health and welfare of our employees or changes in the condition of our customers or suppliers, and the operating performance or financial results of our business. Any of these events or circumstances, including any new business opportunities, could involve significant additional funding needs in excess of the identified currently available sources and could require us to raise additional debt or equity funding to meet those needs. Our ability to raise additional capital, if necessary, is subject to a variety of factors that we cannot predict with certainty, including: • our future profitability; • the quality of our accounts receivable; • our relative levels of debt and equity; • the volatility and overall condition of the capital markets; and • the market prices of our securities. Cash and Cash Equivalents At December 31, 2023, we had $1,176.6 million in cash and cash equivalents, compared to $972.0 million at December 31, 2022. We plan to use the current cash and cash equivalents for working capital needs, capital expenditures, acquisitions, share repurchases, and other general corporate purposes. Equity Common Stock At December 31, 2023, we had 100 million shares of common stock authorized and 44.5 million shares issued and outstanding. Preferred Stock At December 31, 2023, we had the authority to issue up to 2 million shares of preferred stock, par value $10 per share. Share Repurchase Program In November 2023, our Board of Directors authorized a $500 million share repurchase program that expires on December 31, 2025 (the "2023 Repurchase Program"). Under the 2023 Repurchase Program, we are not obligated to repurchase any specific dollar amount or number of shares. The timing and volume of share repurchases may be executed at the discretion of management on an opportunistic basis, or pursuant to trading plans or other arrangements. Share repurchases under this program may be made in the open market, in privately negotiated transactions, or otherwise. In October 2021, we announced that our Board of Directors authorized a $250 million share repurchase program (the "2021 Repurchase Program"). Under the 2021 Repurchase Program, in 2023, we repurchased a total of 2,297,955 shares of our common stock for an aggregate of $169.9 million and an average price of $73.92 per share. These shares were retired upon repurchase. The 2021 Repurchase Program expired on December 31, 2023 with approximately $28 million remaining available. Our Board of Directors previously authorized a $250 million repurchase program (the "2020 Repurchase Program") in February 2020. Under the 2020 Repurchase Program, we entered into three accelerated share repurchase arrangements ("ASR") with a financial institution. In each case, in exchange for an upfront payment at the beginning of each purchase period, the financial institution delivered to us shares of our common stock. The shares received were retired in the period they were delivered to us, and the upfront payment was accounted for as a reduction to shareholders' equity in the consolidated balance sheet. For purposes of calculating earnings per share, we reported each ASR as a repurchase of our common stock and as a forward contract indexed to our common stock. Each ASR met the applicable criteria for equity classification, and, as a result, none were accounted for as a derivative instrument. Below is a summary of each ASR entered into under the 2020 Repurchase Program:

41 655,699 $ $ 246,676 $ 50,000,0 00 $ - November 2021 $ August 2020 $ 150,000, 000 August 2021 $ 1,742,160 $ $ 50,000,0 00 $ $ April 2022(a) - 524,315 546,993 $ $ - $ $ 50,000,0 00 $ $ 150,000, 000 September 2021 2,289,153 - $ $ September 2020 1,096,654 131,384 $ - - $ $ $ 250,000, 000 849,978 4,041,506 $ $ $ $ $ 50,000,0 00 (a) We received 1,742,160 shares in early November 2021. Under this ASR, the purchase period had a scheduled termination date of June 1, 2022, although the financial institution was eligible to early terminate the ASR after January 31, 2022. In April 2022, the financial institution early terminated this ASR and we received additional 546,993 shares. Off Balance Sheet Arrangements We have certain operating leases that are considered short term and are not capitalized to the balance sheet. We use operating leases both on and off balance sheet to lower our cost of financings. We believe that operating leases are an important component of our capital structure.

U.S. Retirement Liabilities

Assumptions for U.S. Retirement Obligations

We have made various assumptions to estimate the amount of payments to be made in the future. The most significant assumptions include:

- Changing discount rates and other assumptions in effect at measurement dates (normally December 31)
- Investment returns on plan assets
- Addition of new claimants (historically immaterial due to freezing of pension benefits and exit from coal business)
- Mortality rates
- Change in laws

Funded Status of U.S. Retirement Plans

Funded Status of U.S. Retirement Plans						
	Actu	Projected				
(In millions)	**2023**	2024	2025	2026	2027	2028
Primary U.S. pension plan						
Beginning funded status	$ **(24.0)**	(10.9)	(5.4)	3.1	11.7	20.3
Net periodic pension credit[(a)]						
Payment from Brink's	–	–	–	–	0.1	4.6
Benefit plan actuarial loss						
Ending funded status	$ **(10.9)**	(5.4)	3.1	11.7	20.3	34.2
UMWA plans						
Beginning funded status	$ **(94.9)**	(77.9)	(78.2)	(78.7)	(79.5)	(80.7)
Net periodic postretirement						
Benefit plan actuarial gain	**15.1**	–	–	–	–	–
Other	**2.7**	–	–	–	–	–
Ending funded status	$ **(77.9)**	(78.2)	(78.7)	(79.5)	(80.7)	(82.1)
Black Lung plans						
Beginning funded status	$ **(75.8)**	(74.4)	(68.7)	(63.4)	(58.5)	(54.1)
Net periodic postretirement						
Payment from Brink's						
Benefit plan actuarial loss	**(2.4)**	–	–	–	–	–
Ending funded status	$ **(74.4)**	(68.7)	(63.4)	(58.5)	(54.1)	(50.0)

(a) Excludes amounts reclassified from accumulated other comprehensive income (loss).

Primary U.S. Pension Plan

Pension benefits provided to eligible U.S. employees were frozen on December 31, 2005, and benefits are not provided to employees hired after 2005 or to those covered by a collective bargaining agreement. We did not make cash contributions to the primary U.S. pension plan in 2023. There are approximately 10,500 beneficiaries in the plan.

42

Based on our current assumptions, we do not expect to make contributions until 2027.

UMWA Plan
Retirement benefits related to former coal operations include medical benefits provided by the Pittston Coal Group Companies Employee Benefit Plan for UMWA Represented Employees. There are approximately 2,400 beneficiaries in the UMWA plans. The company does not expect to make contributions to these plans until 2036, based on our actuarial assumptions.

Black Lung
Under the Federal Black Lung Benefits Act of 1972, Brink's is responsible for paying lifetime black lung benefits to miners and their dependents for claims filed and approved after June 30, 1973. There are approximately 700 black lung beneficiaries as of December 31, 2023.

Non-U.S. defined-benefit pension plans. We have various defined-benefit pension plans covering eligible current and former employees of some of our international operations. See Note 4 to the consolidated financial statements for information about these non-U.S. plans' benefit obligation and estimated future benefit payments over the next 10 years.

Summary of Total Expenses Related to All U.S. Retirement Liabilities

This table summarizes actual and projected expense (income) related to U.S. retirement liabilities. These expenses are not allocated to segment results.

	Actua	Projected				
(In millions)	2023	2024	2025	2026	2027	2028
Primary U.S. pension plan	$ ~~(13.6)~~ (13.6)	~~(9.9)~~ (9.9)	~~(5.0)~~ (5.0)	~~0.6~~ 0.6	~~6.2~~ 6.2	~~3.1~~ 3.1
UMWA plans	(5.1)	~~(5.6)~~ (5.6)	~~(5.6)~~ (5.6)	~~(0.9)~~ (0.9)	~~(0.8)~~ (0.8)	~~(0.7)~~ (0.7)
Black Lung plans	8.5	~~8.0~~ 8.0	~~7.5~~ 7.5	~~6.9~~ 6.9	~~6.4~~ 6.4	~~5.9~~ 5.9
Total	$ ~~(10.2)~~ (10.2)	~~(7.5)~~ (7.5)	~~(3.1)~~ (3.1)	~~6.6~~ 6.6	~~11.8~~ 11.8	~~8.3~~ 8.3

Summary of Total Payments from U.S. Plans to Participants

This table summarizes actual and estimated payments from the plans to participants.

	Actual	Projected				
(In millions)	2023	2024	2025	2026	2027	2028
Payments from U.S. Plans						
Primary U.S. pension plan	$ ~~44.5~~ 44.5	~~48.1~~ 48.1	~~48.0~~ 48.0	~~47.9~~ 47.9	~~47.6~~ 47.6	~~47.1~~ 47.1
UMWA plans	19.8	~~18.5~~ 18.5	~~18.3~~ 18.3	~~18.1~~ 18.1	~~18.0~~ 18.0	~~17.9~~ 17.9
Black Lung plans	7.7	~~9.3~~ 9.3	~~8.6~~ 8.6	~~7.9~~ 7.9	~~7.2~~ 7.2	~~6.7~~ 6.7
Total	$ ~~72.0~~ 72.0	~~75.9~~ 75.9	~~74.9~~ 74.9	~~73.9~~ 73.9	~~72.8~~ 72.8	~~71.7~~ 71.7

Summary of Projected Payments from Brink's to U.S. Plans

This table summarizes estimated payments from Brink's to U.S. retirement plans.

43

(In millions)	Projected Payments to Plans from Brink's			
	Primary	UMWA	Black	Total
Projected payments				
2024	$ –	$ –	9.3	9.3
2025	–	–	8.6	8.6
2026	–	–	7.9	7.9
2027	0.1	–	7.2	7.3
2028	4.6	–	6.7	11.3
2029	3.3	–	6.1	9.4
2030	1.0	–	5.7	6.7
2031	–	–	5.3	5.3
2032	–	–	4.9	4.9
2033	–	–	4.6	4.6
2034	–	–	4.3	4.3
2035	–	–	4.0	4.0

44

45 2038 and thereafter - 2037 127.0 - 2036 3 4 .. 0 3 .. 7 12.9 1 6 1 .. 0 Total projected payments $ $ 3 .. 4 11.7 151.6 - 115 ..7 1 5 .. 4 1 6 .. 3 2 7 6 .. 3 The amounts in the tables above are based on a variety of estimates, including actuarial assumptions as of December 31, 2023. The estimated amounts will change in the future to reflect payments made, investment returns, actuarial revaluations, and other changes in estimates. Actual amounts could differ materially from the estimated amounts.

Contingent Matters In August 2020, the Company received a subpoena issued in connection with an investigation being conducted by the U.S. Department of Justice (the “DOJ”). The Company is fully cooperating with the investigation and has responded to requests from the DOJ for documents and other information, primarily related to cross-border shipments of cash and things of value and anti-money laundering compliance. Given that the investigation is still ongoing and that no civil or criminal claims have been brought to date, the Company cannot predict the outcome of the investigation, the timing of the ultimate resolution of the matter, or reasonably estimate the possible range of loss, if any, that may result from this matter. Accordingly, no accruals have been made with respect to this matter. At the end of the fourth quarter of 2018, we became aware of an investigation initiated by the Chilean Fiscalía Nacional Económica (the Chilean antitrust agency) (“FNE”) related to potential anti-competitive practices among competitors in the cash logistics industry in Chile. In October 2021, the FNE filed a complaint before the Chilean antitrust court alleging that Brink’s Chile (as well as competitor companies) engaged in collusion in 2017 and 2018 and requested that the court approve a fine of $30.5 million. The Company filed its response to the complaint in November 2022, which signaled the beginning of the evidentiary phase. The Company intends to vigorously defend itself against the FNE's complaint. Based on available information to date, the Company recorded a charge of $9.5 million in the third quarter of 2021 in connection with this matter. In 2022, we recognized an additional $1.4 million adjustment and, in 2023, we recognized an additional $0.5 million adjustment to our estimated loss. The adjustments resulted from changes in currency rates. In addition, we are involved in various other lawsuits and claims in the ordinary course of business. We are not able to estimate the loss or range of losses for some of these matters. We have recorded accruals for losses that are considered probable and reasonably estimable. Except as otherwise noted, we do not believe that it is reasonably possible the ultimate disposition of any of the legal matters currently pending against the Company could have a material adverse effect on our liquidity, financial position or results of operations. 46

47 U.S. $ 54.9 54.9 24.4 24.4 December 31, Non-U.S. 73.1 APPLICATION OF CRITICAL ACCOUNTING POLICIES The application of accounting principles requires the use of assumptions, estimates and judgments. We make assumptions, estimates and judgments based on, among other things, knowledge of operations, markets, historical trends and likely future changes, similarly situated businesses and, when appropriate, the opinions of advisors with relevant knowledge and experience. Reported results could have been materially different had we used a different set of assumptions, estimates and judgments. (In millions) 52.9 2023 52.9 Total $ 128.0 2022 128.0 Deferred Tax Asset Valuation Allowance Deferred tax assets result primarily from net operating losses, tax credit carryforwards, and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Accounting Policy We establish valuation allowances, in accordance with the Financial Accounting Standards Board ("FASB") ASC Topic 740, Income Taxes, when we estimate it is not more-likely-than-not that a deferred tax asset will be realized. We decide to record valuation allowances primarily based on an assessment of positive and negative evidence including historical earnings and future taxable income that incorporates prudent, feasible tax-planning strategies. We assess deferred tax assets on an individual jurisdiction basis. Changes in tax statutes, the timing of deductibility of expenses or expectations for future performance could result in material adjustments to our valuation allowances, which would increase or decrease tax expense. Our valuation allowances are as follows. Valuation Allowances 77.3 77.3 Application of Accounting Policy U.S. Deferred Tax Assets We had $175 million of net deferred tax assets at December 31, 2023, of which $170 million in deferred tax assets are related to U.S. jurisdictions. In 2023, we concluded that we were not more-likely-than-not to realize assets related to certain attributes with a limited statutory carryforward, and we recorded a $33 million valuation allowance detriment through income from continuing operations and an additional $1 million valuation allowance increase through other comprehensive income (loss). Our conclusion was based upon Internal Revenue Notices 2023-55 and 2023-80, both issued in 2023 (the "Notices"), which provide taxpayers relief in determining whether a foreign tax meets the definition of a foreign income tax as required under final foreign tax credit regulations the U.S. Treasury published in the Federal Register on January 4, 2022. The Notices provide relief for foreign taxes paid in any taxable year beginning on or after December 28, 2021, and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We determined a significant amount of the post-2021 foreign withholding taxes will now be eligible for U.S. foreign income tax credit treatment and therefore our U.S. operations will annually be generating new foreign tax credits which should be creditable in the year generated. As a result, we no longer expect to be able to utilize a substantial amount of our foreign tax credit carryforwards to offset future tax prior to their expiration. Additionally, we concluded that we were more-likely-than-not to realize certain state deferred tax assets, and as a result we recorded a $4 million valuation allowance benefit through income from continuing operations.

In 2022, we concluded that we were more-likely-than-not to realize assets related to certain attributes with a limited statutory carryforward and we recorded a $56 million valuation allowance benefit through income from continuing operations and an additional $14 million valuation allowance reduction through other comprehensive income (loss). Our conclusion was based upon the final foreign tax credit regulations that the U.S. Treasury published in the Federal Register on January 4, 2022. We determined a significant amount of the post-2021 foreign withholding taxes will now be ineligible for U.S. foreign income tax credit treatment and therefore our U.S. operations will no longer annually be generating new foreign tax credits in excess of its annual foreign tax credit utilization limit. As a result, we expect to be able to utilize a substantial amount of our foreign tax credit and general business tax credit carryforwards to offset future tax prior to their expiration. We used various estimates and assumptions to evaluate the need for the valuation allowance in the U.S. These included • projected revenues and operating income for our U.S. entities, • projected royalties and management fees paid to U.S. entities from subsidiaries outside the U.S., • projected Global Intangible Low-Taxed Income ("GILTI") inclusion in our U.S. taxable income, • estimated required contributions to our U.S. retirement plans, • the estimated impact of U.S. tax reform and other U.S. tax legislation, and • interest rates on projected U.S. borrowings. Our projections assumed continued growth of our revenues and operating profit both in the U.S. and outside the U.S. Had we used different assumptions, we might have made different conclusions about the need for valuation allowances. For example, if we did not have growth in either the U.S. or non-U.S. jurisdictions with respect to the GILTI inclusions or using different assumptions, we might have concluded that we require a full valuation allowance offsetting our U.S. deferred tax assets. Non-U.S. Deferred Tax Assets In 2023, we recognized a tax expense of $2 million through income from continuing operations from a change in judgment about the need for valuation allowances for deferred tax assets in certain non-U.S. jurisdictions. In 2022, we recognized a tax expense of $1 million through income from continuing operations from a change in judgment about the need for valuation allowances for deferred tax assets in certain non-U.S. jurisdictions. Business Acquisitions Accounting Policy In the three years ended December 31, 2023, we have completed multiple business acquisitions. When we acquire a controlling interest in an entity that is determined to meet the definition of a business, we apply the acquisition method described in FASB ASC Topic 805, Business Combinations. Using the acquisition method, we allocate the total purchase price to the assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date. Any excess purchase price over the fair value of the assets acquired and the liabilities assumed is recognized as goodwill. Application of Accounting Policy The purchase price allocation process requires us to make significant estimates and assumptions, primarily related to intangible assets. The allocation of the purchase consideration transferred may be subject to revision based on the final determination of fair values during the measurement period. We use all available information to make these fair value determinations and, for material business acquisitions, we engage an outside valuation specialist to assist in the fair value determination of the acquired intangible assets. We typically use an income method to estimate the fair value of intangible assets, which is based primarily on future cash flow projections. The forecasted cash flows also reflect significant assumptions related to expected customer attrition rates, revenue growth rates, market participant synergies and discount rates applied to the cash flows. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions. The estimated fair values assigned to assets acquired and liabilities assumed in a purchase price allocation can have a significant effect on future results of operations. For example, a higher fair value assigned to intangible assets results in higher amortization expense, which results in lower net income. 48

Goodwill, Other Intangible Assets and Property and Equipment Valuations Accounting Policy At December 31, 2023, we had property and equipment of $1,013.3 million, goodwill of $1,473.8 million and other intangible assets of $488.3 million, net of accumulated depreciation and amortization. We review these assets for possible impairment using the guidance in FASB ASC Topic 350, Intangibles - Goodwill and Other, for goodwill and other intangible assets and FASB ASC Topic 360, Property, Plant and Equipment, for property and equipment. Our review for impairment requires the use of significant judgments about the future performance of our operating subsidiaries. Due to the many variables inherent in the estimates of the fair value of these assets, differences in assumptions could have a material effect on the impairment analyses. Goodwill We review goodwill for impairment annually and whenever events or circumstances make it more-likely-than-not that impairment may have occurred. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Under U.S. GAAP, the annual impairment test may be either a quantitative test or a qualitative assessment. The qualitative assessment can be performed in order to determine whether facts and circumstances support a determination that reporting unit fair values are greater than their carrying values. We performed a goodwill impairment test on these reporting units as of October 1, 2023 and elected to forego the optional qualitative assessment and performed a quantitative goodwill impairment assessment instead. We estimated the fair value of each reporting unit using a weighting of two valuation methodologies: the Income Approach and the Public Company Market Multiple Method, with greatest weight placed on the Income Approach. The resulting reporting unit fair values were compared to each reporting unit's carrying value. As a result of the evaluation, we concluded that goodwill was not impaired, and the fair value of each reporting unit exceeded its carrying value for all reporting units. Finite-lived Intangible Assets and Property and Equipment We review finite-lived intangible assets and property and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. To determine whether impairment has occurred, we compare estimates of the future undiscounted net cash flows of groups of assets to their carrying value. Estimates of Future Cash Flows We made significant assumptions when preparing financial projections of cash flow used in our impairment analyses, including assumptions of future results of operations including revenue growth rate and operating income over the forecast period, capital requirements, income taxes, long-term growth rates for determining terminal value, and discount rates. Our projections assumed continued growth of our revenues and operating profit both in the U.S. and outside the U.S. Our conclusions regarding asset impairment may have been different if we had used different assumptions. 49

Retirement and Post employment Benefit Obligations

We provide benefits through defined benefit pension plans and retiree medical benefit plans and under statutory requirements.

Accounting Policy

We account for pension and other retirement benefit obligations under FASB ASC Topic 715, *Compensation – Retirement Benefits*. We account for post employment benefit obligations, including workers' compensation obligations, under FASB ASC Topic 712, *Compensation – Non retirement Post employment Benefits*.

To account for these benefits, we make assumptions of expected return on assets, discount rates, inflation, demographic factors and changes in the laws and regulations covering the benefit obligations. Because of the inherent volatility of these items and because the obligations are significant, changes in the assumptions could have a material effect on our liabilities and expenses related to these benefits.

Our most significant retirement plans include our primary U.S. pension plan and the retiree medical plans of our former coal business that were collectively bargained with the United Mine Workers of America (the "UMWA"). The critical accounting estimates that determine the carrying values of liabilities and the resulting annual expense are discussed below.

Application of Accounting Policy

Discount Rate Assumptions
For plans accounted under FASB ASC Topic 715, we discount estimated future payments using discount rates based on market conditions at the end of the year. In general, our liability changes in an inverse relationship to interest rates. That is, the lower the discount rate, the higher the associated plan obligation.

U.S. Plans
For our largest retirement plans, including the primary U.S. pension and UMWA plans and Black Lung obligations, we derive the discount rates used to measure the present value of benefit obligations using the cash flow matching method. Under this method, we compare the plan's projected payment obligations by year with the corresponding yields on a Mercer yield curve. Each year's projected cash flows are then discounted back to their present value at the measurement date and an overall discount rate is determined. The overall discount rate is then rounded to the nearest tenth of a percentage point.

We used Mercer's Above-Mean Curve to determine the discount rates for retirement cost and the year-end benefit obligation. To derive the Above-Mean Curve, Mercer uses only those bonds with a yield higher than the mean yield of the same portfolio of high quality bonds. The Above-Mean Curve reflects the way an active investment manager would select high-quality bonds to match the cash flows of the plan.

Non-U.S. Plans
We use the same cash flow matching method to derive the discount rates for our major non-U.S. retirement plans. Where the cash flow matching method is not possible, rates of local high-quality long-term government bonds are used to estimate the discount rate.

The discount rates for the primary U.S. pension plan, UMWA retiree medical plans and Black Lung obligations were:

	Primary U.S. Plan				UMWA Plans				Black Lung									
	202	20		202	**20**	20		202	**20**	20								2021
Discount rate:																		
Retirement cost	5.4	5.4 %	2.8	2.8 %	2.4	2.4 %	5.4	5.4 %	2.8	2.8 %	2.3	2.3 %	5.4	5.4 %	2.7	2.7 %	2.2	2.2 %
Benefit obligation at year end	5.1	5.1 %	5.4	5.4 %	2.8	2.8 %	5.1	5.1 %	5.4	5.4 %	2.8	2.8 %	5.1	5.1 %	5.4	5.4 %	2.7	2.7 %

Sensitivity Analysis
The discount rate we select at year end materially affects the valuations of plan obligations at year end and the calculations of net periodic expenses for the following year. The tables below compare hypothetical plan obligation valuations for our largest plans as of December 31,

50

2023, actual expenses for 2023 and projected expenses for 2024 assuming we had used discount rates that were one percentage point lower or higher.

Plan Obligations at December 31, 2023

(In millions)	Hypotheti	Actual	Hypothetical
Primary U.S. pension plan	$ 686.7	~~686.7~~	**622.5** 568.2
UMWA plans		**214.0**	197.4

Actual 2023 and Projected 2024 Expense (Income)

(In millions,		Hypothetical			Hypothetical sensitivity analysis
	Actua	1%	1%	Project	1%	1% higher
Years Ending	**2023**	2023	2023	2024	2024	2024
Primary U.S.						
Discount rate assumption	~~5.4~~ 5.4 %	~~4.4~~ 4.4 %	~~6.4~~ 6.4 %	~~5.1~~ 5.1 %	~~4.1~~ 4.1 %	~~6.1~~ 6.1 %
Retirement cost	~~$~~ ~~(13.6)~~ $ (13.6)	~~(8.3)~~ (8.3)	~~(12.6)~~ (12.6)	~~$~~ ~~(9.9)~~ $	~~(4.9)~~ (4.9)	~~(13.0)~~ (13.0)
UMWA plans						
Discount rate assumption	~~5.4~~ 5.4 %	~~4.4~~ 4.4 %	~~6.4~~ 6.4 %	~~5.1~~ 5.1 %	~~4.1~~ 4.1 %	~~6.1~~ 6.1 %
Retirement cost	~~$~~ ~~(5.1)~~ $ (5.1)	~~(4.7)~~ (4.7)	~~(5.6)~~ (5.6)	~~$~~ ~~(5.6)~~ $	~~(5.1)~~ (5.1)	~~(6.0)~~ (6.0)

Expected-Return-on-Assets Assumption

Our expected-return-on-assets assumption, which materially affects our net periodic benefit cost, reflects the long-term average rate of return we expect the plan assets to earn. We select the expected-return-on-assets assumption using advice from our investment advisor considering each plan's asset allocation targets and expected overall investment manager performance and a review of the most recent long-term historical average compounded rates of return, as applicable. We selected 7.00% as the expected-return-on-assets assumption for our primary U.S. pension plan and 8.00% for our UMWA retiree medical plans for actual 2023 expense. We selected 7.00% as the expected-return-on-assets assumption for our primary U.S. pension plan and 8.00% for our UMWA retiree medical plans for projected 2024 expense.

The twenty to thirty year compound annual return of our primary U.S. pension plan has averaged from 6.2% to 7.6%.

Sensitivity Analysis

Effect of using different expected-rate-of-return assumptions. Our 2023 and projected 2024 expense would have been different if we had used different expected-rate-of-return assumptions. For every hypothetical change of one percentage point in the assumed long-term rate of return on plan assets (and holding other assumptions constant), our actual 2023 and projected 2024 expense would be as follows:

(In millions, except for		Hypothetical sensitivity			Hypothetical sensitivity analysis for expected-return-on asset
	Actua	1%	1%	Project	1%	1% higher

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Years Ending	**2023**	2023	2023	2024	2024						2024			
Expected-return-o														
Primary U.S. pension plan	~~7.00~~	**7.00** %	~~6.00~~	6.00 %	~~8.00~~	8.00 %	~~7.00~~	7.00 %	~~6.00~~	6.00 %	~~8.00~~			8.00 %
UMWA plans	~~8.00~~	**8.00** %	~~7.00~~	7.00 %	~~9.00~~	9.00 %	~~8.00~~	8.00 %	~~7.00~~	7.00 %	~~9.00~~			9.00 %
Primary U.S. pension plan	~~$~~	~~(13.6)~~	**$ (13.6)**	~~(6.9)~~	(6.9)	~~(20.3)~~	(20.3)	~~$~~	~~(9.9)~~	$ (9.9)	~~(3.3)~~	(3.3)	~~(16.5)~~	(16.5)
UMWA plans	~~(5.1)~~	**(5.1)**	~~(3.8)~~	(3.8)	~~(6.4)~~	(6.4)	~~(5.6)~~	(5.6)	~~(4.3)~~	(4.3)	~~(6.9)~~			(6.9)

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Effect of improving or deteriorating actual future market returns. Our funded status at December 31, 2024, and our 2025 expense will be different from currently projected amounts if our projected 2024 returns are better or worse than the returns we have assumed for each plan.

(In millions, except for percentages)		Hypothetical sensitivity analysis of 2024 asset return better or worse than expected				
Years Ending December 31,	Projecte		Better		Worse return	
Return on investments in 2024						
Primary U.S. pension plan	7.00 %	%	14.00 %	%	– = %	%
UMWA plans	8.00 %	%	16.00 %	%	– = %	% %
Projected Funded Status at December 31,						
Primary U.S. pension plan	$	$		36		(46)
UMWA plans						
2025 Expense[(a)]						
Primary U.S. pension plan	$	$		(7)		(3)
UMWA plans						

(a) Actual future returns on investments will not affect our earnings until 2025 since the earnings in 2024 will be based on the "expected return on assets" assumption.

Effect of using fair market value of assets to determine expense. For our defined-benefit pension plans, we calculate expected investment returns by applying the expected long-term rate of return to the market-related value of plan assets. In addition, our plan asset actuarial gains and losses that are subject to amortization are based on the market-related value.

The market-related value of the plan assets is different from the actual or fair market value of the assets. The actual or fair market value is, at a point in time, the value of the assets that is available to make payments to pensioners and to cover any transaction costs. The market-related value recognizes changes in fair value from the expected value on a straight-line basis over five years. This recognition method spreads the effects of year-over-year volatility in the financial markets over several years.

Our expenses related to our primary U.S. pension plan would have been different if our accounting policy were to use the fair market value of plan assets instead of the market-related value to recognize investment gains and losses.

(In millions)	Based on market-related value of			Hypothetical[(a)]		
Years Ending	**Actu 2023**	Proje 2024	Proje 2025	2023	2024	2025
Primary U.S. pension plan expense	$ (13.6)		(9.9)	(9.9) (5.0)	(5.0)	$ 7.7 3.0 3.0 3.8 3.8

(a) Assumes that our accounting policy was to use the fair market value of assets instead of the market-related value of assets to determine our expense related to our primary U.S. pension plan.

For our UMWA plans, we calculate expected investment returns by applying the expected long-term rate of return to the fair market value of the assets at the beginning of the year. This method is likely to cause the expected return on assets, which is recorded in earnings, to fluctuate more than had we used the accounting methodology of our defined-benefit pension plans.

Medical Inflation Assumption

53

54 2021 2020 2019 UMWA plans 2,400 2,500 2,700 2,900 3,000 Black Lung 700 800 We estimate the trend in healthcare cost inflation to predict future cash flows related to our retiree medical plans. Our assumption is based on recent plan experience and industry trends. For the UMWA plans, our largest retiree medical plans, we have assumed a medical inflation rate of 6.8% for 2024, and we project this rate to decline to 5% in 2031 and hold at 5% thereafter. Our overall medical inflation rate assumption, including the assumption that medical inflation rates will gradually decline over the next eight years and hold at 5%, is based on macroeconomic assumptions of gross domestic growth rates, the excess of national health expenditures over other goods and services, and population growth. Our assumption of a medical inflation rate of 6.8% for 2024 is based on the above-described factors, combined with our recent actual experience. Workers’ Compensation Besides the effects of changes in medical costs, worker’s compensation costs are affected by the severity and types of injuries, changes in state and federal regulations and their application and the quality of programs which assist an employee’s return to work. Our liability for future payments for workers’ compensation claims is evaluated annually with the assistance of an actuary. Numbers of Participants Mortality tables. We use the Society of Actuaries base mortality tables for private sector plans, Pri-2012, and the Mercer modified MP-2021 projection scale, with a Blue Collar adjustment factor for the majority of our U.S. retirement plans and a White Collar adjustment factor for our nonqualified U.S. pension plan. Number of participants. The number of participants by major plan in the past five years is as follows: 800 700 800 U.S. pension Number of participants 10,500 10,700 Plan 10,800 2023 11,000 11,200 Because we are no longer operating in the coal industry, we anticipate that the number of participants in the UMWA retirement medical plan will decline over time due to mortality. Because the U.S. pension plan has been frozen, the number of its participants will also decline over time. 2022

Foreign Currency Translation The majority of our subsidiaries outside the U.S. conduct business in their local currencies. Our financial results are reported in U.S. dollars, which include the results of these subsidiaries. Accounting Policy Our accounting policy for foreign currency translation is different depending on whether the economy in which our foreign subsidiary operates has been designated as highly inflationary. Economies with a three-year cumulative inflation rate of more than 100% are considered highly inflationary. Subsequent reductions in cumulative inflation rates below 100% do not change the method of translation unless the reduction is deemed to be other than temporary. Non-Highly Inflationary Economies Assets and liabilities of foreign subsidiaries in non-highly inflationary economies are translated into U.S. dollars using rates of exchange at the balance sheet date. Translation adjustments are recorded in other comprehensive income (loss). Revenues and expenses are translated at rates of exchange in effect during the year. Transaction gains and losses are recorded in net income. Highly Inflationary Economies Foreign subsidiaries that operate in highly inflationary countries must use the reporting currency (the U.S. dollar) as the functional currency. Local-currency monetary assets and liabilities are remeasured into dollars each balance sheet date, with remeasurement adjustments and other transaction gains and losses recognized in earnings. Other than nonmonetary equity and available-for-sale debt securities, nonmonetary assets and liabilities do not fluctuate with changes in local currency exchange rates to the dollar. For nonmonetary equity securities traded in highly inflationary economies, the fair market value of the equity securities are remeasured at the current exchange rates to determine gain or loss to be recorded in net income. For nonmonetary available-for-sale debt securities traded in highly inflationary economies, the fair market value of these debt securities are remeasured at the current exchange rates, with changes recorded in the gains (losses) on available-for-sale securities component of accumulated other comprehensive income (loss). We reclassify amounts from accumulated other comprehensive income (loss) into earnings when these debt securities are sold. Application of Accounting Policy Argentina We operate in Argentina through wholly owned subsidiaries and a smaller controlled subsidiary (together "Brink's Argentina"). Revenues from Brink's Argentina represented approximately 4% of our consolidated revenues for the years ended December 31, 2023, 2022, and 2021. The operating environment in Argentina continues to present business challenges, including ongoing devaluation of the Argentine peso and significant inflation. For the year ended December 31, 2021, the Argentine peso declined by approximately 19% (from 84.0 to 103.1 pesos to the U.S. dollar). For the year ended December 31, 2022, the Argentine peso declined by approximately 42% (from 103.1 to 178.6 pesos to the U.S. dollar). For the year ended December 31, 2023, the Argentine peso declined approximately 79% (from 178.6 to 833.3 pesos to the U.S. dollar). Beginning July 1, 2018, we designated Argentina's economy as highly inflationary for accounting purposes. As a result, we consolidated Brink's Argentina using our accounting policy for subsidiaries operating in highly inflationary economies beginning with the third quarter of 2018. Argentine peso-denominated monetary assets and liabilities are now remeasured at each balance sheet date using the currency exchange rate then in effect, with currency remeasurement gains and losses recognized in earnings. In 2023, we recognized $79.1 million in pretax remeasurement losses. In 2022 and in 2021, we recognized $37.6 million and $9.0 million in pretax remeasurement losses, respectively. At December 31, 2023, Argentina's economy remained highly inflationary for accounting purposes. At December 31, 2023, we had net monetary assets denominated in Argentine pesos of $72.1 million, including cash of $62.5 million. At December 31, 55

2023, we had net nonmonetary assets of $141.9 million (including $99.8 million of goodwill, $1.1 million in equity securities denominated in Argentine pesos and $5.6 million in debt securities denominated in Argentine pesos). At December 31, 2022, we had net monetary assets denominated in Argentine pesos of $66.2 million (including cash of $57.7 million) and net nonmonetary assets of $168.2 million (including $99.8 million of goodwill, $1.9 million in equity securities denominated in Argentine pesos and $27.4 million in debt securities denominated in Argentine pesos). During September 2019, the Argentine government announced currency controls on both companies and individuals. Under the exchange procedures implemented by the central bank, approval is required for many transactions, including dividend repatriation abroad. We have previously elected to use other market mechanisms to convert Argentine pesos into U.S. dollars. Conversions under these other market mechanisms generally settle at rates that are less favorable than the rates at which we remeasure the financial statements of Brink’s Argentina. We did not have any such conversion losses in the last three years. Although the Argentine government has implemented currency controls, Brink’s management continues to provide guidance and strategic oversight, including budgeting and forecasting for Brink’s Argentina. We continue to control our Argentina business for purposes of consolidation of our financial statements and continue to monitor the situation in Argentina. 56